File No. 70-9381

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    * * *
                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                    * * *
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                   ---------------------------------------

                                       and

                      CENTRAL AND SOUTH WEST CORPORATION
              1616 Woodall Rodgers Freeway, Dallas, Texas 75202
              -------------------------------------------------

            (Name of companies and top registered holding company
                  parents filing this statement and address
                         of principal executive offices)
                                    * * *

Armando A. Pena                             Wendy G. Hargus
Treasurer                                   Treasurer
American Electric Power Company, Inc.       Central and South West Corporation
1 Riverside Plaza                           1616 Woodall Rodgers Freeway
Columbus, OH  43215                         Dallas, TX  75202

Susan Tomasky                               Jeffrey D. Cross
Senior Vice President and General Counsel   Vice President and General Counsel
American Electric Power Company, Inc.       AEP Resources, Inc.
1 Riverside Plaza                           1 Riverside Plaza
Columbus, OH  43215                         Columbus, OH  43215

Marianne K. Smythe                          Joris M. Hogan
Wilmer, Cutler & Pickering                  Milbank, Tweed, Hadley & McCloy
2445 M Street, N.W.                         1 Chase Manhattan Plaza
Washington, DC  20037-1420                  New York, NY 10005

                 (Names and addresses of agents for service)





                                TABLE OF CONTENTS
                                                                 Page

         ITEM  1. DESCRIPTION OF MERGER                             1

                  A.   INTRODUCTION                                 1
                  B.   DESCRIPTION OF THE                           3
                       PARTIES TO THE MERGER
                     1. General Description                         3
                     2. Description of                             12
                           Energy Sales and Facilities
                           3. Electric Coordination 22
                  C.   DESCRIPTION OF MERGER AND
                       STATEMENT AS TO CONSIDERATION               25
                     1. Background of the Merger                   25
                     2. Merger Agreement                           26
                     3. Reasons for the Merger                     27
                     4. AEP Management                             28
                        Following the Merger

         ITEM  2. FEES, COMMISSIONS AND EXPENSES                   28

         ITEM  3. APPLICABLE STATUTORY PROVISIONS                  29
                  A.   SECTION 10(b)                               31
                     1.          Section 10(b)(1)                  31
                     2.          Section 10(b)(2)                  40
                     3.          Section 10(b)(3)                  47
                  B.   SECTION 10(c)                               50
                     1.          Section 10(c)(1)                  50
                     2.          Section 10(c)(2)                  71
                  C.   SECTION 10(f)                               73
                  D.   INTRA-SYSTEM FINANCING
                       AND OTHER COMMISSION
                       AUTHORIZATIONS                              73
                  E.   SERVICE AGREEMENT;
                       APPROVAL OF METHODOLOGY
                       FOR ALLOCATING COSTS
                       UNDER THE SERVICE AGREEMENT                 74
                  F.   ACQUISITION OF
                       NON-UTILITY BUSINESSES                      75
                  G.   ORGANIZATION OF MERGER
                       SUB; ACQUISITION OF
                       MERGER SUB COMMON STOCK                     76

         ITEM  4. REGULATORY APPROVAL                              76

                  A.   ANTITRUST CONSIDERATIONS                    77
                  B.   ATOMIC ENERGY ACT                           77
                  C.   FEDERAL POWER ACT                           78
                  D.   COMMUNICATIONS ACT                          78
                  E.   ARKANSAS COMMISSION                         78
                  F.   LOUISIANA COMMISSION                        78
                  G.   OKLAHOMA COMMISSION                         79
                  H.   TEXAS COMMISSION                            79
                  I.   AFFILIATE CONTRACTS                         80

         ITEM  5. PROCEDURE                                        80

         ITEM  6. EXHIBITS AND FINANCIAL STATEMENTS                80

         ITEM  7. INFORMATION AS TO ENVIRONMENTAL                  82
                  EFFECTS



                                GLOSSARY OF TERMS
The following abbreviations or acronyms used in this Application-Declaration are defined below:

              250 MW         Contractual reservation of 250 MW
              Contract Path  over the Ameren system providing
                             firm point-to-point transmission service from AEP's
                             Breed-Casey  interconnection  with  Ameren to CSW's
                             MOKANOK line interconnection with Ameren

              AEGCo          AEP Generating Company

              AEP            American Electric Power Company,
                             Inc. before the Merger,
                             unless the context indicates
                             otherwise

              AEPC           AEP Communications, LLC

              AEP Common     AEP common stock, $6.50 par value
              Stock

              AEPES          AEP Energy Services, Inc.
                              (formerly, AEP Energy
                                Solutions, Inc.)

              AEPRESCO       AEP Resources Service Company
                              (formerly, AEP Energy
                                 Services, Inc.)

              AEP Resources  AEP Resources, Inc.

              AEPSC          American Electric Power Service
                             Corporation

              AEP System     American Electric Power System, an
                             integrated electric
                             utility system owned and operated
                             by AEP's U.S. electric utility
                             subsidiaries

              Ameren         Ameren Corporation, a public
                             utility holding company
                             registered under the 1935 Act

              Antitrust      Antitrust Division of U.S.
              Division       Department of Justice

              APCo           Appalachian Power Company

              Applicants     AEP and CSW

              Arkansas       Arkansas Public Service Commission
              Commission

              Atomic Energy  Atomic Energy Act of 1954, as
              Act            amended

              C3             C3 Communications, Inc.
              Communications

              Commission     Securities and Exchange Commission

              Central        Computer software program,
              Dispatch       developed by the Applicants
              Planning       using proprietary technology and
                             technology  licensed  from  third  parties,   which
                             forecasts  the  generation  needs  of the  Combined
                             System   and   schedules   each   generating   unit
                             accordingly

              Central        Computer software program,
              Economic       developed by the Applicants
              Dispatch       using proprietary technology and
                             technology  licensed  from  third  parties,   which
                             adjusts, every four seconds, the dispatch of each generating unit within the Combined System

              Combined       AEP following the Merger
              Company

              Combined       System resulting from combination
              System         of the AEP System and
                             CSW System following the Merger

              CPL            Central Power and Light Company

              CSPCo          Columbus Southern Power Company

              CSW            Central and South West Corporation
                               before the Merger,
                          unless the context indicates
                             otherwise

              CSW Common     CSW common stock, $3.50 par value
              Stock

              CSW Credit     CSW Credit, Inc.

              CSW Energy     CSW Energy, Inc.

              CSW Energy     CSW Energy Services, Inc.
              Services

              CSW            CSW International, Inc.
              International

              CSW Leasing    CSW Leasing, Inc.

              CSWS           Central and South West Services,
                             Inc.

              CSW System     CSW Electric Power System, an
                             integrated electric utility
                             system, owned and operated by
                             CSW's U.S. electric utility
                             subsidiaries

              Division       Commission's Division of
                             Investment Management

              D.C. Circuit   U.S. Court of Appeals for the
                             District of Columbia Circuit

              DOJ            U.S. Department of Justice

              Duke           Duke Energy Corporation, an
                             integrated energy and energy
                             services provider including an
                             electric public utility

              ECAR           East Central Area Reliability
                             Council

              Energy Act     Energy Policy Act of 1992

              EnerShop       EnerShop Inc.

              Entergy        Entergy Corporation, a public
                             utility holding company
                             registered under the 1935 Act

              ERCOT          Electric Reliability Council of
                             Texas

              EWG            Exempt Wholesale Generator

              Exchange Ratio Ratio specified in the Merger Agreement of converting CSW Common Stock for AEP Common Stock, i.e., each share of CSW Common Stock converts into
                             0.60 shares of AEP Common Stock

              Excluded       Shares of CSW Common Stock owned
              Shares         by AEP, Merger Sub or any other
                             direct or indirect subsidiary of AEP and shares of CSW Common Stock that are owned by CSW or any direct or indirect subsidiary of CSW, in each case not held on behalf of third parties

              FCC            Federal Communications Commission

              FERC           Federal Energy Regulatory
                             Commission

              FPA            Federal Power Act

              FTC            Federal Trade Commission

              FUCO           Foreign Utility Company

              HHI            Herfindahl-Hirschman Index

              HSR Act        Hart-Scott-Rodino Antitrust
                             Improvements Act of 1976

              I&M            Indiana Michigan Power Company

              IPP            Independent Power Producer

              ISO            Independent System Operator

              KPCo           Kentucky Power Company

              KgPCo          Kingsport Power Company

              Kv             Kilovolt

              KwH            Kilowatt hours

              Louisiana      Louisiana Public Service Commission
              Commission

              Merger         Business combination of AEP and
                             CSW pursuant to the
                             Merger Agreement

              Merger         Agreement and Plan of Merger,
              Agreement      dated as of December 21, 1997
                             among CSW, AEP and Merger Sub in which Merger Sub will be merged with and into CSW and CSW will become a wholly-owned subsidiary of AEP

              Merger Sub     Augusta Acquisition Corporation,
                             to become a wholly
                             owned subsidiary of AEP

              MOKANOK Line 345 Kv transmission line jointly owned by PSO, UE, Associated Electric Cooperative and Kansas Gas and Electric Company.

              Morgan Stanley Morgan Stanley & Co. Incorporated,
                             an investment banking firm and
                             CSW's financial adviser with
                             respect to the Merger

              MW             Megawatts

              Nanyang        Nanyang General Light Electric
              Electric       Co., Ltd.

              NCE            New Century Energies, Inc.

              NEPOOL         New England Power Pool

              1935 Act       Public Utility Holding Company Act
                             of 1935, as amended

              1995 Report    The Regulation of Public Utility
                             Holding Companies
                             (report to Congress by the
                              Division, June 1995)

              NRC            Nuclear Regulatory Commission

              OASIS          Open Access Same-Time Information
                             System

              Ohio           Public Utilities Commission of Ohio
              Commission

              OPCo           Ohio Power Company

              Oklahoma       Corporation Commission of the
              Commission     State of Oklahoma

              PG&E           PG&E Corporation, a public utility
                             holding company

              PSNH           Public Service Company of New
                             Hampshire

              PSO            Public Service Company of Oklahoma

              QF             Qualifying Facility as defined in
                              the Public Utility Regulatory
                              Policies Act of 1978

              Registration   Joint Proxy Statement/Prospectus
              Statement      dated April 16, 1998 of
                             AEP and CSW

              Salomon        Salomon Smith Barney Inc., an
                             investment banking firm
                             and AEP's financial adviser with
                              respect to the Merger

              SEEBOARD SEEBOARD plc, one of the 12 regional electricity companies formed due to the restructuring and subsequent privatization of the United Kingdom electricity industry in 1990


              Southern       The Southern Company, a public
                             utility holding company
                             registered under the 1935 Act

              SPP            Southwest Power Pool

              STP            South Texas Project, a two-unit
                             nuclear electricity generating
                             in which CPL owns a 25.2% interest

              STP Operating  STP Nuclear Operating Company

              SWEPCO         Southwestern Electric Power Company

              Texas          Public Utility Commission of Texas
              Commission

              UE             Union Electric Company, a public
                             utility and a wholly
                             owned subsidiary of Ameren

              West Virginia  West Virginia Public Service
              Commission     Commission

              WPCo           Wheeling Power Company

              WR             Western Resources, Inc.

              WTU            West Texas Utilities Company

              Yorkshire      Yorkshire Electricity Group plc,
              Electricity    one of the 12 regional
                             electricity companies formed due
                             to the restructuring
                             and subsequent privatization of
                             the United Kingdom
                             electricity industry in 1990



ITEM 1.       DESCRIPTION OF MERGER

   Applicants, pursuant to Sections 6, 7, 9(a)(1) and 10, 11, 12, 13, 32 and 33 of the 1935 Act and the rules thereunder, hereby amend and restate the Form U-1 Application-Declaration in File No. 70-9381 "Application-Declaration"). As set forth in greater detail below, Applicants hereby request the following authority from the Commission with respect to the proposed Merger of AEP, a New York corporation, and CSW, a Delaware corporation:

   a.the  acquisition  by AEP of all of the  issued  and  outstanding  CSW
     Common Stock;

   b.the acquisition by AEP of common stock of Merger Sub;

   c.the issuance of AEP Common Stock to effect the Merger;

   d.the amendment of AEP's existing authority to authorize the Combined Company to support the financing arrangements and to conduct the business the business activities of CSW (as discussed in Item 3.D below);

   e.the adoption of a service agreement to permit, under Section 13 of the 1935
     Act and the Commission's rules thereunder, AEPSC (the surviving service company for the Combined System after CSWS is merged into AEPSC) to render services to the Combined Company's utility and non-utility subsidiaries and an expansion of AEP's allocation factors following the Merger (as discussed in Item 3.E below); and

   f.the acquisition by AEP of CSW's non-utility businesses (to the extent jurisdictional, as discussed in Item 3.F below).

   Applicants further request that the Commission grant such other authority as may be necessary in connection with the Merger.

A.  INTRODUCTION

   This Application-Declaration seeks approvals relating to the proposed Merger of AEP and CSW. Pursuant to the Merger Agreement, AEP will acquire all of the issued and outstanding shares of CSW Common Stock. Both AEP and CSW are registered with the Commission as holding companies under the 1935 Act. (References to "AEP" or "CSW" refer to each Applicant and/or its subsidiaries, jointly or separately.)

   AEP owns all of the outstanding shares of common stock of seven U.S. electric utility operating subsidiaries: APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo. The service area of AEP's electric utility subsidiaries covers portions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. AEP also owns all of the common stock of AEGCo and AEPSC, among others. AEP indirectly owns 50% of the outstanding share capital of Yorkshire Electricity.

   CSW owns all of the outstanding shares of common stock of four U.S. electric utility operating subsidiaries: CPL, PSO, SWEPCO and WTU. The service area of CSW's electric utility subsidiaries covers portions of Arkansas, Louisiana, Oklahoma and Texas. CSW also owns all of the common stock of CSWS, among others, and indirectly owns all of the outstanding share capital of SEEBOARD.

   The Merger Agreement provides for a business combination of AEP and CSW in which Merger Sub will be merged into CSW. CSW will be the surviving corporation and will become a wholly owned subsidiary of AEP. Immediately following the Merger, the Combined Company will be a holding company with respect to CSW, which, in turn, will be a holding company with respect to the electric utility subsidiaries and other subsidiaries it currently owns (with the exception of CSWS, which will be merged into AEPSC, and CSW Credit, which will be directly held by the Combined Company). AEP's utility and non-utility subsidiaries will remain subsidiaries of AEP, and CSW's utility and non-utility subsidiaries, which will continue to be owned by CSW, will become indirect subsidiaries of AEP (except for CSWS and CSW Credit). The final ownership structure has not yet been determined."

   Upon consummation of the Merger, each share of issued and outstanding CSW Common Stock (other than Excluded Shares) will be exchangeable for 0.60 shares of AEP Common Stock. The former holders of CSW Common Stock will own approximately 40% of the outstanding shares of AEP Common Stock after the Merger. The only voting securities of AEP that will be publicly held will be AEP Common Stock; the Merger is expected to have no effect on the issued and outstanding public debt securities, preferred stock and/or preferred trust securities of CSW and the respective subsidiaries of AEP and CSW.

   The Merger will produce substantial benefits to the public, investors and consumers and will meet all applicable standards of the 1935 Act. Applicants believe that the Merger offers significant strategic and financial benefits to them and to their respective shareholders, as well as to their employees, customers and the communities in which they provide service. These benefits include, among others:

     (i) The Combined Company will operate more efficiently and be better equipped to keep rates low in an increasingly competitive electric utility industry;

     (ii) The Combined Company will achieve savings through the elimination of duplication in corporate and administrative programs, greater efficiencies in operations and business processes, improved purchasing power, and the combination of two workforces;

     (iii) The Merger will result in a Combined Company with a stronger financial base, improved position in the credit markets and greater market diversity;

     (iv) The Merger  will  diversify  the  service  territory  of the  Combined
   System, reducing exposure to local changes in economic and competitive conditions; and

     (v) The Merger will enhance the profitability of the Combined Company through increased scale.

   Applicants estimate the net non-fuel savings from the Merger to be nearly $2 billion and the net fuel-related savings to be approximately $98 million over the first ten years following the Merger. The projected Merger fuel and non-fuel savings are discussed in greater detail in Item 3.B.2 below. A copy of the Merger Agreement is incorporated by reference and attached as Exhibit B-1.

   At their Annual Meeting on May 27, 1998, holders of AEP Common Stock overwhelmingly approved the shareholder actions necessary to effect the Merger. The following day, holders of CSW Common Stock overwhelmingly approved the Merger at their Annual Meeting. Various aspects of the Merger are subject to the approval of this Commission as well as the: (i) FERC; (ii) NRC; (iii) FCC; (iv) Louisiana Commission; (v) Oklahoma Commission; and (vi) Arkansas Commission. In addition, the Applicants must obtain pre-Merger clearance from the DOJ/FTC according to procedures set forth in the HSR Act and a determination by the Texas Commission that the Merger is consistent with the public interest. Applicants have made filings with each of these regulatory agencies except the FCC and DOJ/FTC, with which they intend to file during the next several months. On August 13, 1998, the Arkansas Commission issued an order conditionally approving the Merger, a copy of which is filed as Exhibit D-2.2 and incorporated by reference. To realize the benefits of the Merger promptly, Applicants ask that the Commission review this Application-Declaration and issue an order approving the Merger and granting authority for the attendant transactions set forth above as expeditiously as practicable without a hearing.

B.  DESCRIPTION OF THE PARTIES TO THE MERGER

   1.     General Description

     a.     AEP

   AEP, a New York corporation, has its principal executive offices at 1 Riverside Plaza, Columbus, Ohio. AEP was incorporated under the laws of the State of New York in 1906 and reorganized in 1925. AEP is a registered public utility holding company that owns all of the outstanding shares of common stock of seven U.S. electric utility operating subsidiaries: APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo. Most of the operating revenues of AEP and its subsidiaries are derived from sales of electricity. AEP also owns, either directly or indirectly, all of the common stock of four material non-utility businesses -- AEP Resources, AEPRESCO, AEPC, and AEPES -- and all of the common stock of two other businesses -- AEGCo and AEPSC. AEP indirectly owns 50% of the outstanding share capital of Yorkshire Electricity.

   AEP and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of its subsidiaries are also subject to regulation by the FERC under the FPA with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

   AEP's electric utility operating subsidiaries serve approximately 3 million customers in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. The generating and transmission facilities of these subsidiaries are physically interconnected, and their operations are coordinated, as a single integrated electric utility system. Transmission networks are interconnected with extensive distribution facilities in the territories served.

   At December 31, 1997, the U.S. subsidiaries of AEP had a total of 17,844 employees. AEP, as such, has no employees. The electric utility operating subsidiaries of AEP are each described below:

     APCo (organized in Virginia in 1926) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 877,000 customers in the southwestern portion of Virginia and southern West Virginia, and in supplying electric power at wholesale to other electric utility companies and municipalities in those states and in Tennessee. At December 31, 1997, APCo had 3,877 employees. Among the principal industries served by APCo are coal mining, primary metals, chemicals and textile mill products. A comparatively small part of the properties and business of APCo is located in the northeastern end of Tennessee. APCo's retail rates and certain other matters are subject to regulation by the West Virginia Commission and the State Corporation Commission of Virginia.

     CSPCo (organized in Ohio in 1937, the earliest direct predecessor company having been organized in 1883) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 621,000 customers in central and southern Ohio, and in supplying electric power at wholesale to other electric utilities and to municipally owned distribution systems within its service area. At December 31, 1997, CSPCo had 1,802 employees. Among the principal industries served by CSPCo are food processing, chemicals, primary metals, electronic machinery and paper products. CSPCo's retail rates and certain other matters are subject to regulation by the Ohio Commission.

     I&M (organized in Indiana in 1925) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 549,000 customers in northern and eastern Indiana and southwestern Michigan, and in supplying electric power at wholesale to other electric utility companies, rural electric cooperatives and municipalities. At December 31, 1997, I&M had 3,306 employees. Among the principal industries served by I&M are primary metals, transportation equipment, electrical and electronic machinery, fabricated metal products, rubber and miscellaneous plastic products and chemicals and allied products. I&M's retail rates and certain other matters are subject to regulation by the Indiana Utility Regulatory Commission and the Michigan Public Service Commission. I&M also is subject to regulation by the NRC under the Atomic Energy Act with respect to the operation of its nuclear generation plant.

     KPCo (organized in Kentucky in 1919) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 168,000 customers in eastern Kentucky, and in supplying electric power at wholesale to other utilities and municipalities in Kentucky. At December 31, 1997, KPCo had 731 employees. The principal industries served by KPCo include coal mining, petroleum refining, primary metals and chemicals. KPCo's retail rates and certain other matters are subject to regulation by the Kentucky Public Service Commission.

     KgPCo (organized in Virginia in 1917) provides electric service to approximately 43,000 customers in Kingsport and eight neighboring communities in northeastern Tennessee. KgPCo has no generating facilities of its own. It purchases electric power distributed to its customers from APCo. At December 31, 1997, KgPCo had 85 employees. The principal industries served by KgPCo include chemicals and allied products, paper products, stone, clay, glass and concrete products, textiles and printing products. KgPCo's retail rates and certain other matters are subject to regulation by the Tennessee Regulatory Authority.

     OPCo (organized in Ohio in 1907 and reincorporated in 1924) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 679,000 customers in the northwestern, east central, eastern and southern sections of Ohio, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, OPCo and its wholly owned subsidiaries had 4,376 employees. Among the principal industries served by OPCo are primary metals, rubber and plastic products, stone, clay, glass and concrete products, petroleum refining and chemicals. OPCo's retail rates and certain other matters are subject to regulation by the Ohio Commission.

     WPCo (organized in West Virginia in 1883 and reincorporated in 1911) provides electric service to approximately 42,000 customers in northern West Virginia. WPCo has no generating facilities of its own. It purchases electric power distributed to its customers from OPCo. At December 31, 1997, WPCo had 94 employees. The principal industries served by WPCo include chemicals, coal mining and primary metal products. WPCo's retail rates and certain other matters are subject to regulation by the West Virginia Commission.

   AEGCo was organized in Ohio in 1982 as an electric generating company. AEGCo sells power at wholesale to I&M, KPCo and Virginia Electric and Power Company, an unaffiliated public utility. AEGCo has no employees.

   AEPSC provides, at cost, accounting, administrative, information systems, engineering, financial, legal, maintenance and other services to the AEP companies. The executive officers of AEP and its public utility subsidiaries are all employees of AEPSC.

   AEP, primarily through AEP Resources, AEPRESCO, AEPC, and AEPES, pursues new non-utility business opportunities, particularly those which allow use of its expertise. These subsidiaries are described below:

     AEP Resources' primary business is development of, and investment in, EWGs, FUCOs, qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.

     AEP Resources indirectly owns 50% of the outstanding share capital of Yorkshire Electricity. Yorkshire Electricity is principally engaged in the distribution of electricity to approximately 2.1 million customers in its authorized service territory which is comprised of 3,860 square miles and located centrally on the east coast of England.

     AEP Resources' indirect subsidiary, AEP Pushan Power, LDC, has a 70% interest in Nanyang Electric, a joint venture organized to develop and build two 125 MW coal-fired generating units near Nanyang City in the Henan Province of The Peoples' Republic of China. Funding for the construction of the generating units has commenced and will continue through completion thereof, which is expected to occur sometime before the end of 1999.

     A subsidiary of AEP Resources also has an equity interest, which, subject to certain conditions, could reach 20%, in Pacific Hydro Limited, an Australian company that develops and operates hydroelectric facilities.

     AEP received approval from the Commission under the 1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,645,000,000 at June 30, 1998) for investment in EWGs and FUCOs through AEP Resources. American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998).

     AEPRESCO offers engineering, construction, project management and other consulting services for projects involving transmission, distribution or generation of electric power both domestically and internationally.

     AEPC, an "exempt telecommunications company" under the 1935 Act, was formed in 1997 to pursue opportunities in the telecommunications field. AEPC operates a fiber optic line that runs through Kentucky, Ohio, Virginia and West Virginia. This fiber optic line is capable of providing high speed telecommunications capacity to other telecommunications companies. In addition to establishing and providing fiber optic services, AEPC also made investments in two companies engaged in providing digital personal communications services, the West Virginia PCS Alliance, LLC and the Virginia PCS Alliance, LLC.

     AEPES is authorized to engage in energy-related activities, including marketing electricity, gas and other energy commodities. AEPES is an energy-related company under Rule 58.

   AEP Common Stock is listed on the New York Stock Exchange, Inc. under the trading symbol, "AEP." As of August 31, 1998, there were 190,915,648 shares of AEP Common Stock outstanding. All shares of the common stock of APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo are held by AEP.

   APCo has four series of cumulative preferred stock issued and outstanding, one of which is listed on a public securities exchange. As of June 30, 1998, there were 194,902 shares of its 4-1/2% Cumulative Preferred Stock outstanding (listed on the Philadelphia Stock Exchange); 77,100 shares of its 5.90% Series Cumulative Preferred Stock outstanding; 61,500 shares of its 5.92% Cumulative Preferred Stock outstanding; and 84,500 shares of its 6.85% Cumulative Preferred Stock outstanding.

   CSPCo has one series of cumulative preferred stock outstanding that is not listed on a public securities exchange. As of June 30, 1998, there were 250,000 shares of its 7% Cumulative Preferred Stock outstanding.

   I&M has seven series of cumulative preferred stock outstanding, none of which is listed on any public securities exchange. As of June 30, 1998, there were 59,767 shares of its 4-1/8% Cumulative Preferred Stock outstanding; 14,912 shares of its 4.56% Cumulative Preferred Stock outstanding; 19,131 shares of its 4.12% Cumulative Preferred Stock outstanding; 167,000 shares of its 5.90% Cumulative Preferred Stock outstanding; 202,500 shares of its 6-1/4% Cumulative Preferred Stock outstanding; 182,500 shares of its 6-7/8% Cumulative Preferred Stock outstanding; and 132,450 shares of its 6.30% Cumulative Preferred Stock outstanding.

   OPCo has seven series of cumulative preferred stock outstanding, none of which is listed on a public securities exchange. As of June 30, 1998, there were 15,393 shares of its 4.08% Cumulative Preferred Stock outstanding; 103,821 shares of its 4-1/2% Cumulative Preferred Stock outstanding; 23,100 shares of its 4.20% Cumulative Preferred Stock outstanding; 32,474 shares of its 4.40% Cumulative Preferred Stock outstanding; 82,500 shares of its 5.90% Cumulative Preferred Stock outstanding; 31,000 shares of its 6.02% Cumulative Preferred Stock outstanding; and 5,000 shares of its 6.35% Cumulative Preferred Stock outstanding.

   AEP's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were $8,195,575,000. Consolidated assets of AEP and its subsidiaries as of June 30, 1998, were approximately $17.8 billion, consisting of $11.6 billion in net electric utility property, plant and equipment and $6.2 billion in other corporate assets. More detailed information concerning AEP and its subsidiaries is contained in AEP's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, as amended, and June 30, 1998, each of which is attached and incorporated by reference as Exhibits G-1, G-2 and G-3, respectively.

     b.     CSW

   CSW, incorporated under the laws of Delaware in 1925, has its principal executive offices at 1616 Woodall Rodgers Freeway, Dallas, Texas. CSW is a public utility holding company registered under the 1935 Act that owns all of the common stock of four U.S. electric utility operating subsidiaries: CPL, PSO, SWEPCO, and WTU. CSW also owns all of the common stock of CSWS, CSW Energy, CSW International, C3 Communications, EnerShop, CSW Energy Services, and CSW Credit, and indirectly owns all of the outstanding share capital of SEEBOARD. In addition, CSW owns 80% of the outstanding shares of common stock of CSW Leasing.

   CSW's electric utility subsidiaries are public utility companies engaged in generating, purchasing, transmitting, distributing and selling electricity.
CSW's U.S. electric utility operating subsidiaries serve approximately 1.7 million customers in portions of Texas, Oklahoma, Louisiana and Arkansas. These companies serve a mix of residential, commercial and diversified industrial customers.

   CSW and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of the subsidiaries are also subject to regulation by the FERC under the FPA with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

   At December 31, 1997, the U.S. subsidiaries of CSW had 7,254 employees. CSW, as such, has no employees. The electric utility operating subsidiaries of CSW are described below:

     CPL (organized in Texas in 1945) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 628,000 customers in portions of south Texas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, CPL had 1,668 employees. The principal industries served by CPL include manufacturing, mining, agricultural, transportation and public utilities sectors. The Texas Commission has original jurisdiction over retail rates in the unincorporated areas and appellate jurisdiction over retail rates in the incorporated areas served by CPL. CPL is also subject to regulation by the NRC under the Atomic Energy Act with respect to the operation of its ownership interest in a nuclear generating plant.

     PSO (organized in Oklahoma in 1913) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 481,000 customers in portions of eastern and southwestern Oklahoma, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, PSO had 1,273 employees. The principal industries served by PSO include natural gas and oil production, oil refining, steel processing, aircraft maintenance, paper manufacturing and timber products, glass, chemicals, cement, plastics, aerospace, telecommunications and rubber goods. PSO is subject to the jurisdiction of the Oklahoma Commission with respect to retail rates.

     SWEPCO (organized in Delaware in 1912) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 416,000 customers in portions of northeastern Texas, northwestern Louisiana and western Arkansas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, SWEPCO had 1,529 employees. The principal industries served by SWEPCO include mining, manufacturing, chemical products, petroleum products, agriculture and tourism. SWEPCO is subject to the jurisdiction of the Arkansas Commission and the Louisiana Commission with respect to retail rates, as well as the Texas Commission as set forth in the description of the regulation of CPL above.

     WTU (organized in Texas in 1927) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 187,000 customers in portions of central west Texas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, WTU had 907 employees. WTU serves manufacturing and processing plants producing cotton seed products, oil products, electronic equipment, precision and consumer metal products, meat products, gypsum products and carbon fiber products. The territory also has several military installations and state correctional institutions. WTU is subject to the jurisdiction of the Texas Commission as set forth in the description of the regulation of CPL above.

   CSWS performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power and other services for the CSW companies, primarily for CSW's U.S. electric utility subsidiaries. After the Merger, services performed by CSWS will be performed by AEPSC.

   CSW's material non-utility businesses are conducted through CSW Energy, CSW International, CSW Energy Services, C3 Communications, CSW Credit, EnerShop and CSW Leasing. These subsidiaries are described below:

     CSW Energy develops, owns and operates independent power production and cogeneration facilities within the U.S. Currently, CSW Energy has ownership interests in seven projects, six in operation and one in development.

     CSW International engages in international activities, including developing, acquiring, financing and owning EWGs and FUCOs, either alone or with local or other partners. CSW International indirectly owns all of the outstanding share capital of SEEBOARD. CSW acquired indirect control of SEEBOARD in April 1996. SEEBOARD's principal regulated businesses are the distribution and supply of electricity. SEEBOARD is engaged in other businesses, including gas supply, electricity generation and electrical contracting. SEEBOARD's service area covers approximately 3,000 square miles in southeast England. The service area extends from the outlying areas of London to the English Channel.

     CSW received approval from the Commission under the 1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,781,000,000 at June 30, 1998) for investment in EWGs and FUCOs through CSW Energy and CSW International. Central and South West Corp., et al., HCAR No. 26653 (January 24, 1997).

     CSW Energy Services was formed to compete in restructured electric utility markets and serves as an energy service provider to wholesale and retail customers. It also engages in the business of marketing, selling, and leasing to certain consumers throughout the United States certain electric vehicles and retrofit kits subject to limitations imposed by the Commission.

     C3 Communications has two main lines of business. C3 Communications' Utility Automation Division specializes in providing automated meter reading and related services to investor-owned municipal and cooperative electric utilities. C3 Communications also offers systems to aggregate meter data from a variety of technologies and vendor products that span multiple communication mode infrastructures including broadband, wireless network, power line carrier and telephony-based systems. C3 Communications is an "exempt telecommunications company" under the 1935 Act.

     CSW Credit was originally formed to purchase, without recourse, accounts receivable from the CSW electric utility subsidiaries to reduce working capital requirements. Because CSW Credit's capital structure is more highly leveraged than that of the CSW electric utility subsidiaries and due to CSW Credit's higher short-term debt ratings, CSW's overall cost of capital is lower. Subsequent to its formation, under the 1935 Act, CSW Credit's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated parties subject to limitations imposed by the Commission.

     EnerShop, an energy-related company under Rule 58, provides energy services to commercial, industrial, institutional and governmental customers in Texas. These services help reduce a customer's operating costs through increased energy efficiencies and improved equipment operations. EnerShop utilizes the skills of local trade allies in offering services that include facility analysis; project management; engineering design; equipment procurement; and construction and performance monitoring.

     CSW Leasing, approved by the Commission in 1985, is a joint venture with CIT Group/Capital Equipment Financing. It was formed to invest in leveraged leases.

   CSW Common Stock is listed on the New York Stock Exchange, Inc., and the Chicago Stock Exchange, Inc., under the trading symbol, "CSR." As of August 31, 1998, there were 212,461,876 shares of CSW Common Stock issued and outstanding. All shares of the common stock of CPL, PSO, SWEPCO and WTU are held by CSW.

   CPL has five series of cumulative preferred stock issued and outstanding. As of June 30, 1998, there were 42,048 shares of 4.00% Series Cumulative Preferred Stock outstanding; 17,476 shares of 4.20% Series Cumulative Preferred Stock outstanding; 750,000 shares of Auction Money Market Cumulative Preferred Stock outstanding; 425,000 shares of Auction Series A Cumulative Preferred Stock outstanding; and 425,000 shares of Auction Series B Cumulative Preferred Stock outstanding. CPL has one series of 8.00% Cumulative Quarterly Income Preferred Securities issued and outstanding, which are listed on the NYSE. As of June 30, 1998, the principal amount of $150,000,000 of such trust preferred securities was outstanding.

   PSO has two series of cumulative preferred stock issued and outstanding. As of June 30, 1998, there were 44,640 shares of 4.00% Series Cumulative Preferred Stock outstanding and 8,069 shares of 4.24% Series Cumulative Preferred Stock outstanding. PSO has one series of 8.00% Trust Originated Preferred Securities issued and outstanding, which are listed on the NYSE. As of June 30, 1998, the principal amount of $75,000,000 of such trust preferred securities was outstanding.

   SWEPCO has three series of cumulative preferred stock issued and outstanding. As of June 30, 1998, there were 37,739 shares of 5.00% Series Cumulative Preferred Stock outstanding; 1,908 shares of 4.65% Series Cumulative Preferred Stock outstanding; and 7,386 shares of 4.28% Series Cumulative Preferred Stock outstanding. SWEPCO has one series of 7.875% Trust Preferred Securities issued and outstanding, which are listed on the NYSE. As of June 30, 1998, the principal amount of $110,000,000 of such trust preferred stock was outstanding.

   WTU has one series of cumulative preferred stock issued and outstanding. As of June 30, 1998, there were 23,675 shares of 4.40% Series Cumulative Preferred Stock outstanding.

   CSW's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were approximately $5.4 billion. Consolidated assets of CSW and its subsidiaries as of June 30, 1998 were approximately $13.8 billion, consisting of $8.4 billion in net electric utility property, plant and equipment and $5.4 billion in other corporate assets. More detailed information concerning CSW and its subsidiaries is contained in CSW's Annual Report on Form 10-K for the year ended December 31, 1997 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, each of which is attached and incorporated by reference as Exhibits G-4, G-5 and G-6, respectively.

     c.     Merger Sub

   Merger Sub, a transitory subsidiary of AEP, was incorporated under the laws of the State of Delaware, solely for the purpose of effecting the Merger. Merger Sub has no operations other than those contemplated by the Merger Agreement. AEP will own all the outstanding common stock, $0.01 par value per share, of Merger Sub. A copy of the Certificate of Incorporation and By-laws of Merger Sub are incorporated by reference and attached as Exhibits A-3 and A-4, respectively. The principal executive office of Merger Sub will be located at 1 Riverside Plaza, Columbus, Ohio.

   2.     Description of Energy Sales and Facilities

     a.     AEP

           (i)    Energy Sales

                               KwH of Electric Energy Sold (in millions)
        Company                Twelve Months Ended December 31, 1997
        APCo                           46,658
        CSPCo                          22,601
        I&M                            34,546
        KPCo                           12,408
        KgPCo                           1,774
        OPCo                           55,875
        WPCo                            1,795
        AEP Total                     145,423(a)

(a) Total after the elimination of intercompany transactions.

           (ii)   Electric Generating Facilities

   At December 31, 1997, subsidiaries of AEP owned (or leased where indicated) generating plants with the net power capabilities (winter rating) shown in the following table:

                                                                             Net
                                                                        Megawatt
Owner, Plant Type and Name        Location (Near)                     Capability

AEGCo:
Steam--Coal Fired:
 Rockport Plant (AEGCo share)     Rockport, Indiana                  1,300(a)

APCo:
Steam--Coal-Fired:
 John E. Amos, Units 1 & 2        St. Albans, West Virginia          1,600
 John E. Amos, Unit 3 (APCo share)St. Albans, West Virginia            433(b)
 Clinch River                     Carbo, Virginia                      705
 Glen Lyn                         Glen Lyn, Virginia                   335
 Kanawha River                    Glasgow, West Virginia               400
 Mountaineer                      New Haven, West Virginia           1,300
 Philip Sporn, Units 1 & 3        New Haven, West Virginia             308
Hydroelectric--Conventional:
 Buck                             Ivanhoe, Virginia                     10
 Byllesby                         Byllesby, Virginia                    20
 Claytor                          Radford, Virginia                     76
 Leesville                        Leesville, Virginia                   40
 London                           Montgomery, West Virginia             16
 Marmet                           Marmet, West Virginia                 16
 Niagara                          Roanoke, Virginia                      3
 Reusens                          Lynchburg, Virginia                   12
 Winfield                         Winfield, West Virginia               19
Hydroelectric--Pumped Storage:
 Smith Mountain                   Penhook, Virginia                    565
                                                                     5,858

CSPCo:
Steam--Coal-Fired:
 Beckjord, Unit 6                 New Richmond, Ohio                    53(c)
 Conesville, Units 1-3, 5 & 6     Coshocton, Ohio                    1,165
 Conesville, Unit 4               Coshocton, Ohio                      339(c)
 Picway, Unit 5                   Columbus, Ohio                       100
 Stuart, Units 1-4                Aberdeen, Ohio                       608(c)
 Zimmer                           Moscow, Ohio                         330(c)
                                                                     2,595

I&M:
Steam--Coal-Fired:
 Rockport Plant (I&M share)       Rockport, Indiana                  1,300(a)
 Tanners Creek                    Lawrenceburg, Indiana                995
Steam--Nuclear:
 Donald C. Cook                   Bridgman, Michigan                 2,110
Gas Turbine:
 Fourth Street                    Fort Wayne, Indiana                   18(d)
Hydroelectric--Conventional:
 Berrien Springs                  Berrien Springs, Michigan              3
 Buchanan                         Buchanan, Michigan                     2
 Constantine                      Constantine, Michigan                  1
 Elkhart                          Elkhart, Indiana                       1
 Mottville                        Mottville, Michigan                    1
 Twin Branch                      Mishawaka, Indiana                     3
                                                                     4,434

KPCo:
Steam--Coal-Fired:
 Big Sandy                        Louisa, Kentucky                   1,060


OPCo:
Steam--Coal Fired:
 John E. Amos, Unit 3 (OPCo share)St. Albans, West Virginia            867(b)
 Cardinal, Unit 1                 Brilliant, Ohio                      600
 General James M. Gavin           Cheshire, Ohio                     2,600(e)
 Kammer                           Captina, West Virginia               630
 Mitchell                         Captina, West Virginia             1,600
 Muskingum                        Beverly, Ohio                      1,425
 Philip Sporn, Units 2, 4 & 5     New Haven, West Virginia             742
Hydroelectric--Conventional:
 Racine                           Racine, Ohio                          48
                                                                     8,512

                                     Total Generating Capability..  23,759



SUMMARY:
Total Steam--
 Coal-Fired....................................................     20,795
 Nuclear.......................................................      2,110
Total Hydroelectric--
 Conventional..................................................        271
 Pumped Storage................................................        565
 Other.........................................................         18
                                     Total Generating Capability    23,759


(a) Unit 1 of the Rockport Plant is owned one-half by AEGCo and one-half by I&M. Unit 2 of the Rockport Plant is leased one- half by AEGCo and one-half by I&M. The leases terminate in 2022 unless extended.
(b) Unit 3 of the John E. Amos Plant is owned one-third by APCo and two-thirds by OPCo.
(c) Represents CSPCo's ownership interest in generating units owned in common with two unaffiliated public utilities, Cincinnati Gas & Electric Company and Dayton Power and Light Company.
(d) Leased from the City of Fort Wayne, Indiana. Since 1975, I&M has leased and operated the assets of the municipal system of the City of Fort Wayne, Indiana under a 35-year lease with a provision for an additional 15-year extension at the election of I&M.
(e) The scrubber facilities at the Gavin Plant are leased. The lease terminates in 2010 unless extended.


   APCo, CSPCo, I&M, KPCo and OPCo are parties to an Interconnection Agreement, dated July 6, 1951, as amended, defining how they share the costs and benefits associated with the AEP System's generating plants. Sharing is based upon each company's "member-load-ratio," which is calculated monthly on the basis of each company's maximum peak demand in relation to the sum of the maximum peak demands of all five companies during the preceding 12 months. Since 1995, APCo, CSPCo, I&M, KPCo and OPCo have been parties to the AEP System Interim Allowance Agreement which provides, among other things, for the transfer of SO2 allowances associated with transactions under the Interconnection Agreement.

   The following table shows the net credits or (charges) allocated among the parties under the Interconnection Agreement and Interim Allowance Agreement during the years ended December 31, 1995, 1996 and 1997.

                             1995       1996     1997 (a)
                          ---------- ---------- ---------
                                   (in thousands)
                    APCo.$(252,000) $(258,000) $(237,000)
                    CSPCo (143,000)  (145,000)  (138,000)
                    I&M..  118,000    121,000     67,000
                    KPCo.   23,000      2,000     20,000
                    OPCo.  254,000    280,000    288,000

(a) Includes credits and charges from allowance transfers related to the transactions.

           (iii)  Electric Transmission and Other Facilities

   The following table sets forth, as of December 31, 1997, the total overhead circuit miles of transmission and distribution lines of the AEP System, APCo, CSPCo, I&M, KPCo and OPCo and that portion of the total representing 765 Kv lines:


                             TOTAL OVERHEAD
                             CIRCUIT MILES
                             OF TRANSMISSION
                                  AND           CIRCUIT MILES OF
                           DISTRIBUTION LINES     765 KV LINES
                     AEP        127,864(a)(b)          2,022
                     System.
                     APCo...     49,534                  641
                     CSPCo..     14,820(a)               --
                     I&M....     20,855                  614
                     KPCo...     10,136                  258
                     OPCo...     29,448                  509

(a) Includes 766 miles of 345 Kv lines jointly owned with non-affiliates. (b) Includes lines of other AEP System companies not shown.

   AEP is a member of ECAR. ECAR's membership includes 29 major electricity suppliers located in nine states serving more than 36 million people. Membership is voluntary, and the current full members are those utilities whose generation and transmission have an impact on the reliability of the interconnected electric systems in the region. ECAR members interchange power and energy with one another on a firm, economy and emergency basis.

   As of December 31, 1997, the AEP System was interconnected through 120 high-voltage transmission interconnections with 26 neighboring electric utility systems. The all-time and 1997 one-hour peak system demands were 25,940,000 and 24,485,000 kilowatts, respectively (which included 7,314,000 and 4,400,000 kilowatts, respectively, of scheduled deliveries to unaffiliated systems which the AEP System might, on appropriate notice, have elected not to schedule for delivery) and occurred on June 17, 1994 and January 17, 1997, respectively. The net dependable capacity to serve the system load on such dates, including power available under contractual obligations, was 23,457,000 and 23,669,000 kilowatts, respectively. The all-time and 1997 one-hour internal peak demands were 19,557,000 and 19,381,000 kilowatts, respectively, and occurred on February 5, 1996 and January 17, 1997, respectively. The net dependable capacity to serve the system load on such dates, including power dedicated under contractual arrangements, was 23,765,000 and 23,669,000 kilowatts, respectively.

   APCo, CSPCo, I&M, KPCo and OPCo are parties to the Transmission Equalization Agreement, dated April 1, 1984 (the "Transmission Agreement"), which defines the method pursuant to which the parties share the costs associated with their relative ownership of the extra-high-voltage transmission system (which includes facilities rated 345 Kv and above) and certain facilities operated at lower
voltages  (which  includes   facilities  rated  138  Kv  and  above).  Like  the
Interconnection Agreement, sharing is based upon each company's "member-load-ratio."

   Other assets owned by AEP include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric utility functions.

AEP also owns or leases other physical properties, including real property, and other facilities necessary to conduct its operations.

           (iv)   Fuel Supply

   The following table shows the sources of power used by the AEP System to generate electricity:

                                         1995 1996 1997
                           Coal.........  88%  87%  92%
                           Nuclear......  11%  12%   7%
                           Hydroelectric
                           and other....   1%   1%   1%

                          Total........ 100% 100% 100%

   AEP's average cost of fuel per million BTUs for the calendar years ended December 31, 1995, 1996, and 1997 was 145 cents, 140 cents and 140 cents, respectively.

     b.     CSW

           (i)    Energy Sales

                               KwH of Electric Energy Sold (in millions)
        Company                Twelve Months Ended December, 31, 1997
        CPL                         21,839
        PSO                         15,616
        SWEPCO                      22,533
        WTU                          7,335
        CSW Total                   63,157(a)

(a) Total after elimination of intercompany transactions.

           (ii)   Electric Generating Facilities

   At December 31, 1997, the U.S. electric utility subsidiaries of CSW owned (or leased where indicated) generating plants with the net power capabilities (based on summer ambient and water conditions) shown in the following table:


                                                                             Net
                                                                        Megawatt
Owner, Plant Type and Name        Location (Near)                    Capability

CPL:
Steam--Gas:
 B.M. Davis                       Corpus Christi, TX                    697
 E.S. Joslin                      Point Comfort, TX                     249
 J.L. Bates                       Palm View (Mission), TX               182
 La Palma                         San Benito, TX                        195
 Laredo                           Laredo, TX                            176
 Lon C. Hill                      Corpus Christi, TX                    528
 Neuces Bay                       Corpus Christi, TX                    559
 Victoria                         Victoria, TX                          482
Steam--Nuclear:
 STP                              Bay City, TX                          630(b)
Steam--Coal:
 Coleto Creek                     Fannin (Goliad), TX                   632
 Oklaunion                        Vernon, TX                             53(c)
Hydroelectric--Conventional:
 Eagle Pass                       Eagle Pass, TX                          6
CT--Gas:
 La Palma #7                      San Benito, TX                         48
                                                                      4,437
CT/Steam--Gas:
 Comanche                         Lawton, OK                            273(a)
Steam--Gas:
 Northeastern 1 & 2               Oologah, OK                           637
 Riverside                        Jenks, OK                             916
 Southwest                        Washita, OK                           475
 Tulsa                            Tulsa, OK                             415
Steam--Coal:
 Northeastern 3 & 4               Oologah, OK                           900
 Oklaunion                        Vernon, TX                            106(d)
CT--Gas:
 Weleetka                         Weleetka, OK                          163
Diesel--Diesel:
 Diesels                          Oklahoma                               25
                                                                      3,910


SWEPCO:
Steam-Gas:
 Arsenal Hill                     Shreveport, LA                        110
 Knox Lee                         Longview, TX                          471
 Lieberman                        Mooringsport, LA                      273
 Lone Star                        Lone Star (Avinger), TX                50
 Wilkes                           Avinger, TX                           880
Steam--Lignite:
 Dolet Hills                      Naborton, LA                          262(e)
 Pirkey                           Hallsville, TX                        580(f)
Steam--Coal:
 Flint Creek                      Gentry, AR                            264(g)
 Welsh                            Pittsburg, TX                       1,584
                                                                      4,474


WTU:
Steam-Gas:
 Abilene                          Abilene, TX                             7
 Fort Phantom                     Abilene, TX                           362
 Lake Pauline                     Quanah, TX                             45
 Oak Creek                        Blackwell, TX                          85
 Paint Creek                      Haskell, TX                           237
CT-Gas:
 Fort Stockton                    Ft. Stockton, TX                        5
CT/Steam--Gas:
 Rio Pecos                        Girvin, TX                            137(a)
 San Angelo                       San Angelo, TX                        125(a)
Steam--Coal:
 Oklaunion                        Vernon, TX                            370(h)
Diesel--Diesel:
 Presidio                         Presidio, TX                            2
 Vernon                           Vernon, TX                              9
                                                                      1,384

                                  Total Generating Capability        14,205



SUMMARY:

Steam--Gas.....................................................       8,031
Steam--Nuclear.................................................         630
Steam--Coal....................................................       3,909
Hydroelectric--Conventional....................................           6
CT--Gas........................................................         216
CT/Steam--Gas..................................................         535
Diesel--Diesel.................................................          36
Steam--Lignite.................................................         842
                                                                     14,205

(a) Normally operated as combined cycle.
(b) CPL owns 25.2% of STP
(c) CPL owns 7.81% of Oklaunion.
(d) PSO owns 15.6% of Oklaunion.
(e) SWEPCO owns 40.234% of Dolet Hills. Central Louisiana Electric Company, Northeast Texas Electric Cooperative and Oklahoma Municipal Power Authority own the rest of the interests in Dolet Hills.
(f) SWEPCO owns 85.936% of Pirkey. Northeast Texas Electric Cooperative and Oklahoma Municipal Power Authority own the rest of the interests in Pirkey.
(g)SWEPCO owns half of Flint Creek and Arkansas Electric Cooperative Corporation owns the other half. (h) WTU owns 54.7% of Oklaunion. (Non-affiliates own 12.29% of Oklaunion)

   All of the generating facilities described above are located on land owned by CSW's U.S. electric utility subsidiaries or, in the case of jointly owned facilities, jointly with other participants. The principal plants and properties of CSW's electric utility subsidiaries are subject to liens of first mortgage indentures under which CSW's electric utility subsidiaries' first mortgage bonds are issued.

   In addition to the generating facilities described above, CSW has ownership interests in nonutility electrical generating facilities. Information concerning U.S. facilities is listed below.


               Operating Facilities - United States

                                         Capacity   Capacity  Ownership
                   Company     Location    Total    Committed  Interest Status

Brush II.........  CSW Energy  Colorado     68          68       47%     QF
Ft. Lupton.......  CSW Energy  Colorado    272         272       50%     QF
Mulberry.........  CSW Energy  Florida     120         110       50%     QF
Orange Cogen.....  CSW Energy  Florida     103          97       50%     QF
Newgulf..........  CSW Energy  Texas        85         n/a      100%     IPP
Sweeny...........  CSW Energy  Texas       330          90       50%     QF
     Total.......                          978         637


   CPL, WTU, PSO, SWEPCO, and CSWS are parties to a Restated and Amended Operating Agreement dated as of January 1, 1997 ("CSW Operating Agreement"). The CSW Operating Agreement requires CSW's U.S. electric utility operating subsidiaries to maintain specified annual planning reserve margins and requires the subsidiaries that have capacity in excess of the required margins to make such capacity available for sale to other subsidiaries as capacity commitments. The CSW Operating Agreement also delegates to CSWS the authority to coordinate the acquisition, disposition, planning, design and construction of CSW's generating units and to supervise the operation and maintenance of a central control center. CSWS, as agent for the CSW System, schedules the energy output of the system capability to obtain the lowest cost of energy for serving aggregate system demand and coordinates off-system purchases and sales. The CSW Operating Agreement has been accepted for filing and allowed to become effective by the FERC.

           (iii)  Electric Transmission and Other Facilities

   The following table sets forth the total circuit miles of transmission and distribution lines of the CSW U.S. electric utility operating subsidiaries as of December 31, 1997:


                           TOTAL CIRCUIT MILES     TOTAL CIRCUIT MILES
                             OF TRANSMISSION         OF DISTRIBUTION
                                  LINES                   LINES
                             ---------------          ---------------
                     CPL...       4,915                  28,110
                     PSO...       3,563                  17,916
                     SWEPCO       3,372                  14,240
                     WTU...       4,490                   8,606
                                  -----                   -----
                     Total.      16,340                  68,872

   CSW's U.S. electric utility subsidiaries' electric transmission and distribution facilities are mostly located over or under highways, streets and other public places or property owned by others, for which permits, grants, easements or licenses have been obtained.

   CPL and WTU are members of ERCOT, which operates in Texas. Other ERCOT members include Texas Utilities Electric Company, Houston Lighting & Power Company, Texas Municipal Power Agency, Texas Municipal Power Pool, Lower
Colorado River Authority, the municipal systems of San Antonio, Austin and Brownsville, the South Texas and Medina Electric Cooperatives, and several other interconnected systems and cooperatives. PSO and SWEPCO are members of the SPP, which includes 18 investor-owned utilities, 11 municipalities, 11 cooperatives, 3 state and 1 federal agency as well as IPPs and power marketers operating in the states of Arkansas, Kansas, Louisiana, Oklahoma and parts of Mississippi, Missouri, New Mexico and Texas. ERCOT members interchange power and energy with one another on a firm, economy and emergency basis, as do the members of the SPP.

   The highest all-time maximum coincident system demand through 1997 was 13,105 MW on July 28, 1997. The 1997 net dependable capacity to serve the system load was 14,290 MW. Power generation at the time of the peak was 12,817 MW and net purchases at the time of the peak were 288 MW.

   CPL, WTU, PSO, SWEPCO and CSWS are parties to a Transmission Coordination Agreement dated as of January 1, 1997 ("TCA"). The TCA establishes a coordinating committee, which is charged with the responsibility of overseeing the coordinated planning of the transmission facilities of CSW's U.S. electric utility operating subsidiaries, including the performance of transmission planning studies, the interaction of such subsidiaries with ISOs and other regional bodies interested in transmission planning and compliance with the terms of the open access transmission tariff ("OATT") filed with the FERC and the rules of the FERC relating to such tariff. Under the TCA, CSW's U.S. electric utility subsidiaries have delegated to CSWS the responsibility of monitoring the reliability of their transmission systems and administering the OATT on their behalf. The TCA also provides for the allocation among CSW's U.S. electric utility operating subsidiaries of revenues collected for transmission and ancillary services provided under the OATT. The TCA has been accepted for filing by the FERC effective as of January 1, 1997, and is the subject of proceedings commenced to consider the reasonableness of its terms and conditions.

           (iv)   Fuel Supply

   The following table shows the sources of power used by the CSW System to generate electricity:

                                        1995      1996      1997
                         Natural Gas     47%       40%       38%
                         Coal            36%       42%       44%
                         Lignite          9%       10%       10%
                         Nuclear          8%        8%        8%
                         Total..        100%      100%      100%


   CSW's average cost of fuel per million BTUs for the calendar years ended December 31, 1995, 1996, and 1997 was 158 cents, 181 cents and 183 cents, respectively.

   3.     Electric Coordination

   The Combined System will be physically interconnected and economically operated as a single interconnected and coordinated system. Upon implementation of the System Integration Agreement and the System Transmission Integration Agreement and through the use of Central Dispatch Planning and Central Economic Dispatch, the Combined System will have a central dispatch system capable of scheduling the generating resources of the Combined System on an economical, real-time basis. The Combined System will be physically interconnected through the 250 MW Contract Path. The Applicants' goal ultimately is to further enhance the interconnection and coordination of the Combined System through participation in a regional ISO.

   Each aspect of the electric coordination and interconnection of the Combined System is discussed below:

      a. System Integration Agreement and System Transmission Integration Agreement

   The System Integration Agreement provides for the coordination of generation within the Combined System. The System Transmission Integration Agreement provides for the coordination of transmission within the Combined System. The agreements, each of which will take effect upon consummation of the Merger, are described in the Testimony of J. Craig Baker and Dennis W. Bethel before the FERC which are filed with Exhibit D-1.1 and incorporated by reference. The agreements and their functions are summarized below.

   As noted, the System Integration Agreement provides for the coordination of generation within the Combined System. AEPSC will coordinate the planning, operation and maintenance of generating capacity resources and the dispatch of electricity throughout the Combined System. The coordination of generation is accomplished through two computer software programs: Central Dispatch Planning and Central Economic Dispatch. Central Dispatch Planning forecasts (usually on a day-ahead basis, although sometimes several days ahead) the generation needs of the Combined System and determines the least-cost allocation of generation resources available within the Combined System necessary to meet the forecasted obligations. The central dispatch is based on anticipated fuel costs, load levels, wholesale power market conditions, planned unit maintenance (which units are out of service or operating below normal operating limits), and prevailing transmission capabilities (including capacity reserved by third parties). During the morning of normal working days (Monday through Friday), Central Dispatch Planning will have scheduled hourly the following day's generation for every unit in the Combined System (with the exception of Friday, when generation is scheduled for Saturday, Sunday and Monday).

   Central Economic Dispatch computes at regular intervals (currently every four seconds) the most economic generation dispatch base points resulting from current operating obligations. While Central Dispatch Planning is based on predictive conditions, Central Economic Dispatch is a real-time function that continuously evaluates current operating conditions, and, based on least-cost allocations and existing transmission constraints, issues new dispatch instructions to each generating unit within the Combined System.

   Central  Dispatch  Planning and Central  Economic  Dispatch  will be ready to serve the Combined System prior to the effectiveness of the Merger, and, accordingly, each will be available to the Combined System immediately upon consummation of the Merger. Each will utilize the existing electronic communication infrastructures currently in place in each of the AEP System and the CSW System. The existing electronic communication infrastructures will feed data to, and receive instructions from, Central Dispatch Planning and Central Economic Dispatch via a high speed data link.

   The System Transmission Integration Agreement provides for the coordinated planning, operation and maintenance of the Combined System's transmission facilities and the assignment among the Combined System's operating companies of third-party transmission costs incurred to coordinate post-Merger operations. AEPSC will coordinate the planning, operation and maintenance of transmission facilities and capacity of the Combined System. The Combined System will be subject to regulation by the FERC with respect to transmission and the Combined System intends to operate in full compliance with all applicable FERC rules and orders regarding, among other things, tariffs, billing and revenue allocation, immediately upon the consummation of the Merger.

      b.     250 MW Contract Path

   The Combined Company will transmit power from east to west over the 250 MW Contract Path. The 250 MW Contract Path's term is from June 1, 1999 to May 31, 2003, which may be renewed. AEPSC will coordinate the planning of the transmission capacity interconnecting the Combined System.

   In order to increase its firm transmission service rights on the MOKANOK Line, CSW's subsidiary, PSO, entered into an agreement with WR to provide firm point-to-point transmission service for the transfer of 38 MW of power from Ameren. The point of receipt and delivery for the 38 MW of power will be the point of interface with Ameren and WR's and PSO's undivided interest in the MOKANOK Line. PSO and another CSW subsidiary, SWEPCO, will transmit the 38 MW of power from the interface between PSO's and WR's undivided interest in the MOKANOK Line to PSO's 345 Kv bus at its Northeastern Generating Station. PSO will transmit the remaining 212 MW of power over its undivided interest in the MOKANOK Line from the interconnection with Ameren on the MOKANOK Line to PSO's 345 Kv bus at its Northeastern Generating Station. In order to enable the 250 MW Contract Path to accommodate a 250 MW firm transfer, CSW and Ameren agreed that Ameren would upgrade Ameren's Albion Substation in order to increase available transfer capability into Ameren from the east during the summer peak period. The upgrade, effected by installing a 138 Kv reactor, was completed on August 1, 1998.

   Applicants have committed to avoid any possible anticompetitive concerns attributable to the Merger by agreeing to limit their reservation of firm transmission service from east to west to 250 MW unless the FERC authorizes them to go above this limit. See Dr. William Hieronymus's testimony filed as an exhibit to Exhibit D-1.2 and incorporated herein by reference.

      c.     Additional Power Transfers

   The Applicants expect that from time to time there will be opportunity to transfer energy economically in the Combined Company from west to east. In these circumstances, Applicants will make use of their rights to nominate secondary points of receipt and delivery under their transmission service agreements with WR and Ameren. PSO has the right to transfer approximately 113 MW of energy on a non-firm basis across the MOKANOK Line. Ameren's OASIS postings indicate that there are more than 1000 MW of transfer capability across the Ameren system from the MOKANOK Line to the east.

   In addition to the use of the 250 MW Contract Path, quantities in excess of the 250 MW can be moved within the Combined System in any given hour by using non-firm transmission rights. Such additional transfers would be made when circumstances indicate that they would be economical for post-Merger system operations after taking into consideration opportunity costs. See generally, Testimony of J. Craig Baker, filed with Exhibit D-1.1 and incorporated herein by reference.

      d.     Future Participation in an ISO

    The Applicants' goal ultimately is to further enhance the interconnection and coordination of their companies through participation in a regional ISO. Through an ISO, a utility relinquishes control over the operation of its transmission system, effecting a structural separation of the control of access to transmission service from the utility's merchant function. ISOs provide strengthened assurances to the marketplace that transmission service will be available to all eligible customers on a non-discriminatory basis. In addition, ISOs can enhance regional reliability and, if properly structured and configured, improve economic efficiencies and provide a broad range of buyers and sellers access across a large geographic region. AEP and CSW each have been actively engaged in discussions concerning participation in ISOs. The testimony of Raymond M. Maliszewski and J. Craig Baker before the FERC, copies of which are filed herewith as Exhibits D-1.1 and D-1.2, respectively, and incorporated herein by reference, set forth Applicants' views and goals with respect to participating in an ISO. The ultimate goal of the Applicants is to bring the northern portion of the CSW System and the AEP System into the same ISO. The ERCOT portions of CSW participate in the ERCOT ISO, and are expected to remain members.

C.  DESCRIPTION OF MERGER AND STATEMENT AS TO CONSIDERATION

   1.     Background of the Merger

   AEP and CSW are seeking to merge to further their mutual strategy of adapting to an era of historic changes in the electric utility industry. The electric utility industry is in the process of a transformation to greater levels of competition in the wholesale and retail energy markets. Technological advances, consumer pressures and federal and state legislative and regulatory initiatives are forces affecting this transformation. Efficient, low cost suppliers of energy with a diverse customer base will be best prepared to compete successfully in the resulting electric energy marketplace.

   Historically, competition in the wholesale and retail electric energy markets was limited. In the wholesale market, this limitation was due to various barriers to entry, including the difficulties in obtaining transmission service over utility systems located between potential buyers and sellers and the possibility of regulation under the 1935 Act. Pursuant to the Energy Act, however, Congress authorized the FERC to exempt certain wholesale power sellers from regulation under the 1935 Act. In 1996, the FERC issued Orders 888 and 889 requiring utilities to provide non-discriminatory, open-access transmission service upon request. These regulatory developments have resulted in an active, competitive wholesale market for electricity. Although the retail market for electricity currently is less developed than the wholesale market, most states in which the electric utility operating subsidiaries of AEP and CSW provide retail service have adopted or are actively considering legislative or regulatory action permitting retail customers to select their electricity supplier and obligating utilities to provide transmission and distribution service to competitors. Because of these ongoing legislative and regulatory activities, the managements of AEP and CSW have concluded that there will soon be increased competition in the retail sector of the business.

   Electric utility companies must adapt quickly to this evolving competitive environment if they are to succeed in it. Many companies are pursuing consolidation to diversify business risks and create new opportunities for earnings growth. Assets, such as a utility's transmission network and low cost generation, will be key factors in structuring the successful electric utility of the future. Customers in a competitive market will choose electric suppliers that are efficient and responsive.

   For the past several years, AEP and CSW separately have been focusing their strategic planning activities on preparing for this fundamental evolution. AEP and CSW have now determined that a merger of the two companies is the best way to achieve their compatible long-term goals.

   2.     Merger Agreement

   The following is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is attached and incorporated by reference as Exhibit B-l.

   The Merger Agreement provides for a business combination of AEP and CSW in which Merger Sub will be merged with and into CSW. CSW will be the surviving corporation and will become a wholly-owned subsidiary of AEP. Upon the consummation of the Merger, each issued and outstanding share of CSW Common Stock (other than the Excluded Shares) will be exchangeable for 0.60 shares of AEP Common Stock. Based on the price of AEP Common Stock on December 19, 1997, the transaction would be valued at $6.6 billion. Each issued and outstanding share of AEP Common Stock will be unchanged as a result of the Merger.

   The former holders of CSW Common Stock will own approximately 40% of the issued and outstanding AEP Common Stock after the Merger. The Merger is subject to customary closing conditions, including the receipt of all necessary governmental approvals, including the approval of the Commission. The Merger is designed to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and will be treated as a "pooling of interests" for accounting purposes.

   3.     Reasons for the Merger

   The Merger offers significant opportunities to create additional value for shareholders, customers and employees of the Combined Company. The benefits of the Merger include the following:

   - COST SAVINGS - The Combined Company will be more efficient than either company standing alone. Merging will allow the companies to create efficiencies in operations and business processes, eliminate duplicative functions, enhance their purchasing power, and combine two workforces. The Combined Company should realize Merger-related non-fuel savings of nearly $2 billion over the first ten years following the Merger, net of transaction and transition costs, and net fuel-related savings of approximately $98 million over the same period.

   - COMPETITIVE PRICES AND SERVICES - The Combined Company will use the efficiencies arising from the Merger to compete effectively in the increasingly competitive marketplace. Sales to industrial, large commercial and wholesale customers are at greatest near-term exposure to increased competition; these customers will choose among potential suppliers those best able to meet their demands for reliable, low-cost power. The Merger will enable the Combined Company to serve customers more efficiently and effectively.

   - FINANCIAL STRENGTH - By combining the market capitalization of the individual companies, the Merger will result in a Combined Company with a stronger financial base, improved position in the credit markets, and greater market diversity.

   - GREATER DIVERSIFICATION - The combination of AEP and CSW will diversify the Combined System's service territory, reducing exposure to adverse changes in any sector's economic and competitive conditions. The Combined Company will expand relationships with existing customers and develop relationships with new customers in its service area, using its combined distribution channels to market a portfolio of innovative energy-related products at competitive prices. The Merger will result in a Combined Company with more diversity in fuel and generation, which will reduce dependence upon any one sector of the energy industry and exposure to fluctuations in certain commodity prices.

   - INCREASED SCALE - As competition intensifies within the industry, scale will be one contributor to overall business success. Scale is important in many areas, including utility operations, product development, advertising and corporate services. Profitability of the Combined Company will be enhanced by the expanded customer base and the synergies in all of these areas.

   4.     AEP Management Following the Merger

   The Board of Directors of the Combined Company immediately following the Merger will consist of 15 members and will be reconstituted to include all then-current board members of AEP, Mr. E. R. Brooks (the current Chairman of
CSW) and four additional outside directors of CSW to be nominated by AEP. Dr. E. L. Draper, Jr., will be the Chairman and Chief Executive Officer of the Combined Company. The Merger Agreement also provides that, from and after its effectiveness, the Combined Company's corporate headquarters will be located in Columbus, Ohio.

ITEM 2.       FEES, COMMISSIONS AND EXPENSES

                                                       Thousands

                    Filing fee for Form S-4            $1,759
                    Accountants' fees                    *
                    Legal fees and expenses              *
                    Shareholder communication and
                    proxy solicitation expenses          *
                    NYSE listing fee                     *
                    Exchanging, printing and
                    engraving stock certificates         *
                    expenses                             *
                    Investment bankers' fees and
                    expenses                             *
                    Consulting fees                      *
                    Miscellaneous                        *

                    Total                                *

(*)    To be filed by amendment.

   The total fees, commissions and expenses expected to be incurred for transaction and regulatory processing costs are estimated to be approximately $53 million.

ITEM 3.       APPLICABLE STATUTORY PROVISIONS

   The following sections of the 1935 Act and the Commission's rules relate to the Merger:



SECTION OR RULE              TRANSACTIONS TO WHICH SECTION OR RULE RELATES
UNDER THE 1935 ACT

6, 7, 12, 32 and 33        Issuance of AEP Common  Stock;  amendment to AEP's
and rules existing         financing  authority to allow the Combined Company
thereunder                 to engage in financing arrangements authorized for
                           CSW; all financing transactions that do not involve a financing for the purposes of acquiring an EWG or FUCO.

9, 10, 11 and              Acquisition by AEP of CSW Common Stock and Merger
rules thereunder           common stock; indirect acquisition by AEP of
                           securities of, and interests in the business of, CSW's subsidiary companies, including the non-utility subsidiaries; authority for the Combined Company to conduct the business activities of CSW.

13 and rules               Merger  of  CSWS  into  AEPSC  with  AEPSC  as the
thereunder                 surviving  service  company;  approval of  service
                           agreement and method for allocating costs under the service agreement.


   Section 9(a)(1) of the 1935 Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 9(a)(1) is applicable to the proposed Merger because the transaction involves the acquisition by AEP of CSW Common Stock and the Merger Sub common stock, and the indirect acquisition of the securities of and interests in the businesses of CSW's subsidiary companies.

   As set forth more fully below, the Merger fully complies with Section 10 of the 1935 Act:

   - The Merger will not create detrimental interlocking relations or a detrimental concentration of control;

   - The consideration and fees to be paid in the Merger are fair and reasonable;

   - The   Merger   will  not  result  in  an  unduly   complicated   capital
     structure for the Combined Company;

   - The Merger is in the public interest and the interests of investors and consumers;

   - The  Combined  System  will  be  a  single   integrated  public  utility
     system;

   - The Merger equitably distributes voting power among the investors in the Combined Company and does not unduly complicate the structure of the holding company system;

   - The Merger tends toward the economical and efficient development of an integrated electric utility system; and

   - The Merger will comply with all applicable state laws.

   Under Sections 9 and 10, Congress gave the Commission the responsibility for "supervision over the future development of utility-holding company systems." The Southern Co., HCAR No. 25639 (Sept. 22, 1992) (citations omitted) [hereinafter "Southern"]. Section 1(c) of the 1935 Act directs the Commission to interpret all provisions of the 1935 Act to meet the problems and eliminate the evils set forth in the 1935 Act in order to protect the interests of investors, consumers and the general public. Accordingly, the Commission's mandate under these sections is "to prevent acquisitions which would be 'attended by the evils which have featured the past growth of holding companies.'" American Elec. Power Co., HCAR No. 20633 (July 21, 1978) (quoting H.R. Rep. No. 1318, 74th Cong., 1st Sess. 16 (1935)) [hereinafter "AEP"]. These evils include the "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." Section 1(b)(4) of the 1935 Act.

   As the  Supreme  Court  has  recognized,  the  1935  Act  is an  "intricate statutory  scheme" which must be given "practical sense and  application." SEC
v. New England Elec. Sys., 384 U.S. 176 (1966), rev'g and remanding 346 F.2d 399 (1st Cir. 1966), rev'g, New England Elec. Sys., 41 SEC 888 (1964), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390 U.S. 207 (1968). In
administering the 1935 Act, the Commission must "weigh policies [of the 1935 Act] against each other and against the needs of particular situations." Union Elec. Co., HCAR No. 18368 (Apr. 10, 1974), aff'd sub nom. City of Cape Giradeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975) (citation omitted) [hereinafter "Union Electric"]. The Commission is not disposed to "apply concepts such as res judicata or stare decisis to the essentially regulatory and policy  determinations  called for in a Holding  Company Act case . . . ."
AEP, supra. In considering whether to approve an acquisition, the Commission "must make that determination in light of contemporary circumstances . . . and [its] present view of the Act's requirements." Southern, supra (citations omitted).

   The Merger complies with the 1935 Act. In light of contemporary circumstances, the Merger does not result in any of the concerns the 1935 Act was intended to address. In this regard, the Merger will benefit the public interest and the interests of investors and consumers. Adequate safeguards, through both state and federal regulation, ensure that the public interest and the interests of investors and consumers continue to be protected. Approval of the Merger is consistent with previous merger transactions approved by the Commission under the 1935 Act. Each subsection of Section 10 of the 1935 Act is addressed below, as well as the public policies underlying the 1935 Act, as they relate to the Merger.

A.  SECTION 10(b)

   Section 10(b) of the 1935 Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

   (1)such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

   (2)in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whosoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

   (3)such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

   1.     Section 10(b)(1)

   Section 10(b)(1) of the 1935 Act requires the Commission to approve a proposed acquisition unless it finds that the proposed acquisition will "tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." As this Section clearly indicates, a merger does not run afoul of Section 10(b)(1) merely because it causes interlocking relations or a concentration of control. Rather, a merger will fail the balancing test set forth in this Section only when the detrimental effects, if any, from any such interlocking relations or concentration of control caused by the merger outweigh the benefits of the merger.

     a.     Interlocking Relations

   By its nature, any merger results in interlocking relations between previously unrelated companies. As the Commission has previously noted:
"[W]ith any addition of a new subsidiary to a holding company system, the Acquisition will result in certain interlocking relationships between [the two merging entities]." Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), modified on other grounds, HCAR No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (citation omitted). [hereinafter "Northeast I"]. Such "interlocking relationships are necessary to integrate [the two merging entities.]" Id.

   The Merger Agreement provides for the Board of Directors of the Combined Company to be composed of members drawn from the Boards of Directors of both AEP and CSW. Specifically, the Board of Directors of the Combined Company will consist of 15 members including the current Chairman of the Board of CSW and four other outside directors of CSW to be nominated by AEP. This combined Board of Directors for the Combined Company is necessary to assure the effective integration and operation of the Combined Company. As discussed below in Item 3.B.2, the Merger will result in benefits to the public interest and the interests of investors and consumers. As such, the interlocking relations do not harm, but rather, promote the interests which Section 10(b)(1) is meant to protect.

     b.     Concentration of Control

   Under the Section 10(b)(1) concentration of control test, the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corp., HCAR No. 25952 (Dec. 17, 1993), request for reconsideration denied, HCAR No. 26037 (Apr.
28, 1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994) (citations omitted). [hereinafter "Entergy"]. These factors are discussed below.

           (i)  Size

   As the terms of Section 10(b)(1) dictate and as the Commission has recognized, Section 10(b)(1) does not "impose any precise limits on holding company growth." AEP, supra. Congress condemned the "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties."
Section 1(b)(4) of the 1935 Act. The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system as it relates to the efficiencies and economies that can be achieved through the integration and coordination of the new system's utility operations. Entergy, supra (rejecting "conclusory assertions that the combined systems would be too large to satisfy [Section 10(b)(1)]" and finding that merger created a "large system, but not one that exceeds the economies of scale of current electrical generation and transmission technology.") Section 10(b)(1) allows the Commission to "exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected." AEP, supra. Other recent transactions confirm that the Commission evaluates the resulting size of a merging entity in terms of the overall effects of the merger. For example, in Centerior Energy Corp., HCAR No. 24073 (Apr. 29, 1986) [hereinafter "Centerior"], the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also, Northeast I, supra (applying standard articulated in Centerior, supra, to find acquisition satisfied Section 10(b)(1)). Likewise, the Division recommended in its 1995 Report that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with an emphasis on whether the transaction creates an entity subject to effective regulation and results in economies and efficiencies as opposed to focusing on rigid, mechanical tests. 1995 Report at 66-70.

   In short, size alone is not suspect. Rather, as the 1935 Act provides, the concern is an enlargement of the system that is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" caused "by the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." Sections 10(b)(1) and 1(b)(4) of the 1935 Act.

   For purposes of comparison, the table below provides certain operating information derived from publicly available documents for a selected group of public utility systems. Each public utility system, with the exception of CSW, consistently ranks at or near the top of virtually all categories presented. These data identify and rank the largest public utility systems in the United States. Among the utilities presented, AEP currently ranges from the second to the fifth largest public utility system in the United States depending on the criterion of measurement. Giving effect to the Merger as of December 31, 1997, on a pro forma basis, the Combined Company would have ranged from the largest to the fourth largest public utility system in the United States, again depending on the criterion of measurement.

                               (As of December 31, 1997)


                                 U.S.      U.S.                     U.S.
         Operating   Total     Electric   Sales       Market     Generating
         Revenues    Assets    Customers  in KwH  Capitalization  Capacity
System  ($Millions)($Millions)(Millions)(Billions)($Millions)(b)    (MW)

Duke      16,309     24,020      2.0       77.5       19,924       17,246
Southern  12,611     35,271      3.7      156.5       17,942       31,146
Entergy    9,562     27,001      2.5      106.8        7,361       21,727
PG&E      15,400     30,557      4.5       79.4       12,661       13,583

CSW        5,268     13,451      1.7       63.2        5,743       14,205
AEP        6,161     16,615      3.0      145.4        9,808       23,759

Combined
Company   11,352(a)  30,066      4.7      208.6       16,381(c)    37,964


(a)Gives effect to certain reclassifications expected to be adopted by the Combined Company upon completion of the Merger.
(b)Based on number of shares outstanding multiplied by the closing stock price at December 31, 1997.
(c)Gives effect to the conversion of CSW Common Stock to AEP Common Stock following the Merger at the Exchange Ratio.

   These data show that the Combined Company will be comparable in size to other large public utility systems. Southern and PG&E would have been larger than the Combined Company in total assets. Southern, PG&E and Duke would have been larger than the Combined Company in terms of operating revenues. Duke and Southern would have been larger than the Combined Company in total market capitalization.

   Moreover, the size of the Combined Company would not cause a concentration of control within the relevant region under existing Commission precedent. In Northeast I, supra, the Commission approved a merger in which the combined system would have 29% of the peak load capacity, 36.7% of the total assets and less than one-third of the operating revenues, number of electric customers and KwH sales when compared to the regional electric utility industry. The Commission further noted that these figures were well below the 40% level that would have resulted in the merger the Commission blocked for other reasons in New England Elec. Sys., HCAR No. 18801 (Feb. 4, 1975) ("NEES Decision"). Id. at
n. 53 (when measured by operating revenues, number of electric customers, KwH sales, KwH capacity and electric power generated in KwH, the combined companies in the NEES Decision would have represented "about 40% of New England").

   Applicants propose that the relevant region for evaluating the size of the Combined Company should include the Combined Company and those electric utilities directly interconnected with AEP and/or CSW ('Interconnected Utilities').(1) See Entergy, supra (Commission adopted the applicants' definition of the relevant region for purposes of measuring size to include applicants and those electric utilities directly interconnected with either or both). As the table below indicates, the size of the Combined Company compared to the size of the Interconnected Utilities and the Combined Company varies from 10 percent to 16 percent depending on the criterion of measurement. Further, if data from the Applicants' historical wholesale customers are added to these Interconnected Utilities data (the sum equaling the relevant destination markets for purposes of measuring market power as described in the testimony of Dr. Hieronymus before the FERC, attached as exhibits to Exhibits D-1.1 and D-1.2 and summarized in Item 3.A.1.b.(ii)., 'Antitrust Considerations', infra), then the size of the Combined Company as a percentage of the destination markets identified by Dr. Hieronymus is even smaller."

----------
(1) Interconnected Utilities include Brownsville Public Utilities Board, Carolina Power & Light Co., Central Illinois Light Co., Central Illinois Public Service Co., Central Louisiana Electric Co. Inc., Cincinnati Gas & Electric, Commonwealth Edison Co., Consumers Energy Co., Dayton Power & Light Co., Duke Power Co., Entergy, Duquesne Light Co., Empire District Electric Co., Grand River Dam Authority, Houston Light & Power Co., Illinois Power Co., Indianapolis Power & Light Co., Kentucky Utilities Co., Louisville Gas and Electric Co., Lower Colorado River Authority, Monongahela Power Co., Northern Indiana Public
Service Co., Ohio Edison Co., Ohio Valley Electric Corp., Oklahoma Gas and Electric Co., PSI Energy Inc., San Antonio Public Service Board, Southwestern Public Service Co., Texas Utilities Electric Co., The Cleveland Electric Illuminating Co., The Toledo Edison Co., Union Electric Company, Virginia Electric & Power Co., West Penn Power Co., Western Resources Inc., Southwestern Power Administration, and Tennessee Valley Authority. Certain other municipalities and co-ops interconnect with AEP and/or CSW; however, due to the lack of publicly available information regarding them, their data are not included herein.


              Net          Utility
              Electric     Electric     Number of                  Total Net
              Plant        Revenues     Electric                   Generation
              ($Thousands) ($Thousands) Customers    MwH Sales       (MwH)
Inter-
connected
Utilities   $169,463,307 $ 69,737,780  28,075,111(a)1,224,545,371 1,092,704,814

Combined
Company     $ 18,512,582 $  9,097,234   4,614,541     194,998,011   199,222,365

Total       $187,975,889 $ 78,835,014  32,689,652   1,419,534,382 1,291,927,179

% of Total
represented
by Combined
Company            10%          12%          15%          14%          16%


(a) The customers of the Tennessee Valley Authority and Southwestern Power Administration are not included in this figure, since these federal power marketing agencies typically do not have retail customers. The Tennessee Valley Authority has 160 distributor customers and Southwestern Power Administration has 92 customers comprised of municipalities, federal agencies and cooperatives.

Sources:Edison Electric Institute,  Electrical Utility Data, EZStat Query System
        (1996); EIA Publication-Financial Statistics of Major US Investor-Owned Electric Utilities (1996); EIA Publication Financial Statistics of Major US Publicly-Owned Electric Utilities (1996).

Specifically, as the table above indicates, at December 31, 1996, the Combined Company would have represented no more than the following percentages of the utility industry in the region, in terms of the above criteria: net electric plant (10%); electric revenues (12%); number of electric customers (15%); MwH sales (14%); and net generation (16%). As such, the size of the Combined Company relative to the relevant region is significantly below the 40% threshold previously cited by the Commission.

   By definition, any merger creates an entity larger than each of the constituent parts. However, the size of the Combined Company will not exceed the economies of scale of current electrical generation and transmission technology and, therefore, does not exceed the maximum size of a holding company considering the "state of the art." Technological changes have resulted in power being transmitted over greater distances with less line loss, single integrated computer networks that more efficiently dispatch generation sources and control constricted transmission areas, and generation technologies that have reduced the cost of power and increased the flexibility of power plant siting. Moreover, changes in the regulatory and legal framework have resulted in an increase in non-utility generators, non-utility marketers and brokers. Together, these technological, legal and regulatory changes have resulted in increased competition within the industry.(2) Given these present realities, the size of the Combined System will not result in a "concentration of control" of a kind or to an extent detrimental to the interests of the public, investors or consumers. As described in detail below in Item 3.B.2, the Merger is expected to yield significant economies and efficiencies. Net non-production savings of nearly $2 billion and net fuel-related savings of approximately $98 million are projected over the first ten years. These savings will be realized by investors and customers.

----------
(2) The "state of the art" is discussed in depth in Item 3.B.1.a below.


           (ii) Antitrust Considerations

   The Commission's analysis under Section 10(b)(1) also includes a consideration of federal antitrust policies.(3) If the Commission determines that an acquisition will tend towards the concentration of control of public utility companies, it balances this effect against the benefits from the acquisition to determine whether the acquisition passes the Section 10(b)(1)
balancing test. The Commission "has approved acquisitions that decrease competition when it concludes that the acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast I, supra. The Commission has also explained that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Id.

----------
(3)  See,  e.g.,  Conectiv,  HCAR  No.  26832  (Feb.  25,  1998)  [hereinafter
"Conectiv"].


   When  assessing  the  possible   anticompetitive   effects  of  a  proposed
acquisition, the Commission is --

        primarily concerned with the structure of public utility holding company systems. The Commission, however, has also considered anticompetitive issues involving the allocation of excess generating capacity, transmission access and the flow of electricity over transmission lines of a holding company system.

Entergy, supra (citations omitted).

   The FERC has jurisdiction over the Merger under Section 203 of the FPA. It will make a finding as to whether the Merger is consistent with the public interest based, in part, upon consideration of the anticompetitive consequences, if any, of the proposed transaction. The Commission has relied upon the expertise of other federal regulators in determining the anticompetitive effects of proposed merger transactions, and the D.C. Circuit has upheld the Commission's ability to watchfully defer to other regulators:

   Although the SEC may not rely upon the FERC's concurrent jurisdiction over an acquisition as a reason to shirk its own statutory mandate to determine the anticompetitive effect of that transaction, . . . it does not follow that the SEC must pretend that it is the only agency addressing the issue when it is not . . . . Rather,  when the SEC and another  regulatory agency both have jurisdiction over a particular transaction, the SEC may 'watchfully defer[]' to the proceedings held before -- and the result reached by -- that other agency."

City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (citations omitted) [hereinafter "City of Holyoke"]. Consistent with the foregoing, the Division in its 1995 Report recommended that "the SEC avoid duplicative review of acquisitions and, where possible, defer to the work of other regulators in reviewing acquisitions." 1995 Report at 66. In this case, the SEC can watchfully defer to other agencies (namely, the DOJ/FTC and the FERC) on the question of competitive issues because consummation of the Merger may not take place until and unless potential competitive concerns have been addressed by these agencies under the HSR Act procedures as well as under
Section 203 of the FPA. If the Commission determines to approve the Merger (subject to the FERC's approval of the Merger and/or the DOJ's or FTC's lack of challenge to the transaction), it can defer to these agencies even if their proceedings are not yet complete because the Commission retains ongoing authority under Section 20(a) of the 1935 Act to rescind or further condition its approval of a transaction. Id.

           ii(a).    The Role of the DOJ and the FTC

   Pursuant to the HSR Act, AEP and CSW are required to file with the FTC Premerger Notification and Report Forms. See 16 C.F.R. Parts 801 through 803. The purpose of the HSR Act reporting requirements is to "facilitate evaluation of the antitrust implications of the proposed transaction and, where the competitive consequences appear substantial, to permit either [the DOJ or the FTC] to challenge the legality of the transaction."(4) The HSR Act prohibits consummation of the Merger until the statutory waiting period has expired or been terminated.

----------
(4) Premerger  Practice  Notification  Manual at xi (American Bar  Association
1991).


           ii(b).    The Role of the FERC

   AEP and CSW filed a joint application with the FERC on April 30, 1998, (see Exhibit D-1.1 filed herewith), as supplemented on January 13, 1999, (see Exhibit D-1.2 filed herewith), pursuant to Section 203 of the FPA for approval of the Merger. The application, as supplemented, conformed to FERC Order No. 592 in which the FERC adopted the DOJ/FTC Merger Guidelines as the framework for analyzing the impact of a merger on competition in affected markets.(5) The AEP/CSW application to the FERC contained testimony by Dr. William Hieronymus analyzing the Merger pursuant to FERC Order No. 592. Copies of Dr. Hieronymus's testimony are filed as exhibits to Exhibits D-1.1 and D-1.2. The analysis presented therein measures the competitive effect of the Merger within the relevant destination markets. Dr. Hieronymus concludes that, with the mitigation measures which the Applicants propose as a condition of the Merger, the Merger will not adversely affect competition in any of the destination markets that were analyzed. Dr. Hieronymus's testimony is summarized below:

----------
(5)  Inquiry  Concerning  the  Commission's  Merger  Policy  under the Federal
Power  Act:  Policy   Statement,   Order  No.  592,  Docket  No.   RM96-6-000,
Regulations Preambles, Paragraph 31,044 at 30,109 (December 30, 1996).


                               (x) Product Markets

   The FERC presumes the long-term capacity market to be competitive, unless special factors exist that limit the ability of long-term capacity markets to develop. The evidence demonstrates that the Combined Company will not control transmission access, fuel supplies or generation plant sites. Accordingly, the Combined Company will not have market power in long-term capacity markets.

   For the shorter term markets, the FERC applies a market screen analysis to determine if a merger raises competitive concerns. For that purpose, the FERC uses four product measures: 1) Total Capacity; 2) Uncommitted Capacity;
3) Available Economic Capacity; and 4) Economic Capacity.

   With respect to the Total Capacity measure, the overall size of the market will be in excess of 340,000 MW in 1999, growing to almost 360,000 MW in 2001. The Total Capacity of the Combined System is approximately 39,000 MW. Applying the screening analysis, Dr. Hieronymus concluded that the market is unconcentrated (an HHI of less than 1000) and, accordingly, the Merger has no anti-competitive impact with respect to Total Capacity.

   With respect to the Uncommitted Capacity measure, CSW Energy has 705 MW of uncommitted capacity and AEP has 495 MW of uncommitted capacity. The combination of the uncommitted capacity represents less than a 15 percent combined market share. Dr. Hieronymus concluded that the market of Uncommitted Capacity is unconcentrated and mergers in such markets are presumed to have no anti-competitive impact.

   With respect to the Economic Capacity measure, Dr. Hieronymus concluded that when the Applicants' mitigation proposal is taken into account, the Merger significantly deconcentrates the CSW SPP and ERCOT markets and results in HHI changes below the FERC Order 592 threshold in all but a handful of destination markets. (The exceptions involve destination markets in which the Combined Company will have a miniscule market share because the Applicants' use of the 250 MW Contract Path will serve to increase the already high market share of one or more incumbent sellers that are unrelated to either Applicant.)

   With respect to the Available Economic Capacity measure, Dr. Hieronymus concluded that, for the most part, CSW's SPP and ERCOT markets are deconcentrated. The AEP market is either deconcentrated or reflects zero HHI changes in all time periods. The HHI changes for almost all of the other relevant destination markets and time periods are below the FERC Order No. 592 threshold or are zero or are negative (meaning that the market is deconcentrated). The few exceptions are in destination markets in which the Applicants have little or no post-merger market share.

   With the inclusion of the 250 MW Contract Path to interconnect the Applicants' systems, a few additional failures under the screening analysis resulted for the Economic Capacity Measure in the SPP and ERCOT markets. As to those markets that did not fall below the minimum benchmark, Applicants proposed mitigation measures to offset any increase in market concentration so as to reduce the HHI to fall within safe harbor levels. AEP and CSW propose to divest ownership of 550 MW of generation capacity (300 MW in the SPP and 250 MW in the ERCOT) by means of auction. The auction process for the SPP generation capacity will begin after two conditions are satisfied. First, in order to preserve the benefits to shareholders and ratepayers of the pooling of interests accounting treatment used for the Merger, two years must have passed after the completion of the Merger before the divestiture can begin. Second, because the generation to be divested is used to serve PSO's native load, the auction of such generation cannot begin until the progress of retail access and penetration by alternate suppliers has caused a reduction in PSO's native load obligations to the point that the 300 MW to be divested is no longer required to satisfy SPP reliability criteria. Until these conditions are met, the Combined Company will sell 300 MW hours of energy per hour in a system power sale. The divestiture process for the ERCOT capacity will not begin until two full years have passed after the completion of the Merger, unless the Combined Company is fully satisfied that an earlier sale will not cause the benefits of the pooling of interests accounting treatment to be lost. Until such time, the Combined Company will conduct a unit power sale of 250 MW hours of energy per hour from the generation to be divested. The proposed sales and subsequent divestitures are, therefore, specifically structured to meet any concerns that the increases in market concentration in the SPP and ERCOT markets, without correction, could have anti-competitive effects on those markets.

   In interpreting the estimated market shares and HHIs, it is important to recognize that non-firm energy markets have a number of characteristics that make the exercise of market power, either jointly or unilaterally, extremely unlikely. In particular, the numerous ways energy transactions can be packaged, the diversity of the participants in an evolving and increasingly competitive market, and the fact that buyers are also sellers at various times will make it exceedingly difficult for the Combined Company to exercise market power through coordinated behavior.

   In sum, it is clear that the Merger will have little or no effect on competition in the relevant product markets.

                              (y) Vertical Markets

   The Merger raises no vertical concerns. AEP and CSW are not transmission competitors and each operates under FERC Order No. 888 open access transmission tariffs. AEP and CSW have filed a joint Order No. 888 compliance tariff applicable to the Combined System to be made effective as of the Merger closing date. Hence, Applicants are not in a position to favor each other in operating their transmission systems.

   AEP and CSW each have committed to join an ISO, thus eliminating any remaining concerns regarding the transmission facilities' impact on competition. Through the ISO, the Combined Company will relinquish control over the operation of its transmission facilities. The Combined Company will retain ownership of the facilities, but the facilities will be operated by the ISO for the benefit of the system users in a competitive and non-discriminatory manner.

   The Merger raises no vertical issues relating to ownership or control of scarce generating capacity. There are a number of projects under development and construction in Texas, including an 800 MW merchant plant in Grimes County and a 350 MW merchant plant under consideration for Uvalde County, each of which will be capable of selling into both ERCOT and SPP.(6) By utilizing the Combined Company's open access tariff, customers within the Combined Company's service territory will be able to access numerous suppliers that independently have constructed substantial generating capacity in the past and that have located both within and outside the service territory. In the longer term, with the introduction of retail competition, it is expected that retail customers will have access to energy service providers with different generation sources and mixes.

----------
(6)   Power Generation Markets Quarterly, Fourth Quarter 1997.


   In  addition,  Applicants  submitted  to the  FERC  testimony  by J.  Stephen
Henderson demonstrating that, irrespective of the existence of an ISO, the Merger will not create any ability or incentive for the Combined Company to (1) use AEP's transmission system to limit competition in relevant markets into which CSW sells electricity, or (2) use CSW's transmission system to limit competition in relevant markets into which AEP sells electricity. A copy of Mr. Henderson's testimony is filed as an exhibit to Exhibit D-1.2 and is incorporated by reference. AEP and CSW also presented testimony by Raymond Maliszewski explaining, among other things, that the configuration of the AEP System does not permit AEP to affect adversely load flows on third party systems by departing from economic dispatch of the AEP System. A copy of Mr. Maliszewski's testimony is filed herewith as Exhibit D-1.2.

   In sum, Dr. Hieronymus's testimony demonstrates that taking into account the Combined Company's mitigation measures, the Merger presents no competitive problems. Thus, the Merger can be expected to obtain required approval and clearance from the FERC. To the extent the Commission finds that there is any concentration of control resulting from the Merger, Applicants believe any such concentration of control is far outweighed by the benefits accruing to the public, investors and consumers from the Merger, as more fully discussed in Item 3.B.2 below. Thus, the Merger will not "tend toward . . . the concentration of control" of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

   2.     Section 10(b)(2)

   Section 10(b)(2) of the 1935 Act requires the Commission to approve the Merger unless it finds that the consideration, including all fees, commissions and other remuneration, is unreasonable or does not bear a fair relation to the sums invested in, or the earning capacity of the utility assets underlying the securities to be acquired.

     a.     Reasonableness of Consideration

   Section 10(b)(2) "does not demand a mathematical equivalence of values for the terms of the exchange." Entergy, supra. Prices arrived at through arm's length negotiations are particularly persuasive evidence that the Section 10(b)(2) requirement is met. See, e.g., Northeast I, supra, (citing Ohio Power, HCAR No. 16753 (June 8, 1970)). Moreover, the assistance of independent consultants in setting consideration is deemed to be evidence that the requirement is met. See, e.g., Northeast I, supra (citing Southern Co., HCAR No. 24579 (Feb. 12, 1988)). The Commission also "independently analyze[s] the financial and operating performances of [the combining entities]" with respect to such factors as relative market values and dividends per share. Centerior, supra. Finally, the Commission considers whether the shareholders have approved the acquisition. Entergy, supra.

   Under the standards applied by the Commission in previous utility mergers, the consideration to be paid by AEP in the Merger is reasonable and bears a fair relation to the earning capacity of the utility assets underlying the CSW Common Stock to be acquired, in compliance with Section 10(b)(2). Based on the Exchange Ratio set forth in the Merger Agreement, the consideration offered by AEP will be AEP Common Stock which had a market value on December 19, 1997, the last trading day before the Merger was announced, of approximately $6.6 billion, or approximately $31.20 per share of CSW Common Stock, which was approximately 20% above the closing price of CSW Common Stock on December 19, 1997. Applicants' belief that the consideration is fair and reasonable is based on the following reasons, each of which is discussed in detail below:

   - Arm's length negotiations between AEP and CSW conducted in a competitive context resulted in the proposed Exchange Ratio;

   - An  opinion  from  AEP's  financial  adviser,   Salomon,  states  that  the
     consideration to be paid by AEP with respect to the Merger is fair, from a financial point of view, to AEP;

   - An opinion from CSW's financial adviser, Morgan Stanley, states that the consideration to be received by CSW's shareholders with respect to the Merger is fair, from a financial point of view, to CSW's shareholders;

   - Valuation analysis demonstrates the fairness of consideration as evidenced by the comparative market prices of, and dividends paid on, the AEP and CSW Common Stock;

   - The   Applicants'   shareholders   approved  the   shareholder   actions
     necessary to effect the Merger; and

   - The inclusion of required closing conditions in the Merger Agreement serves to assure that the Merger will be consummated on terms that are fair to Applicants and their shareholders.

           (i)    Competitive Negotiations

   The chief executive officers of AEP and CSW had informal discussions on several occasions from January 1997 to March 1997 regarding a merger of the companies. With CSW's stock price depressed in late April 1997 as a result, in the opinion of CSW management, of adverse action by the Texas Commission, CSW management terminated discussions with AEP.

   From May through September 1997, CSW management continued to explore a variety of strategic alternatives. As part of this analysis, CSW management, in consultation with its advisers, developed a list of screening criteria for use in analyzing potential merger partners. CSW also considered other strategic alternatives which could be pursued without a business combination. At a meeting of the CSW Board of Directors on September 27, 1997, management recommended to the CSW Board of Directors that CSW seek a merger that could enhance CSW's ability to implement its long-term vision. The CSW Board of Directors unanimously authorized CSW management to pursue its search for an appropriate merger partner while continuing to evaluate CSW's stand-alone options.

   In September 1997, the chief executive officers of AEP and CSW resumed their discussions regarding a stock-for-stock merger. During the ensuing months, CSW's management also held preliminary discussions, and exchanged non-public information, with three other electric utilities regarding a possible business combination and continued to evaluate other stand-alone alternatives. CSW management met with the CSW Board of Directors and a committee of the CSW Board of Directors on many occasions during October-December 1997 to update the directors and receive direction on the course of their discussions.

   On November 24, 1997, CSW management and CSW's advisers met with a committee of the CSW Board of Directors to discuss the progress of the strategic alternative evaluation process. The committee authorized CSW management to send to four strategic merger candidates a letter requesting each to advise CSW as to whether, and on what terms, it was interested in pursuing a strategic combination with CSW. On December 11, 1997, CSW received affirmative responses to the request letters from AEP and two of the three other companies.

   On December 12, 1997, CSW management and advisers met with a committee of the CSW Board of Directors to discuss the responses and the status of the strategic merger candidate evaluation process. After analyzing the responses and CSW's other stand-alone alternatives, the committee determined that AEP appeared to be the best strategic merger partner for CSW and that a merger with AEP on the right terms would be more likely to restore and enhance long-term stockholder value than any of the other merger or stand-alone strategic alternatives.

   Following negotiations between the chief executive officers of each company, CSW and AEP agreed to proceed with merger negotiations on the basis of a proposed exchange ratio of 0.60 shares of AEP Common Stock for each share of CSW Common Stock. The Board of Directors of both companies approved the Merger Agreement in meetings on December 21, 1997, and the Merger Agreement was signed that afternoon.

   The  Exchange  Ratio  was  agreed  to  by  the  Applicants   after  extensive
deliberations between the two companies involving senior management personnel assisted by financial and legal advisers skilled in mergers and acquisitions transactions. Moreover, the negotiations were carried out in a competitive context with other companies.

   For further information regarding the background of the proposed Merger between AEP and CSW, reference is made to the Joint Proxy Statement and Prospectus filed as Exhibit C-2 and incorporated herein by reference.

           (ii)   Fairness Opinions

   As discussed above, the Boards of Directors of AEP and CSW approved the Merger Agreement and the transactions contemplated thereby. Prior to such approvals, the Boards received opinions from AEP's and CSW's respective financial advisers as to the fairness of the proposed consideration. AEP's Board of Directors received a written opinion from Salomon that, based upon specified procedures and assumptions, the consideration to be paid by AEP with respect to the proposed Merger is fair, from a financial point of view, to AEP. CSW's Board of Directors received a written opinion from Morgan Stanley that the proposed consideration is fair, from a financial point of view, to the shareholders of CSW. No limitations were imposed by the AEP Board or the CSW Board upon Salomon or Morgan Stanley, respectively, with respect to the investigations made or procedures followed by their respective financial advisers.

   In arriving at their respective opinions, Salomon and Morgan Stanley reviewed
(i) the terms of the Merger Agreement; (ii) certain publicly available business and financial information relating to AEP and CSW; (iii) certain other internal information concerning AEP and CSW, including financial projections provided to them by AEP and CSW; (iv) certain publicly available information concerning the trading of, and the trading market for AEP's and CSW's Common Stock; (v) certain publicly available information with respect to other companies they believed to be comparable to AEP and CSW and the trading markets for such other companies' securities; and (vi) certain publicly available information concerning the nature and terms of other transactions they considered relevant to their inquiry. They also met with officers and employees of AEP and CSW to discuss the foregoing as well as other matters relevant to the Merger. Copies of the fairness opinions are filed as Annexes II and III to Exhibit C-2 and are incorporated by reference.

   Salomon's fairness opinion was based on eight valuation analyses relating to, respectively, Discounted Cash Flow Analysis-CSW; Comparable Company Analysis-CSW; Analysis of Selected Utility Company Mergers and Acquisitions; Discounted Cash Flow Analysis-AEP; Comparable Company Analysis-AEP; Historical Trading Ratios Analysis; Contribution Analysis; and Pro Forma Analysis of the Merger. These analyses supported the fairness of the proposed consideration, from a financial perspective, to be paid by AEP and are summarized below:

   Discounted Cash Flow Analysis-CSW. This analysis was based on certain operating and financial assumptions for CSW in years 1997 to 2006 provided by CSW and adjusted by the management of AEP. From this analysis, Salomon derived a range of the implied equity value per share of CSW Common Stock of approximately $25 to $29. In addition, Salomon derived a per share present value of the expected Merger savings of $5. Thus, Salomon derived a reference range for the implied value per share of CSW Common Stock, including savings, of approximately $30 to $34.

   Comparable Company Analysis-CSW. Salomon reviewed certain publicly available financial, operating, and stock market information for CSW and five other publicly-traded utility companies Salomon considered comparable to CSW. Salomon derived the implied value of the CSW shares on (1) a stand-alone basis ($21 to $25 per share); (2) with the Merger savings ($26 to $30 per share); and (3) including a 30% control premium, but no Merger savings ($27.50 to $32.50 per share).

   Analysis of Selected Utility Company Mergers and Acquisitions. Salomon reviewed a set of completed and proposed utility mergers announced since August 1996. Salomon calculated multiples based on the offer price for each target company to such company's respective pre-announcement market price, book value, earnings and cash flow per share. From this analysis, Salomon derived a reference range for the implied equity value per CSW share of $27 to $35.

   Discounted Cash Flow Analysis-AEP. This analysis was based on certain operating and financial assumptions for AEP in years 1997 to 2006 provided by AEP. From this analysis, Salomon derived a range of the implied equity value per share of AEP Common Stock of approximately $42 to $49.

   Comparable Company Analysis-AEP. Salomon reviewed certain publicly available financial, operating, and stock market information for AEP and five other publicly-traded utility companies Salomon considered comparable to AEP. Salomon derived a range of the implied equity value per share of AEP Common Stock of approximately $44 to $52.

   Historical Trading Ratios Analysis. Salomon also reviewed the daily closing prices of CSW Common Stock and AEP Common Stock during the period from December 15, 1992 through December 15, 1997 and the historical trading ratios over such period. During that period the average historical trading ratio was
   0.70. The ratio on December 15, 1997 was 0.52. Contribution Analysis. Salomon reviewed the relative contributions of each of AEP and CSW to estimated net income and other indicators of the Combined Company for each of the years 1997 to 2006. This analysis showed that CSW is expected to contribute a percentage of the Combined Company's net income ranging from approximately 34% to 40% in 1997 to 2003 before leveling off at 39% in the years 2004 to 2006. CSW stockholders would own approximately 40% of the outstanding shares of the Company based on the Exchange Ratio.

   Pro Forma Analysis of the Merger. Salomon also analyzed certain pro forma effects resulting from the proposed combination for the years 2000 through 2006. This analysis was based on financial and operating assumptions for AEP and CSW, as provided to Salomon by AEP, and assumed the realization of the cost savings projected by AEP management to result from the Merger. Based on such analysis, Salomon concluded that the Merger would be somewhat dilutive to AEP shareholders for the years 2000-2002 and somewhat accretive for the remaining years of the forecast. Salomon noted that the transaction would generally produce earnings per share accretion of 10% or more each year for CSW shareholders, but would result in a lower dividend per original CSW share of more than 10% through 2003, the reduction continuing to decline thereafter.

           (iii) Comparative market prices of and dividends paid on common stock.

   Market prices at which securities are traded have always been strong indicators as to values. As shown below, most quarterly price data for CSW Common Stock and AEP Common Stock, high and low, for the years 1996 and 1997 provide support for the calculation of the Exchange Ratio.

                                AEP                          CSW
-----------------------------------------------------------------------------
                    High      Low    Dividends   High      Low   Dividends
-----------------------------------------------------------------------------
1996
 1st Qtr.........  44-3/4    40-1/8    0.60     28-1/2    26-3/8   0.435
 2nd Qtr.........  42-3/4    38-5/8    0.60     28-7/8    26-1/2   0.435
 3rd Qtr.........  43-1/8    40        0.60     28-1/2    25-3/4   0.435
 4th Qtr.........  42-1/2    39-1/2    0.60     28        25-1/2   0.435
-----------------------------------------------------------------------------
1997
 1st Qtr.........  43-3/16   40        0.60     26        20-3/4   0.435
 2nd Qtr.........  42-1/2    39-1/8    0.60     22-1/4    18       0.435
 3rd Qtr.........  46-5/8    41-1/2    0.60     22-9/16   19-1/2   0.435
 4th Qtr.........  52        45-1/4    0.60     27-1/2    20       0.435
-----------------------------------------------------------------------------


           (iv)   Shareholder Approval

   In addition, the holders of AEP Common Stock and the holders of CSW Common Stock overwhelmingly approved the shareholder actions necessary to effect the Merger. At the Annual Meeting of Shareholders of AEP held on May 27, 1998, holders of approximately (i) 71% of all outstanding AEP Common Stock approved an amendment to the Restated Certificate of Incorporation of AEP increasing the number of authorized shares of AEP Common Stock, and (ii) 72% of all outstanding AEP Common Stock approved the issuance of the AEP Common Stock, each necessary to effect the Merger. Holders of approximately 82% of all outstanding CSW Common Stock approved the Merger at the Annual Meeting of Stockholders of CSW held on May 28, 1998.

           (v)    Merger Agreement

   Finally, the Merger Agreement contains a number of closing conditions that help ensure the continued reasonableness of the consideration. Under Section 8.1(g), it is a condition precedent to closing, applicable to both AEP and CSW, that "there shall not have occurred and remain in effect a Divestiture Event with respect to [either company]."(7) Pursuant to Sections 8.2 and 8.3, AEP and CSW are each required to affirm that all representations made with respect to the Merger Agreement are true and correct as of the date of closing, including the representation that no Material Adverse Effect(8) shall have occurred and that there shall exist no fact or circumstance which may reasonably be expected to give rise to a Material Adverse Effect. Other closing conditions ensure that the Merger will not be consummated in the event of onerous or burdensome regulatory orders or conditions.

----------
(7) "Divestiture Event" means "any Law, Regulation or Order adopted or issued by a Governmental Authority that requires the divestiture of a substantial portion of the generating assets of [CSW or AEP]."

(8) "Material Adverse Effect" means "any change or effect that is material and adverse to the business, condition (financial or otherwise) or results of operations or prospects of a specified Person and its subsidiaries, if any, taken as a whole; provided, however, that, as used in this definition the word material shall have the meaning accorded thereto in Section 11 of the Securities Act."


      b.     Reasonableness of Fees

   The various categories of fees, commissions and expenses in connection with the transaction and regulatory processing costs for the Merger are set forth in
Item 2 to this Application-Declaration. Applicants together expect to incur total transaction and regulatory processing costs of approximately $53 million, including financial advisory fees of approximately $31 million.

   Applicants believe that these estimated fees and expenses bear a fair relation to the value of CSW and the savings to be achieved by the Merger and are fair and reasonable in light of the size and complexity of the Merger. Northeast Utilities, HCAR No. 25548 (June 3, 1992), modified on other grounds, HCAR No. 25550 (June 4, 1992) [hereinafter "Northeast II"] (Commission considers whether fees and expenses bear a fair relation to the value of the company to be acquired and the savings to be achieved by the acquisition). Based on the price of AEP Common Stock on December 19, 1997, the transaction would be valued at $6.6 billion. As discussed in Item 3.B.2 below, net nonproduction savings of nearly $2 billion and net fuel-related savings of approximately $98 million are projected over the first ten years after the Merger.

    Moreover, the estimated overall fees are reasonable compared to the overall fees approved by the Commission in other merger transactions. The total fees of $53 million to be incurred by Applicants represent approximately 0.8% of the value of consideration to be paid by AEP, based on the price of AEP Common Stock on December 19, 1997. The Commission has approved fees, commissions and expenses of $46.5 million in connection with the acquisition of PSNH by Northeast, representing approximately 2% of the value of the assets to be acquired
(Northeast I; Northeast II); $47.12 million in connection with the reorganization of Cincinnati Gas and Electric and PSI Resources as subsidiaries of CINergy (CINergy Corp., HCAR No. 26146 (Oct. 21, 1994) [hereinafter "CINergy"]) and $38 million in fees, commissions and expenses in connection with Entergy's acquisition of Gulf States Utilities Company, representing approximately 1.7% of the value of the consideration paid to Gulf States' shareholders (Entergy, supra).

   The investment banking fees of approximately $31 million to be incurred by Applicants represent approximately 0.47% of the value of consideration to be paid by AEP, based on the price of AEP Common Stock on December 19, 1997. These fees incurred by Applicants resulted from a marketplace in which investment banking firms actively compete with each other to act as financial advisers to merger participants. The Commission has previously approved financial advisory fees of approximately $10.6 million, representing approximately 0.46% of the value of the assets to be acquired (Northeast I, supra and Northeast II, supra), financial advisory fees representing approximately 0.96% of the aggregate value of the acquisition, (Southern Co., HCAR No. 24579 (Feb. 12, 1988), modified on other grounds, HCAR No. 24579A (February 26, 1988), and Amendment No. 9 to Southern Form U-1 (April 13, 1988)), and financial advisory fees of $8.3 million, representing approximately 0.36% of the value of the consideration paid to Gulf States' shareholders (Entergy, supra and Amendment No. 24 to Entergy Form U-1 (Nov. 18, 1993)).

   As indicated in Item 2 above, the fees and expenses which are not yet finalized will be filed by amendment when they become available.

   For all of the above reasons, the consideration and fees to be paid are fair and reasonable in compliance with Section 10(b)(2).

   3.     Section 10(b)(3)

   Section 10(b)(3) of the 1935 Act requires the Commission to approve a proposed acquisition unless the acquisition would unduly complicate the capital structure of the holding company system, or would be detrimental to the public interest, the interest of investors or consumers or the proper functioning of such holding company system.

     a.     Capital Structure

   The Commission has found that an acquisition does not unduly complicate the capital structure of the holding company system where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the debt to equity ratio due to the acquisition is well within "the 65/30% debt/common equity ratio generally prescribed by the Commission." Entergy, supra (citing Northeast I). The Commission has approved common equity to total capitalization ratios as low as 27.6%. See Northeast I, supra.

   In this regard, the proposed combination of AEP and CSW will not unduly complicate the capital structure of the Combined System. The only changes to the capital structure of AEP will be the acquisition by AEP of CSW Common Stock and the addition of the capital structure of CSW to AEP's capital structure. CSW and its subsidiaries have publicly held debt and have publicly held preferred stock or preferred trust securities, and all CSW Common Stock will be held by AEP and incorporated within AEP's consolidated financial statements.

At December 31, 1997, the respective capital structures of AEP and CSW were as follows:

                                     AEP                   CSW
                               (in $ millions)       (in $ millions)

Common Stock Equity.......  $ 4,677     45.52%    $ 3,556     44.27%
Preferred Stock...........      175      1.70%        203      2.53%
Long-Term Debt............    5,424     52.78%      8,937     49.02%
Trust Preferred Securities     -0-        -0-         335      4.17%
  Total...................  $10,276    100.00%    $ 8,031    100.00%

   If the Merger had been consummated on December 31, 1997, the pro forma consolidated capital structure of the Combined Company as of such date (according to generally accepted accounting principles, assuming that the Merger is treated as a "pooling of interests" under Accounting Principles Board Opinion No. 16) would have been as follows:

            Combined Company Pro Forma
                  (in $ millions)

Common Stock Equity.......  $ 8,233      44.97%
Preferred Stock...........      378       2.06%
Long-Term Debt............    9,361      51.13%
  Total...................      335       1.83%
                            $18,307     100.00%

(a) Includes $53 million of transactions and regulatory processing costs.

   As can be seen from the above tables, the debt to equity ratio is not altered to any considerable degree by the Merger. The Combined Company's pro forma consolidated common equity to total capitalization ratio of 44.8% is substantially higher than Northeast Utilities' recently approved 27.6% common equity position and comfortably exceeds the "traditionally acceptable 30% level." Northeast I, supra.

   Finally, the common stock that AEP proposes to issue in the Merger has the same par value, same rights (including voting rights) and preference as to dividends and distributions as the AEP Common Stock presently outstanding. All of the issued and outstanding CSW Common Stock will be owned by AEP as a result of the Merger. As such, there will be no publicly held minority common stock interest in CSW following the Merger. Thus, the Merger does not complicate the capital structure of AEP.

     b. Public Interest, Interest of Investors and Consumers, and Proper Functioning of Holding Company System

   Section 10(b)(3) also requires the Commission to determine whether the proposed Merger will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the Combined System.

   As discussed in greater detail in Item 3.B.2 below, the Merger will enable the Combined Company to operate more efficiently and economically than either AEP or CSW could operate independently of the Merger. The Merger will result in substantial, otherwise unavailable, benefits to the public and to consumers and investors of both companies -- specifically, savings through labor cost savings, facilities consolidation, corporate and administrative programs, non-fuel purchasing economies, and efficiencies from the combined utility operations. These savings will be passed on to shareholders and consumers. The shareholders, whose interests are protected by the disclosure requirements of the Securities Act of 1933 and the Securities and Exchange Act of 1934, have overwhelmingly approved the shareholder actions necessary to effect the Merger. See Southern, supra (stating that "[c]oncerns with respect to investors have been largely addressed by developments in the federal securities laws and in the securities markets themselves.") The interests of consumers are protected by both state and federal regulation.

   Simply stated, the Merger will create an entity that will be poised to respond effectively to the fundamental changes that have taken and will continue to take place in the markets for electric power as such markets are being deregulated and restructured and will create an entity prepared to compete effectively for consumer's business. As such, consumers, investors, and the public will be the ultimate beneficiaries of the Merger.

   In sum, because the Merger does not add any complexity to AEP's capital structure and is in the public interest and the interests of investors and consumers, the requirements of Section 10(b)(3) are met.

B.  SECTION 10(c)

   Section 10(c) of the 1935 Act establishes additional standards for approval of the Merger. Under Section 10(c), the Commission cannot approve:

   (1)an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or
   (2)the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

   1.     Section 10(c)(1)

   Section 10(c)(1) requires that the proposed acquisition be lawful under the provisions of Section 8 of the 1935 Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric and gas utility serving substantially the same area without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. Because neither CSW nor AEP has any direct or indirect interest in any gas utility company, this section is not applicable to the Merger.

   Section  10(c)(1)  also requires  that the Merger not be  detrimental  to the carrying out of the provisions of Section 11. Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The following analysis demonstrates that the Merger meets the standards of Section 11.

     a.     Section 11(b)(1) (Single integrated public utility system)

   The Commission has found that the system of each of the Applicants is a single integrated electric utility system. See AEP, supra (finding that AEP is a single integrated system); Central and South West Corp., HCAR No. 22439 (April 1, 1982) (terminating a Section 11(b)(1) hearing and upholding a 1945 determination by the Commission that CSW comprises one integrated public utility system). The following analysis supports a determination by the Commission that the Merger of these two utility systems will result in a single integrated electric utility system under Section 11(b)(1).

   Section 2(a)(29)(A) of the 1935 Act defines an integrated public utility system, as applied to an electric utility system, as:

        a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

   Under this definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed merger of two separate systems:

   (i)the utility assets of the systems must be physically interconnected or capable of physical interconnection;

   (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

   (iii) the system must be confined in its operations to a single area or region; and

   (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g.,  Environmental  Action,  Inc., v. SEC, 895 F.2d 1255,  1263 (9th Cir.
1990) (citing In re Electric Energy Inc., 38 SEC 658, 668 (1958)).(9) As demonstrated below, the Merger meets each of these standards.

----------
(9) Although the integrated utility system requirement has been interpreted to involve a four-part test, Applicants submit that the requirement can be fairly interpreted to involve only a three-part test. The plain reading of the integration requirement suggests the last two tests should be read as one test. The requirement provides, in pertinent part, that the "system [be] confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." There is no "and" inserted between "single area or region" and "not so large as to impair" leading to the conclusion that there are two distinct tests which the "system" must meet. Rather, the sentence construction leads to the conclusion that it is the "single area or region" which must not be so large as to result in the specified impairments. In any event, the proposed Merger meets either the three-part test, as set forth in the statute, or the four-part test.


   The Commission must interpret the statutory integration standards "to meet the problems and eliminate the evils enumerated in [the 1935 Act.]" Section 1(c). In so interpreting the integration standards, the Commission must balance the 1935 Act's various objectives. See, e.g., Union Electric, supra (the Commission noted that in the past it had "exercise[d] [its] discretion so as to allow the expeditious consummation of plans that would make for financial simplification even though they fell far short of full compliance with the Act's integration standards" because "with respect to the enforcement of this complex multifaceted and far-reaching statute" it had "found it necessary or appropriate to subordinate some statutory objectives to others."). The various aspects of the integration standard cannot be considered independently of one another and the other objectives of the 1935 Act. See, e.g., Middle West Corp., HCAR No. 4846 (Jan. 24, 1944) (the Commission noted that while it was difficult to reach the conclusion that the systems constituted a single system given the geographic spread of the properties, the integration test was met due to the "contemplated savings resulting from closely coordinated operation and joint planning with respect to the routing of power and the installation of facilities."); Middle West Corp., HCAR No. 5606 (Feb. 16, 1945) (the Commission found that the combined system was not too large "in light of demonstrated disadvantages of lack of coordination."); Sempra Energy, HCAR No. 26971 (Feb. 1, 1999) [hereinafter "Sempra"], citing North American Co., 18 SEC 459, 463 (1945)(in connection with evaluating the integration standard for gas utility systems, the Commission has "read each standard of section 2(a)(29)(B) in connection with the other provisions of the section"). Where the acquisition will result in significant economies and efficiencies to the benefit of the public, investors and consumers, Commission precedent supports a flexible interpretation of the integration standards to further the very interests that the 1935 Act was meant to protect.

   The Commission has recognized that the 1935 Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Southern, supra (quoting Union Electric, supra). The Commission interprets the 1935 Act and its integration standards "in light of [] changed and changing circumstances." Sempra, supra (interpreting the integration standards of the 1935 Act in light of developments in the gas industry). Accord, NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999) [hereinafter "NIPSCO"]. The Commission has cited with favor U.S. Supreme Court and Circuit Court of Appeals cases(10) that recognized the need of an agency to "adapt [its] rules and policies to the demands of changing circumstances"(11) and to "treat experience not as a jailer but as a teacher."(12)

----------
(10) Rust v. Sullivan, 500 U.S. 173 (1991); American Trucking Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC, 146 F.2d 791
(1st Cir. 1945).

(11) NIPSCO, supra, citing Rust v. Sullivan at 186-187. Accord, Sempra, supra at n. 23.

(12) NIPSCO, supra, citing Shawmut Assn. v. SEC at 796-97. Accord, Sempra, supra at n. 23.


   As the definition of an integrated public utility system suggests, and as the Commission has previously observed, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., HCAR No. 25524 (April 24, 1992) [hereinafter "Unitil"]; see also Yankee Atomic Elec. Co., HCAR No. 13048 (Nov. 25, 1955) [hereinafter "Yankee Atomic"] ("We think it is clear from the language of Section 2(a)(29)(A), which defines an integrated public utility system, that Congress did not intend to imposed [sic] rigid concepts with respect thereto." (citations omitted)). Section 2(a)(29)(A) expressly directs the Commission to consider the "state of the art" in analyzing size and to apply "normal conditions" as the standard for determining whether a system may be economically operated as a single coordinated system. The Commission is not constrained by its past decisions interpreting the integration standards based on a different "state of the art." See AEP, supra (noting that the state of the art -- technological advances in generation and transmission, unavailable thirty years prior -- served to distinguish a prior case and justified "large systems spanning several states.")

   The concept of what constitutes an integrated public utility system has evolved in light of the dramatic changes in the law, technology and structure of the industry since the passage of the 1935 Act over 60 years ago. In recent years, the "state of the art" has changed enormously. As the Energy Information Administration of the Department of Energy aptly noted, "The era of competition in the electric industry is upon us." Energy Information Administration, Department of Energy, The Changing Structure of the Electric Power Industry: An Update (last modified May 30, 1997) <http://www.eia.doe.gov/cneaf/electricity/ chg_str/intro.html>.

   The initial groundwork for competition was laid by the passage of PURPA in 1978, which opened wholesale markets to certain non-utility producers. PURPA created a new class of non-utility generators, QFs, from which utilities were required to buy power. The passage of the Energy Act in 1992 marked another significant step towards the deregulation of the electric power industry. The Energy Act was designed, among other things, to foster competition in the wholesale market through (a) amendments to the 1935 Act that facilitated and encouraged the ownership and operation of generating facilities by EWGs (which may include IPPs as well as affiliates of electric utilities) and (b) amendments to the FPA, authorizing the FERC under certain conditions to order utilities that own transmission facilities to provide wholesale transmission services for other utilities and entities generating electric power. FERC Order Nos. 888 and 889, issued in April 1996, taken together provide that public utilities must file tariffs permitting open access to transmission and must functionally or actually unbundle their transmission services, by requiring them to use their own transmission tariffs in making off-system and third-party sales.

   In response to deregulation in the wholesale market for electricity, many state legislatures and regulatory commissions either have adopted or currently are considering the adoption of "retail customer choice" provisions. In general terms, these initiatives require the electric utility to transmit electric power over its transmission and distribution system to a retail customer in its service territory. A requirement to transmit directly to retail customers permits retail electric customers to purchase electric power, at the election of such customers, either from the electric utility in whose service area they reside or from another electric service provider or directly from an electric generator source.

   Taken together, these fundamental changes in the legal and regulatory framework governing the electric utility industry are producing the following structural changes:

   - FERC Order No. 888 and the concomitant development of ISOs are moving the electric power industry to a disaggregation of control over generation and transmission. Utilities that retain control of their generation capacity are ceding significant control over their transmission capacity, and vice-versa. Consequently, the "1935 model" of an integrated public utility holding company as one that combines generation and transmission is being supplanted by a different model in which the two functions are separated.

   - One goal of the above-described disaggregation is to eliminate ownership of transmission facilities as a barrier to entry into power markets for those who are ready to compete for customers traditionally served by electric utilities. If nondiscriminatory access to transmission facilities is guaranteed, distance will be significantly reduced as a barrier to competition.

   - An electricity futures market and electricity spot markets, as well as newly formed entities, such as power marketers, brokers and ISOs, have emerged as new market structures and participants. More than 100 marketers have registered with the FERC to trade in electric power. See "Restructuring Energy Industries: Lessons From Natural Gas," Energy Information Administration, Natural Gas Monthly, May 1997.

   One way in which investor-owned utilities are seeking to improve their position in today's increasingly competitive market is through mergers and acquisitions. Between 1986 and 1996, thirty-nine electric investor-owned utilities merged with other utilities in the industry. Energy Information Administration, Department of Energy, The Restructuring of the Electric Power
Industry: A Capsule of Issues and Events (Feb. 10, 1998). Between 1992 and the first half of 1998, 48 investor-owned electric utilities have been involved in the domestic merger and acquisition process. Edison Electric Institute, "Merger & Acquisitions," EEI Financial Information (August 28, 1998). AEP and CSW are seeking to merge to further their mutual strategy of adapting to these historic changes in the electric utility industry.

   Finally, recent years have witnessed technological advances unforeseeable in 1935. Developments in telecommunications and computer technology, along with parallel technological breakthroughs in transportation, have dramatically reduced, if not eliminated, distance as a significant barrier to centralized management and coordinated operation of any enterprise. It is a truism that today's "global village" is a much smaller place than the world of 1935. Developments in the transportation industry have greatly reduced travel times. And information travels instantly. Computers provide "real time" information to central management, providing it with comprehensive, timely information and the capacity to assert central control over diverse operations.

   In 1935, "an electric utility system generally included local generation, transmission and distribution, [and] little long-distance transmission . . ." Unitil, supra. Power plants were relatively small and isolated, and there was no economical way to transmit power over any great distance. 1995 Report at 1, n. 1 (citation omitted). In today's world, "improved transmission and monitoring technologies have increased the feasible geographic bounds for supply choice; a geographic radius of 1,000 miles or more is currently considered reasonable for choosing among supply options." Rodney E. Stevenson & David W. Penn, "Discretionary Evolution: Restructuring the Electric Utility Industry," Land Economics, Vol. 71, No. 3 (August 1, 1995).

   Technological advances have occurred with respect to the "size" of transmission lines. The building and expansion of the bulk power transmission networks (345 Kv to 765 Kv lines) throughout the United States has allowed for the transfer of large amounts of power over great distances. The construction of such facilities has increasingly made it possible for electric utilities with service territories over large geographic areas to share resources in providing more reliable and economic service to their customers. There were less than 100 circuit miles of 345 Kv lines prior to 1950 and less than 100 circuit miles of 500 Kv lines prior to 1960. Electric Power Research Institute, Transmission Line Reference Book (2d ed., revised, 1987) at 15 [hereinafter "Transmission Line"]. The first 765 Kv lines in the United States were built for AEP and were energized in 1970. Id. at 14. Transmission lines above 189 Kv have grown from 7,800 circuit miles in 1950 to 151,700 circuit miles in 1995. Edison Electric Institute, EEI Pocketbook of Electric Utility Industry Statistics (42d ed. 1997) at 38. The contribution percentage of these lines above 189 Kv as compared to all transmission lines above 22 Kv has grown from 3.3 % in 1950 to 22.6 % in 1995. Id.

   Technological advances have also occurred with respect to the "type" of transmission lines. The application of high-voltage direct current ("HVDC") technology provides the ability to transmit bulk power over longer distances with less energy loss and normally with a smaller investment than with alternating current ("AC") transmission lines. This technology provides an economical way to interconnect separated AC power grids and enables power transfers to occur between these systems such that it not only provides for improved economies, but also provides improvements in reliability. HVDC technology was not commercially applied in the United States for bulk power transfers until 1970, with the operation of the Pacific Intertie, Stage 1 USA. Transmission Line at 17. From 1968 to 1981, there were 11,326 MWs of HVDC capacity added in North America. Id. HVDC capacity has continued to be added in different areas of the United States since 1981. In fact, the CSW System constructed and placed in service a 220 MW HVDC interconnection between the SPP and ERCOT in December 1984. In August 1995, another HVDC interconnection rated at 600 MW owned by CSW and several other electric utility partners was placed in service between the same two power pools, but at a different location.

   The application of phase shifting transformers, series compensation, and flexible alternating current transmission system ("FACTS") technology has also provided the ability to improve and control the transfer of power and energy across expansive transmission networks. Their use historically has been more selective because of the operational problems that accompany their day- to-day use. However, over the years with improvements in technology and operating experience, their application is becoming more common. New flexible alternating FACTS technology can increase the capacity of existing transmission lines by approximately 20 to 40 percent. Electricity: Innovation and Competition, Hearing Before the Subcomm. of Energy and Power of the House Comm. on Commerce, 105th Cong. 38 (1997) (statement of Robert B. Schainker, Manager, Substations, Transmissions and Substation Business Area Power Delivery Group, Electric Power Research Institute). Such technology "help[s] electric utilities operate their bulk power networks closer to their inherent thermal limits, while maintaining and/or improving network security and reliability." Id.

   Advances in telecommunications and computer technology have improved the ability to economically dispatch power systems and control power flow across such systems. Improvements in telecommunication technology and the growth in coverage area of telecommunications systems have allowed for the quick and reliable transfer of data necessary to control and dispatch from a single location generation that can be scattered over large geographic areas. During the last 10 to 15 years, the expansion of microwave and fiber optic networks has provided utilities the ability to transfer information at much greater speeds, with improved quality, and greater reliability. Prior to the 1970s, data was transferred at baud rates as low as 75 baud (bit per second), sometimes being transmitted over the power lines themselves. Today, data transferred from the field to central control centers is at a minimum 1200-baud rate to accomplish 2 second scan rates. Larger data transfers between control centers are normally accomplished at transfer rates from 56 kbaud to 224 kbaud.

   Computer technology necessary to economically dispatch power systems and to control power flow across the bulk power transmission system has advanced significantly since 1935, especially within the last ten years. The improvements provided by fast and reliable telecommunication network allow for the control and economic dispatch of power systems that extend over large geographic areas, providing system operators an almost real time ability to monitor and control the power system. Current control systems include software programs that can help the operator analyze the real time operation of the power system and look for potential problems before they occur. These complex programs have the ability to suggest corrective measures and, in some cases, implement responses without system operator participation. Such programs provide utilities greater ability to obtain more capability out of their existing electric system, improve system reliability, and improve economies. See, e.g., discussion of Central Dispatch Planning and Central Economic Dispatch in Item 1.B.3.a, supra.

   In addition, significant improvements in transmission and resource planning have occurred since 1935. There are several software packages available today that enable the system planner to model the operation of most of the equipment used on a power system. Studies can be performed that not only evaluate power transfer capabilities, but also allow the system planner to add different types of equipment to determine their impact on increasing power transfer capabilities. Development of such software has enabled the system planner to determine what equipment functions best as well as where and when it should be installed. Further technological advances can be expected in the future as "power engineers" explore the potential for computers to optimize the efficiency and reliability of the North American power network. Leslie Lamarre, "The Digital Revolution," EPRI Journal, Jan./Feb. 1998.

   The fundamental changes in technology outlined above dramatically alter the "state of the art" which Congress, more than sixty years ago, directed the Commission to consider. Such fundamental changes led the Division, in the 1995 Report, to state that it intends to apply a more flexible interpretation of the integration requirements under the 1935 Act; and the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at
67. The Division further noted that in considering the integration requirements, the Commission should place more focus on the acquisition's "demonstrated economies and efficiencies." Id. at 69.

   Each of the four integration standards is discussed below.

           (i)    Interconnection

   The Combined System will be physically interconnected or capable of interconnection. The combining entities need not own the transmission line connecting them in order to meet the physical interconnection requirement. The physical interconnection requirement can be met on the basis of contractual rights to use third party transmission lines. See, e.g., Northeast I, supra (interconnection standard met where combining entities reached an agreement to obtain service by utilities with a transmission line interconnecting the two systems); Centerior, supra (interconnection standard met where merging systems could be interconnected through a power transmission line, owned by an unaffiliated company, that each had the right to use).

   As noted in Item 1.B.3 above, AEP and CSW will interconnect their systems through the 250 MW Contract Path across the Ameren system. The eastern terminus of the 250 MW Contract Path will be the Breed-Casey interconnection between AEP and Ameren. The western terminus of the 250 MW Contract Path is the interconnection between Ameren and PSO, a CSW subsidiary, at the MOKANOK Line which is jointly owned by UE, an Ameren subsidiary, PSO and two other unaffiliated entities.

   The 250 MW Contract path satisfies the interconnection requirement of Section 2(a)(29)(A). As noted in Item 1.B.3., Applicants have committed to limit their reservation of firm transmission service from east to west to 250 MW unless the FERC authorizes them to go above this limit.(13) See Dr. Hieronymus's testimony filed as an exhibit to Exhibit D-1.2.

----------
(13) Applicants have committed to limit their reservation of firm transmission service to avoid potential anticompetitive effects as a result of the Merger, which is an additional consideration under the 1935 Act. In applying the 1935 Act, the Commission must 'weigh policies [of the 1935 Act] against each other and against the needs of particular situations.' Union Electric, supra. The limitations to which the applicants have agreed represent a reconciliation of the various objectives of the 1935 Act in furtherance of the interests which the 1935 Act was meant to protect, those of investors, consumers and the public.


   As discussed above in Item 1.B.3, Applicants' goal ultimately is to further enhance the interconnection of the Combined System through participation in a regional ISO (subject to the need of the CSW-ERCOT companies to continue participation in the ERCOT ISO). Assuming that the Combined Company belongs to a single ISO, the ISO will have the capability to use the other members' transmission lines to transmit power within the Combined System. The effect is the same even if the Combined Company belongs to separate but contiguous ISOs, provided the ISOs are not permitted to erect economic barriers between them. The Commission has found that the transmission rights associated with being a member of an ISO help to satisfy the interconnection requirement. Conectiv, supra.

           (ii)   Single Interconnected and Coordinated System

   The Combined System will be capable of being economically operated as a single interconnected and coordinated system, as required by Section 2(a)(29)(A). The Commission has "interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra (citing North American Co., 11 SEC 194, 242 (1942), aff'd, SEC v. North American Co., 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686
(1946)). Through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (citing Cities Services Co., 14 SEC 28, 55 (1943)).

   The Commission has considered advances in technology and the particular operating circumstances in applying this integration standard. Unitil, supra (citation omitted). For example, in Unitil, the Commission found that participation in a power pool was sufficient to meet the economic integration standards even though the "definition [of economic integration] reflects an assumption that the holding company would coordinate the operations of the integrated system." Similarly, in approving the acquisition of PSNH by Northeast, the Commission noted that "the operation of the generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement [a regional power pool agreement]." Northeast I, supra at n. 85. In Conectiv, supra, the Commission noted that in addition to coordinated operation through an ISO, Conectiv would also have a central operating transmission and generation control center for the essentially local functions of the Conectiv system, thereby meeting the standard.

   The Combined System will operate as a single interconnected and coordinated system through the centralized coordination of generation and transmission. The centralized coordination within the Combined System will be accomplished under the System Integration Agreement and the System Transmission Integration Agreement, both of which will take effect upon consummation of the Merger, as described above in Item 1.B.3. Through Central Dispatch Planning, the coordination of each generation unit in the Combined System will be scheduled on a day ahead basis. Central Economic Dispatch will compute at regular intervals (currently every four seconds) the most economic generation base points as dictated by current operating conditions and will adjust the dispatch of each generating unit in the Combined System. Taken together, the software programs are designed to forecast and economically dispatch all generation resources to meet the load requirements of the Combined System every four seconds, twenty-four hours a day. The Applicants' goal ultimately is to further enhance the coordination of their companies through participation in a regional ISO.

   Moreover, in applying this integration standard, the Commission looks beyond simply the coordination of the generation and transmission within the system to the coordination of other activities. See, e.g., General Public Utilities Corp., HCAR No. 13116 (Mar. 2, 1956) [hereinafter "GPU"] (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, HCAR No. 11782 (March 20, 1953), petition to reopen denied, HCAR No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied, 354 U.S.
928 (1957) (integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); The North American Co., HCAR No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired).

   The Combined System will be coordinated in a variety of ways beyond simply the coordination of the generation and transmission within the system. AEPSC will be the designated agent under the System Integration Agreement. AEPSC's major functions will be to coordinate the planning and design or purchase of new generation facilities, the operation and maintenance of generating capacity resources, economic dispatch, centralized trading and marketing activities, acquisition and provision of transmission services needed for inter-zone power transfers and billing and administration. In addition, the accounting functions of the Combined System will be prepared and consolidated through the use of a single enterprise-wide financial system. This financial system will include a general ledger module, accounts receivable and cash remittance processing modules, an accounts payable module, a purchasing and materials management module, owned and leased assets modules as well as a single integrated timekeeping and payroll system. These systems will enable the Combined Company to have a single accounting organization which will be managed by a single team in one or more locations.

   The coordination and integration of the Combined System is expected to be further achieved through the coordination and integration of information system networks; procurement organizations; organizational structures for Power Generation, Nuclear Generation, Energy Delivery and Customer Relations; and support services. Each is discussed below:

   - Analysis completed to date has concluded that there are approximately 600 information systems software packages which support either AEP or CSW operations. This initial analysis has concluded that these packages can be organized under a single, integrated information system network with the capability of being operated from a single location. The network will be supported by a single data center and will have common software tools and a single centralized IT development organization. The individual integration teams are currently analyzing the various software systems being used by each of the companies in order to identify the single best system to be utilized to support the Combined Company in each area.

   - AEP and CSW each have created centralized procurement organizations which assist the business units in preparing bid solicitations, procuring materials and supplies and managing the inventory required to support the assets of each business unit. The Combined Company expects to utilize a single organizational structure to accomplish these activities.

   - AEP and CSW each have created four substantially equivalent business unit management and organizational structures: Power Generation, Nuclear Generation, and Energy Delivery and Customer Relations. Each of these business units has created a combination of central management and engineering groups with regional and field organizations designed to provide the services of the business unit as efficiently as possible. The integration teams are studying how best to integrate these activities. It is anticipated that each of the business unit structures recommended for the Combined Company will be similar to the existing single, integrated organizational structure that is being used in AEP and CSW.

   - AEP and CSW currently utilize a single service company model to provide support services, including office, finance, treasury, legal, corporate communications and other corporate services. Upon the merger of AEPSC and CSWS, these services would be effectively provided by combined groups handling office, finance, treasury, legal, corporate communications and other corporate services.

   As dictated by the language under Section 2(a)(29)(A) that the coordinated system be "economically operated," the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. See, e.g., City of New Orleans v. SEC, 969 F.2d 1163, 1168 (D.C. Cir. 1992) (Court supported Commission's reading of the term "economically" to mean "that facilities, in addition to their physical interconnection, be consolidated so as to take advantage of efficiencies"); WPL Holdings, Inc., HCAR No. 26856 (Apr. 14, 1998) (discussing this integration standard as it relates to the requirement under Section 10(c)(2) that the acquisition tend towards the economic and efficient development of an integrated system and noting that the applicants introduced substantial evidence concerning the efficiencies to be realized by the combined operation of the merging companies' generation and transmission systems). The Applicants expect to realize significant economies and efficiencies as a result of the Merger. As described in Item 3.B.2 below, Applicants estimate the net non-fuel savings from the Merger to be nearly $2 billion and the net fuel-related savings to be approximately $98 million over the first ten years following the Merger.

   In short, pursuant to the System Integration Agreement, the Combined System will be centrally and efficiently planned and dispatched. Pursuant to the System Transmission Integration Agreement, the operation and management of transmission within the Combined System will be centrally overseen. Thus, as with other merger applications approved by the Commission, the Combined System will be capable of being economically operated as a single interconnected and coordinated system. The Combined System will be "economically operated" as a coordinated system as further demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the Merger as described below in Item 3.B.2.

           (iii)  Single Area or Region

   As required by Section 2(a)(29)(A), the Combined System's operations will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the 1935 Act, it is clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area. The Section specifically provides that a region can encompass more than one state. As Ganson Purcell, Chairman of the Securities and Exchange Commission, testified before the Subcommittee of the House Committee on Interstate and Foreign Commerce in 1946:

     I wish to make it clear that the Act does not require that an integrated utility system be broken up, whether or not it crosses State lines, or that a holding company necessary to integrate the properties of several operating companies be abolished. . . .(14)

----------
(14) Study of Operations Pursuant to the Public Utility Holding Company Act of 1935: Part 3: Hearings Before the House Subcomm. on Securities of the House Comm. on Interstate and Foreign Commerce, 79th Cong. 856 (1946) (statement of Ganson Purcell, Chairman of the Securities and Exchange Commission).


He further stated:

     [T]he Commission has not imposed any narrow limit on the concept
     of what is an integrated  utility system.    Recently,  . . . we
     found that . . . [a]  system  serving 1700 communities in  seven states[]  was  an  integrated  electric utility system. . . .(15)

----------
(15) Id. at 857 (referring to American Gas and Electric system).


No absolute size limitation is specified. The terms "area" or "region," by their nature, are capable of flexible interpretation, which permits the Commission to respond to the current state of the industry and allows the Commission to give the terms practical meaning and effect. The Commission has found that the single area or region test should be applied flexibly when doing so does not undercut the policies of the 1935 Act "against 'scatteration' -- the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation." NIPSCO, supra (applying single area or region requirement with respect to gas utility sytem); accord, Sempra, supra. The 1935 Act itself provides, and the Commission recognizes, that the question of size must be informed by practical considerations, including its effect, if any, on the "advantages of localized management, efficient operation, and the effectiveness of regulation"(16) in light of "the state of the art and the area or region affected" as discussed in Item 3.B.1.a.(iv) below.(17)

----------
(16) NIPSCO, supra (in analyzing the single area or region requirement for gas utility properties, the Commission noted that the acquisition would not have "an adverse effect upon localized management, efficient operation or effective operation."); accord, Sempra, supra.

(17) In fact, as discussed in note 9 above, Applicants submit that the integrated utility system requirement could be interpreted to involve only a three-part test, with the last two tests read as one.


   In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy, supra), the Southern system provides electric service to customers in portions of four states (Southern Co., HCAR No. 24579 (Feb. 12, 1988)), and the principal integrated system of NCE covers portions of five states (with all of its electric operations serving customers in six states) (New Century Energies, HCAR No. 26748 (Aug. 1, 1997) [hereinafter "New Century"] (citation omitted)). Other registered holding companies also operate in multiple states. For example, the Allegheny Energy, Inc. system provides electricity to customers in parts of five states (Filings under the Public Utility Holding Company Act of 1935, HCAR No. 26846 (March 20, 1998)). As early as 1945, the Commission found that AEP's operations in seven states were confined to a single region or area. American Gas and Electric Co., HCAR No. 6333 (Dec. 26, 1945). In addition, in light of the present state of the industry, other utility systems, although they are not registered utility holding companies, span multiple states.(18) For example, the PacifiCorp system covers portions of seven states (Annual Report of PacifiCorp on Form 10-K for the year ended December 31, 1997), and the UtiliCorp system covers portions of nine states (Form U-1 filed as of July 2, 1998).

----------
(18) In this regard, Applicants believe that the continued economic viability of large utility holding company systems suggests their efficient operation and, accordingly, these systems should be evaluated on the same basis as comparably large utility systems not regulated as registered utility holding companies under the 1935 Act.


   In addition to not specifying an absolute size for an "area" or "region," the 1935 Act likewise does not provide any specific parameters with respect to the term "single" in the "single area or region" test. In considering distance, the Commission has found that the combining systems need not be contiguous in order for the requirement to be met. See, e.g., Conectiv, supra; cf. New Century, supra (integration test was met where entities planned to build a 300 mile transmission line to interconnect the systems which operated in noncontiguous territories); Electric Energy, Inc., HCAR No. 13781 (Nov. 28, 1958) (utility assets were within the same area or region as the acquirer's service area despite a distance of 100 miles crossing two states); Mississippi Valley Generating Co., HCAR No. 12794 (Feb. 9, 1955) (single area or region test met where generating station was located 150 air miles from the territory served by the acquiring company).

   In tandem with not specifying the absolute size of an "area" or "region," the 1935 Act makes no reference to a set of pre-defined regions with specific boundaries. It follows that the concept of region is not constrained by geographical boundaries such as rivers or mountains; nor is it constrained by regional designations which are part of the common vocabulary (e.g., northeast, southwest, or midwest).

   The Commission's determination of whether the requirement is met is made in light of "the existing state of the art of generation and transmission and the demonstrated economic advantages of the proposed arrangement." Connecticut Yankee Atomic Power Co., HCAR No. 14968 (Nov. 15, 1963); see also, Vermont Yankee Nuclear Power Corp., HCAR No. 15958 (Feb. 6, 1968), rev'd and remanded on other grounds, Municipal Elec. Ass'n v. SEC., 413 F.2d 1052 (D.C. Cir. 1969). The Commission has applied flexibly the requirement based on the facts and circumstances involved and the practicalities of the situation at hand. See, e.g., Yankee Atomic, supra.

   The Division has recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical." 1995 Report at 66, 69. The Division has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories." 1995 Report at 69. It has also recognized that the concept of "geographic integration" has been affected by "technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. Such advances and developments are breaking down traditional boundaries and concepts of regions. The Commission has confirmed its support for the Division's study, citing, in particular, the Division's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the 1935 Act] to take into account technological advances." NIPSCO, supra; accord, Sempra, supra.

   Prior to the Merger, the AEP System and the CSW System will be separated by only 150 miles at their closest point, a distance which the Commission has previously found acceptable under the single area or region test. The Combined Company will operate in eleven contiguous states located in the mid-America region of the United States, connected in the middle by the states of Arkansas and Tennessee.(19)

----------
(19) The concept of a geographic region, which includes the states in which AEP and CSW are based (Ohio and Texas), exists within the electric industry. In 1956, state regulators from 14 states, including Ohio and Texas, formed the Mid-America Regulatory Conference. See Mid-America Regulatory Conference, A History, 1956-1995.


   Moreover, that the Combined Company meets the single region test is further supported by adopting a definition of region used by the Commission for purposes of its size analysis under Section 10(b)(1). In Entergy, supra, the Commission adopted the applicants' definition of the relevant region for Section 10(b)(1) purposes to include themselves and those electric utilities directly interconnected with either or both. In today's increasingly competitive world, AEP and CSW do not operate as isolated companies and their geographic region should be analyzed in terms of their most accessible markets -- the Interconnected Utilities. The service territories of these Interconnected Utilities surround the Combined System and effectively close the distance between the former AEP and CSW, bringing them even closer together.

   The Merger represents a logical extension of the AEP System's existing service territory in light of contemporary circumstances. As the Commission has recognized, the concept of area or region is not a static one and must be refashioned to take into account the present realities of the electric industry, consistent with the purposes of the 1935 Act. These present realities have effectively shrunk the world in which the industry operates and support a finding that the concept of a region can encompass four additional states more than 50 years after the Commission's finding that the current seven-state AEP System operates within an area or region.

   As  the  restructuring  of  the  electric  industry  progresses,  traditional boundaries will become more blurred and the contours of regional markets will change. Structural changes in a closely-related industry subject to similar regulatory regimes, the natural gas industry, are influencing the restructuring of the electricity industry and further breaking down traditional boundaries.(20) Natural gas marketers, a new participant in the gas industry, broke up old pipeline customer networks and demanded open access conditions, fueling the industry's restructuring. See "Restructuring Energy Industries:
Lessons from Natural Gas," Energy Information Administration, Natural Gas Monthly, May 1997 [hereinafter "Natural Gas Monthly"]. With the restructuring of the gas industry, regional markets have become "interrelated" and the "stages and operations of the natural gas industry have been integrated to an unprecedented degree across North America." Natural Gas 1996 at 97. One of the most recent innovations in the natural gas marketplace is the development of market centers and hubs. Id. at x. At least 39 such centers were operating in the United States and Canada by 1996, providing numerous interconnections and routes to move gas from production areas to markets. Id. These market centers have "made it easier for buyers to access the least expensive source of supply and helped sellers to allocate gas to the highest bidding buyer." Id. at 78. Although it is "probably premature . . . to conclude that a true North American market for natural gas has emerged," market integration is improving and "regional clusters of markets across certain broad areas seem to be highly competitive, even between U.S. and Canadian markets." Id. at xii.

----------
(20) Restructuring of the natural gas industry started more than 10 years ago, introducing competitive market forces into the industry's operations. See Energy Information Administration, Office of Oil and Gas, Department of Energy, Natural Gas 1996: Issues and Trends (December 1996) at xiii [hereinafter "Natural Gas 1996"]. With the unbundling of pipeline company transportation and sale services and the decontrol of natural gas wellhead prices over the last 20 years, the gas industry has responded by entering into new contractual relationships, developing new services and new tools for managing risk and creating a new participant -- the natural gas marketer. Id. at 1. Regulatory restraints have been increasingly removed from the sale and transport of natural gas, increasing the choices of participants in the natural gas industry, from suppliers to consumers. Id. at ix. Energy markets for natural gas have become increasingly competitive. Id. Regulatory changes seen in the interstate market are being brought to the level of local distribution as state regulators promote consumer choice in retail gas markets. Id. at 1, 113.


   Developments in the natural gas industry which are eroding traditional boundaries are being applied to the electricity industry. Many gas marketers are moving into the new electricity markets, and the development of financial instruments used in the gas industry, such as spot, forward, futures, and options contracts, are being imported into the electricity industry. Natural Gas 1996 at xiii. More than 100 energy marketing companies have registered with the FERC to market electric power on a wholesale basis. Natural Gas Monthly. These companies will be marketing retail power to retail power markets as well. Moreover, the developments in electric and gas industries "may imply a close relationship in the future for both industries." Natural Gas 1996 at xiii. Not only are gas marketers entering the electricity markets, but "gas and electric companies are forming mergers and strategic alliances to give customers menus that allow buyers to bridge the differences between the industries." Id. And the development of financial markets "may help to integrate the energy markets." Id. In short, the concept of "area or region" should be interpreted flexibly to keep pace with the current state of the industry.(21)

----------
(21) The breakdown of traditional boundaries is also seen in industries beyond the utility industry. Technological advances, regulatory and legal changes facilitating nationwide holding company acquisitions and nationwide branching, and the entrance of nonbank providers of financial services have lead to structural changes in the banking industry resulting in a trend toward consolidation. In 1997, the number of interstate bank-to-bank mergers totaled
189. Bank  Mergers:  Hearings  Before the House  Banking and Financial  Services
Comm., 105th Cong. 18-21 (1998) (statement of John D. Hawke, Jr., Treasury Department Under Secretary for Domestic Finance). Similarly, the procompetitive, deregulatory framework established by Congress in the Telecommunication Act of 1996 has removed the legal and economic barriers to the entry of telecommunications firms into many markets. The Bell Atlantic-NYNEX merger approved under the Telecommunications Act by the FCC resulted in Bell Atlantic serving 13 states. The Effects of Consolidation on the State of Competition in the Telecommunications Industry: Oversight Hearings Before the House Judiciary Comm., 105th Cong. 1-2 (1998) (submitted statement of Susan Ness, Commissioner of the Federal Communication Commission).


   Given the proximity of the AEP System to the CSW System and the present technological ability to economically transmit power over longer distances, and given that the Combined System will be economically operated as a single integrated and coordinated system as described in Item 1.B.3, the Combined Company satisfies the 1935 Act's requirement with respect to operating in a "single area or region." The demonstrated economic advantages of the Merger resulting in nearly $2 billion in net non-production savings and $98 million in net fuel-related savings (as described below) also support the finding that the single area or region test is met, consistent with the Commission's tradition of balancing the various objectives of the 1935 Act. As discussed immediately below, the size of the area or region in which the Combined Company will operate will not result in the evils which the 1935 Act was meant to eliminate; namely, it does not impair the advantages of localized management, efficient operation or effective regulation.

           (iv)  Localized  Management,   Efficient  Operation  and  Effective
           Regulation

   Section 2(a)(29)(A), like Section 10(b)(1) discussed above, requires the Commission to consider the size of the combined system. Section 2(a)(29)(A) has been interpreted to require that the combined system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. As the Commission stated in AEP, supra:

        [N]either section can be said to impose any precise limits on holding company growth. Both sections are couched in discretionary terms. They require the Commission to exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected.

In exercising its discretion, the Commission must balance the various objectives of the 1935 Act. The Commission stated in Commonwealth & Southern Corp., HCAR No. 7615 (Aug. 1, 1947):

        We do not, in applying particular size standards, lose sight of the objectives of other criteria. There must be a reconciliation of all objectives to the end of accomplishing a satisfactory administration of the [1935] Act. Thus we do not disregard operating efficiency in our determination of whether size is excessive from the viewpoint of localized management or effectiveness of regulation.

As will be discussed below, difficult balancing decisions need not be made because each prong of this standard is easily met. The size of the Combined System does not impair the advantages of localized management, efficient operation or the effectiveness of regulation. The Merger actually increases the efficiency of operations.

   -      Localized Management

   The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" (Centerior, supra), or where the acquired company's management would remain substantially intact (AEP, supra). The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." AEP, supra.

   The management of the Combined Company will be drawn primarily from the existing management of AEP and CSW and their subsidiaries. AEP will continue to maintain its system headquarters in Columbus, Ohio and will maintain the management structure of its combined subsidiary companies (including the electric operating and other subsidiary companies of CSW) essentially intact.

   CSW and AEP have operated with virtual service company management which has located management personnel in a number of operating locations throughout the service territories. In 1996, AEP reorganized into a centralized management structure with localized management remaining essentially in place, with the exception of the electric utility subsidiary headquarters operating management teams being realigned into either the Power Generation, Nuclear Generation, Energy Delivery and Customer Relations business units. CSW completed a similar reorganization process in 1994.

   For example, at AEP, the subsidiary companies' generation operations were realigned into the Power Generation and Nuclear Generation business units while the transmission and distribution operations were realigned into the Energy Delivery business unit. As part of this realignment, transmission operations were structured with a centralized management and engineering organization which oversees three transmission operating regions. The distribution operations were structured with a centralized management and engineering structure which oversees 30 distribution districts which report to one of eight distribution regions. Customer services functions were also realigned under the Energy Delivery and Customer Relations business unit into a regional structure with four customer call centers, a single customer information system and centralized management of the customer service operations.

   As part of these individual reorganization efforts, the electric utility subsidiaries of AEP began doing business under the AEP brand without altering their separate legal identities, assets and liabilities, franchises and certificates of public convenience and necessity. Likewise, the electric utility subsidiaries of CSW retained their separate corporate identities, assets and liabilities, franchises and certificates of public convenience and necessity.

   Although the Applicants have just recently launched transition teams that are studying how the various components of the two organizations will be combined, the Applicants expect that the impact of the Merger will be predominantly confined to the merging of CSWS into AEPSC and the establishment of a business unit and management structure which looks very much like the existing structures of AEP and CSW. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. The Combined Company will preserve the well established delegations of authority -- currently in place at AEP and CSW -- which permit the local, district and regional management teams to budget for, operate and maintain the electric distribution system, to procure materials and supplies and to schedule work forces in order to continue to provide the high quality of service which the customers of AEP and CSW have enjoyed in the past.

   In short, the management structures of AEP and CSW, which are responsive to local needs, will be left essentially intact after the Merger. Accordingly, the advantages of localized management will not be impaired.

   -      Efficient Operation

   As discussed above in the analysis of Section 10(b)(1), the size of the Combined Company will not impede efficient operation; rather, the Merger will result in significant economies and efficiencies as described in Item 3.B.2 below. Economic dispatch (as described in Item 1.B.3) is more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

   Both AEP and CSW have efficient generating facilities that were recently noted by Public Utilities Fortnightly as being the fourth and sixth most efficient in the utility industry (September 1, 1998 report). In addition, AEP and CSW have consistently been rated in the top five utilities in the American Society for Quality and The University of Michigan Business Schools American Customer Satisfaction Index (ACSI). In the 1997 ACSI survey results which were published in the February 16, 1998 issue of Fortune Magazine, CSW tied for second place and AEP tied for third place, out of more than 20 utilities surveyed. Because the Merger is expected to have little impact on field personnel in either power generation or transmission and distribution, AEP and CSW expect that the Combined Company will to continue to perform at these high efficiency levels.

   -      Effective Regulation

   The Merger will not impair the effectiveness of regulation at either the state or federal level.

   On the state level, the Commission has found that the effectiveness of regulation is not impaired where the same state regulators have jurisdiction both before and after a merger. See, e.g., Conectiv, supra; GPU, supra. In finding that regulation is not impaired, the Commission has also emphasized that the various state regulators have approved the combination. Entergy, supra. The electric utility subsidiaries of CSW will continue to be regulated by the state commissions of Arkansas, Louisiana, Oklahoma and Texas with respect to retail rates, service and related matters. The electric utility subsidiaries of AEP will continue to be regulated by the state commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia, and West Virginia with respect to retail rates, service and related matters.(22)

----------
(22)  The  AEP  and  CSW  management   structures  are  designed  to  facilitate
communications and relationships with state regulators. Each company has established State offices which have responsibility for regulatory, environmental, and corporate communications and have other external relations purposes. These state offices provide a single point of contact with each of the state regulatory and environmental offices and have the responsibility for handling all regulatory contacts, including making regulatory filings and answering customer inquiries to the regulatory commissions. It is expected that these offices will be left essentially intact after the Merger.


   On the federal level, the Combined System will continue to be regulated by the Commission. The electric utility subsidiaries of the Combined System will continue to be regulated by the FERC with respect to interstate electric sales for resale and transmission services, by the NRC with respect to the operation of nuclear facilities, and by the FCC with respect to certain communications licenses. The jurisdiction of other federal regulators is also not affected.

   Moreover, the Merger Agreement requires approvals from all regulatory authorities having jurisdiction over the Merger as a condition to the consummation of the Merger. Applicants are working closely with such regulators (both state and federal) to obtain the required approvals (as described below in Item 4).

     b.     Section 11(b)(1) (Acquisition of Non-Utility Interests)

   Section 11(b)(1) of the 1935 Act also requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Each of CSW's non-utility business interests conforms to the "other business" standards of the 1935 Act as previously determined by the Commission. The indirect acquisition by AEP of CSW's non-utility businesses in no way affects the functional relationship of these businesses to the Combined Company's core electric business following the Merger. See Item 3.F below for a detailed discussion on the acquisition by AEP of CSW's non-utility businesses.

     c.     Section 11(b)(2)

   Section 11(b)(2) of the 1935 Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Merger is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated as discussed in Item 3.A.3 above. See, e.g., Sierra Pacific Resources, HCAR No. 24566 (Jan. 28, 1988), aff'd Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis). Voting power is equitably and fairly distributed among the security holders of each of AEP and CSW and their current subsidiaries, all of which have been approved by the Commission in previous proceedings. The shareholders of AEP and CSW, respectively, have overwhelmingly approved the shareholder actions necessary to effect the Merger or the Merger itself.

   Immediately following the Merger, AEP will be a registered holding company with respect to CSW, which, in turn, will be a registered holding company with respect to the electric utility subsidiaries and other subsidiaries it currently owns (with the exception of CSWS, which will be merged into AEPSC, and CSW Credit, which will be directly held by the Combined Company). See Exhibit E-6. Although it is intended that these interests will be restructured, the final ownership structure has not yet been determined. Accordingly, Applicants request that CSW survive as a holding company interposed between AEP and the electric utility subsidiaries and a portion of the other subsidiaries it currently owns for a period of up to eight years following the closing of the Merger.

   Applicants have determined that the proposed transitional corporate structure of the Combined Company following the Merger will be in the best interests of the Combined Company's shareholders and ratepayers. The continued existence of CSW as an intermediate holding company will result in AEP having a tax basis in CSW equal to the aggregate tax basis of the CSW shareholders in CSW prior to the Merger. This tax basis would be lost if CSW were not retained as an intermediate holding company. See Exhibit J for an explanation of certain relevant tax basis issues. Retaining the appropriate tax basis in CSW will allow AEP to realize significant tax savings in the event that AEP were to divest CSW assets in a future taxable transaction (although AEP does not at present have any plan to divest CSW assets). Because the costs and complications associated with the survival of CSW as an intermediate holding company are minimal, AEP and CSW management have determined that the transitional structure will contribute to the positive future financial condition of the Combined Company and will maximize shareholder value.

   Although CSW will have an important economic purpose following the Merger, CSW will have minimal operational functions. As an intermediate holding company, CSW largely will be a conduit between AEP and its subsidiaries with respect to capital contributions, if any, and dividends. The future management of the Combined Company does not anticipate that CSW will be involved in any intra-system financing other than maintaining its current guarantees on the debts of its subsidiaries and participating in the Money Pool (as previously authorized by the Commission) during the transitional period after the Merger to the extent necessary. Moreover, the future management of the Combined Company does not anticipate that CSW will engage in securities transactions (except as noted in the previous sentence); acquire securities, utility assets or other interests; or enter into or take any step in the performance of any service, sales, or construction contract. CSW will continue to make, keep and preserve accounts and records and make any required reports to the Commission and other appropriate agencies.

   Under Section 10(c)(1) of the 1935 Act, the Commission must ensure that a proposed acquisition subject to the Act will not be 'detrimental to the carrying out of the provisions of Section 11.' Section 11(b)(2) mandates a simple corporate structure for a registered holding company system. See, e.g., TUC Holding Co., HCAR No. 26749, n. 20 (Aug. 1, 1997). Section 11(b)(2) includes two principal restrictions. First, the Section requires registered holding companies to take such action as the Commission finds necessary to ensure that registered holding company systems ultimately are restructured  to  include  no  more  than  two  tiers  of  holding  companies.
Second, the Section directs the Commission to evaluate the facts and circumstances 'to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or
unnecessarily   complicate  the  structure  .  .  .  of  such  holding-company system.'

   As discussed below, the transitional corporate structure of the Combined Company, in which AEP and CSW will survive as first and second tier holding companies, respectively, in the Combined Company's holding company system, will be consistent with the requirements of Section 11(b)(2).(23) Corporate structures including two tiers of holding companies are specifically envisioned under the 1935 Act and its Rules, and, in this case, the existence of two registered holding companies in one system will not result in unnecessary or undue complications. To the contrary, the minimal complications that may be introduced by the continued existence of CSW are necessary and appropriate in serving the interests of the Combined Company, its shareholders and ratepayers.

----------
(23) Applicants note that SWEPCO, a wholly owned electric public-utility operating subsidiary of CSW, is technically a registered holding company under the 1935 Act by virtue of its 47.6% ownership interest in a company (which technically is an 'electric utility company' under the 1935 Act) whose assets at the end of 1997 accounted for approximately .02% of SWEPCO's total assets (based on SWEPCO's and its subsidiary's total assets at year-end December 31, 1997, and November 30, 1997, respectively). Applicants acknowledge that questions could be raised under Section 11(b)(2) if SWEPCO were to remain a holding company within the Combined Company following the Merger. Accordingly, Applicants hereby commit to take appropriate action to eliminate SWEPCO's holding company status following the Merger.


           (i)  The  Existence of Two Tiers of  Registered  Holding  Companies
                in  a  Single   Integrated   Public-Utility   System   Is  Not
                Prohibited under the 1935 Act

    The 1935 Act was passed, in large part, to curb abuses identified by Congress arising out of 'the utilization of highly-pyramided and complex holding company systems as a means of controlling and exploiting utility operating  companies,  as well as  companies  in  non-utility  fields . . . .'
Vermont Yankee Nuclear Power Corp., HCAR No. 15958 (Feb. 6, 1968), rev'd and remanded on other grounds, Municipal Elec. Ass'n v. SEC, 413 F.2d 1052 (D.C. Cir. 1969) [hereinafter 'Vermont Yankee']. Holding companies 'piled on top of holding companies result[ed] in highly leveraged corporate structures of extraordinary complexity.' AEP.

    In addressing these perceived abuses, however, Congress did not prohibit holding companies entirely. Rather, it required the Commission to take such action as necessary to ensure that each registered holding company system be restructured to include no more than two tiers of holding companies through the 'great-grandfather clause' of Section 11(b)(2).(24) The legislative history of the 1935 Act confirms that Congress's express authorization of two tiers of holding companies in a registered holding company system was consistent with its intent in passing the 1935 Act. While the version of the 1935 Act originally passed by the Senate contained a provision, Section 11(b)(3), that required that within five years all holding companies should cease to be holding companies unless the equivalent of a certificate of convenience and necessity were obtained from the Federal Power Commission, see American Power & Light Co. v. SEC, 329 U.S. 90, 146, 147 (1946) (citing to S. 2796, 74th Cong., 1st Sess.), the bill that became law replaced this section with the 'great-grandfather clause' of Section 11(b)(2). See 79 Cong. Rec. 14620 (August 24, 1935).

----------
(24) The 'great-grandfather clause' of Section 11(b)(2) provides that 'the Commission shall require each registered holding company (and any company in the same holding-company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company.' See also, Entergy, supra, ('Section 11(b)(2) allows three tiers of companies in a registered holding company system.').


    The 1935 Act is silent regarding whether a registered holding company system with two tiers of holding companies is limited to one registered holding company. However, the Commission's Rules promulgated under the 1935 Act expressly envision a holding company system with more than one registered holding company. Rule 1(c) provides that 'where any holding company system includes more than one registered holding company, the annual report shall be filed by the top registered holding company in such system.' (emphasis added). Similarly, the instructions to Form U5S (relating to holding company annual reports) track the requirements of Rule 1(c), defining 'holding company system' to mean 'the parent registered holding company together with all its subsidiary companies, including all subsidiary registered holding companies.' (emphasis added).(25) See also, Rule 87(c) (providing that, in the context of service, sales, and construction contracts, it is Rule 85, as opposed to Rule 87, that is applicable to a 'subsidiary which is itself a registered holding company'). In summary, the transitional corporate structure of the Combined Company, which includes AEP as the top registered holding company and CSW as a subsidiary registered holding company, satisfies the first requirement of Section 11(b)(2).

----------
(25) Rule 1, adopted in 1941, was amended in 1951 to include the current formulation of subsection (c). HCAR No. 10432 (Mar. 12, 1951). Prior to 1951, each registered holding company in a holding company system was required to file its own separate annual report on Form U5S. Id. The current formulation of Rule 1(c) was adopted one year before the Commission 'largely completed' its task of 'simplifying and reorganizing the complex financial and corporate structures of holding company systems as required by section 11.' See 1995 Report at viii. Since 1951, the Commission has amended Rule 1 twice, without altering the language of Rule 1(c). See HCAR No. 17435 (Jan. 25, 1972) (imposing a filing fee for Form U5S); HCAR No. 26575 (Sept. 17, 1996) (removing the filing fee). As late as 1984, the Commission, in adopting amendments to Form U5S, specifically recognized the existence of Rule 1(c) and its requirement that the 'annual report be signed by each registered holding company in the system.' HCAR No. 23214 (Feb. 2, 1984) (emphasis added) (amending Form U5S to clarify that an exempt subsidiary holding company, as opposed to a registered subsidiary holding company, need not sign the annual report.).


            (ii)The  Existence  of  CSW  Will  Not  Unduly  or   Unnecessarily
                Complicate the Structure of the Holding Company System

    The second prong of Section 11(b)(2) requires that the Commission ensure that 'the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system.' The existence of a subsidiary holding company does not run afoul of Section 11(b)(2) merely because it causes the structure of the holding company system to be more complicated. Rather, the existence of a company violates Section 11(b)(2) only if it causes unnecessary or undue complications. The Commission has interpreted Section 11(b)(2) to require the elimination of any holding company that serves no useful purpose or economic function. See, e.g., WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991); Peoples Gas Light and Coke Co., HCAR No. 15929 (Dec. 22, 1967); Voting Trustees of Granite City Generating Co., HCAR No. 14739 (Nov. 5, 1962).

    In prior proceedings, the Commission has determined that the existence of a second tier holding company satisfies the Section 11(b)(2) test. See, e.g., Entergy, supra (the Commission found that the addition of an exempt sub-holding company to a registered holding company system did not create an undue or unnecessary corporate complexity); Cinergy Corp, HCAR No. 26146 (Oct. 21, 1994) (the Commission approved a merger where a registered holding company would be the parent of an exempt holding company). Moreover, the Commission has in other circumstances allowed a holding company system with two tiers of registered holding companies. See Annual Report on U5S of Central and South West Corporation and Southwestern Electric Power Company for year ended December 31, 1997 (Central and South West Corporation and its wholly owned subsidiary, Southwestern Electric Power Company, are both registered holding companies); Citizens Utilities Company, HCAR No. 25331 (June 14, 1991) (Louisiana General Services, Inc. and its wholly owned subsidiary, LGS Pipeline, Inc., were both exempt, registered holding companies prior to a merger).

    In this case, the temporary survival of CSW as a holding company will result in minimal complications. CSW will not perform any significant operational functions. Although it will continue to guarantee the indebtedness of its subsidiaries and make borrowings to fund the Money Pool and for other subsidiaries as previously authorized by the Commission to the extent necessary during the transitional period following the Merger, it will largely function as a conduit between the Combined Company and the CSW subsidiaries. The Applicants anticipate that CSW will not engage in securities transactions (except as noted in the previous sentence); acquire securities, utility assets or other interests; or enter into or take any step in the performance of any service, sales, or construction contract. One of the complications that might have arisen, the need to file two annual reports, has been eliminated by Rule 1(c).

    These minimal complications are neither 'unnecessary' nor 'undue.' To the contrary, any minor complications, and any negligible expenses resulting therefrom, are necessary to assure appropriate tax and accounting treatment and to preserve the potential for significant tax savings. The survival of CSW will benefit the Combined Company's shareholders and its ratepayers. The transitional structure certainly will not result in a 'highly-pyramided and complex holding company system' at odds with the purposes of the 1935 Act.(26) Vermont Yankee, supra.

----------
 (26) The Commission has in recent years recognized that registered holding companies may organize subsidiaries, including intermediate subsidiaries, for various business and legal purposes. See, e.g., Exemption of Acquisition by Registered Public-Utility Holding Companies, HCAR No. 26667 (Feb. 14, 1997) (modifying proposed Rule 58 to allow a registered holding company system to use an intermediate subsidiary to invest in energy-related companies, noting that use of such an intermediate subsidiary "could further insulate the holding company and its other subsidiaries . . . from any direct losses that could occur with respect to Rule 58 investments"); 1995 Report at 94 (noting that in the 1980s and 1990s, registered holding companies expanded their use of separate subsidiaries to engage in other activities, including the formation of EWGs and FUCOs); Cinergy, HCAR No. 26376 (Sept. 21, 1995) (authorizing the acquisition of subsidiaries organized, in part, for tax planning purposes). Similarly, Applicants' proposal to retain CSW as an intermediate holding company is for a legitimate business purpose, to preserve appropriate tax treatment of certain corporate transactions that may occur in the future.


    In sum, the 1935 Act itself and the Rules thereunder, the policies behind the Act, and the basic Commission interpretations of Section 11(b)(2), all point to an obvious conclusion: the transitional survival of CSW is consistent with the standards of Section 11(b)(2). Nevertheless, additional discussion of the role of tax considerations under the Commission's interpretation of the 1935 Act is helpful in light of several cases decided by the Commission in the early-1950s and before. Not only are these cases distinguishable from the case at hand, but other cases serve to support the conclusion that the Applicants meet the standards of Section 11(b)(2).

            (iii) CSW Will  Perform  a Useful  Economic  Purpose  by  Preserving
               Appropriate Tax Treatment Resulting from the Merger, and its Survival for Such Purpose Does Not Delay or Disrupt the Commission's Administration of the 1935 Act

    The structuring of business activities for tax planning purposes is not inimical to public policy considerations and is a legitimate goal under the 1935 Act. As the Commission has held, the realization of tax savings through a transaction often helps to satisfy the requirements of the 1935 Act. See, e.g., Columbia Gas System, HCAR No. 26536 (June 25, 1996) (Commission noted that the applicants expected the merger to produce economies and efficiencies, including the realization of state tax benefits); TransTok, HCAR No. 26421 (Nov. 30, 1995) (Commission noted that the benefits and efficiencies of the merger included annual tax savings); New England Power Association, 1 SEC 473 (May 16, 1936) (Commission noted that the acquisition should result in tax and other economies). The Commission has authorized the acquisition of subsidiaries organized, among other things, 'as a part of tax planning in order to limit [a registered holding company's] exposure to U.S. and foreign taxes.' Cinergy, HCAR No. 26376 (Sept. 21, 1995); see also, Allegheny Power System, HCAR No. 26401 (Oct. 27, 1995).

    The Commission has found that an entity can serve a useful purpose or function through its ability to provide shareholders with tax advantages. See Standard Power and Light Corporation, HCAR No. 13101 (Feb. 16, 1956), enforced, United States District Court for District of Delaware (Order, Mar. 13, 1956) (the Commission modified its order directing a registered holding company to liquidate and dissolve, where the holding company could transform itself into an investment company and serve a useful purpose by providing shareholders with tax advantages). Moreover, the Commission has implied that a useful purpose for a holding company is to facilitate tax advantages by citing the lack of tax advantages as a factor in its determination that a holding company should be dissolved. United Light & Power Company, HCAR No. 6603 (Apr. 30, 1946) (the Commission found that 'there [wa]s no need for the continued existence' of a registered holding company, in part, because the holding company's existence no longer offered tax advantages due to changes in the tax laws).

    The Commission has 'recognized the importance of tax  considerations'  under
Section 11 and has 'sought to cooperate in achieving that type of rearrangement [under Section 11] which imposes the least tax burden on the company and the security holders, so long as the choice does not result in frustrating the Act or in delaying the attainment of its objectives.' Engineers Public Service Co., HCAR No. 7041 (Dec. 19, 1946); cf. Standard Power & Light, HCAR No. 12208 (Nov. 9, 1953) (Commission allowed holding company, subject to a liquidation and divestment order, to divest itself of only a portion of the interests in its subsidiary to preserve tax advantages because such a plan did not, under the circumstances, delay or interfere with compliance with the 1935 Act). The existence of tax savings is a compelling reason to maintain a given structure under Section 11(b)(2), provided that 'the continued existence of this [security] structure will not be detrimental to the public interest or the interest of investors or consumers.' Community Gas and Power Company, HCAR No. 4915 (Mar. 4, 1944).

    The continued existence of CSW will serve a useful function in the holding company system by facilitating appropriate tax treatment and by preserving potentially significant tax savings. These savings are a compelling reason for the transitional survival of the CSW holding company, and the existence of CSW will not be detrimental to the public interest, the interest of investors or consumers, or the Commission's administration of the 1935 Act.

    Finally, it should be noted that in a few proceedings in the 1940's to early-1950's, the Commission determined that potential tax benefits (to only or potentially only a portion of the shareholders and, in one case, where the benefits could be achieved by other means), taken alone, were not sufficient to justify relief from dissolution findings and orders or commitments that had been made in the early stages of implementation of the 1935 Act. See Engineers Public Service Company, HCAR No. 7041 (Dec. 19,
1946); Electric Bond and Share Company, HCAR No. 11004 (Feb. 6, 1952); International Hydro-Electric System, HCAR No. 9535 (Dec. 6, 1949), aff'd sub nom., Protective Committee For Class A Stockholders v. SEC, 184 F.2d 646 (2nd Cir. 1950).(27) These decisions are not apposite here, however, where the Commission has not identified any unnecessary or undue complication that would result from the post-Merger transition structure the potential tax savings would inure to the Combined Company itself for the benefit of all shareholders alike.

----------
(27) In Portland Electric Power Company, HCAR No. 6365 (Jan. 14, 1946), supplemented on other grounds, 24 SEC 423 (1946), approved by, United States District Court for District of Oregon (Order, June 29, 1946), aff'd, 162 F.2d 618 (9th Cir. 1947), the Commission, reviewing proposed plans of reorganization under Section 11(f), found that the continued existence of a shell holding company solely for the purpose of seeking tax advantages not then available under applicable law was inimical to the standards of Section 11(b)(2). Here, by contrast, the economic and tax benefits sought by the retention of CSW as a sub-holding company will accrue under the presently existing tax laws.


    The temporary survival of CSW as a registered holding company to further the interests of the Combined Company, its shareholders and ratepayers, will meet all of the standards of the 1935 Act. The transitional corporate structure will not create unnecessary or undue complications under Section 11(b)(2), and the significant, potential tax savings outweigh any negligible complications and costs associated with CSW's survival.

   2.     Section 10(c)(2)

   Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For the reasons discussed above, the Combined System will be integrated. The Merger will also tend towards the economic and efficient development of the Combined System. This
Section 10(c)(2) standard is met where the likely benefits of the acquisition exceed its likely costs. City of Holyoke, supra.

    Economic efficiency is the driving force behind the Merger; its purpose is to create an entity well situated to compete effectively in an increasingly active market. Applicants will achieve $1,966 million of net non-fuel cost savings over the ten-year period immediately following consummation of the Merger. These savings will be passed on to shareholders and customers of the Combined Company. Applicants also anticipate net fuel-related savings of approximately $98 million over this same period that will be passed on to customers. Thus, the Merger will allow the Combined Company to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in AEP, supra.

   The nonproduction cost savings resulting from the Merger are set forth in the testimony of Thomas J. Flaherty before the Texas Commission, a copy of which is included in Exhibit D-5.1 and incorporated by reference. As explained by Mr. Flaherty, the Combined Company is expected to achieve the following nonproduction costs savings:

         Savings Category                                              Millions

Elimination of Duplicate Corporate and Operations Support Staffing      $  996
Elimination of Duplicate Corporate and Administrative Programs           1,044
Purchasing Economies (Not Fuel-related)                                    367

            Total Savings                                                2,407
     Less:  Costs to Achieve (a)                                          (248)
            Premerger Initiatives                                         (193)

     Net Savings                                                        $1,966

(a) Does not include contingent change in control payments.

   Assuming a March 31, 1999 closing, AEP and CSW estimate available synergies and cost savings resulting from the Merger, net of costs necessary to achieve these reductions, for each of the first ten years following the Merger of approximately $17 million (9 months), $102 million, $135 million, $162 million, $181 million, $243 million, $255 million, $259 million, $267 million, $275 million and $70 million (3 months), respectively, for a total of $1,966 million. The savings in the first five years are expected to be lower than in the later years due to the costs incurred to achieve the savings. Of the $1,966 million in total anticipated net savings, Applicants estimate that approximately $713 million of the total savings will be allocated to the pre-Merger CSW and approximately $1,253 million will be allocated to pre-Merger AEP. Moreover, even though the savings are shown over 10 years only, it is expected that some of these savings will continue to be realized over a much longer period. See Testimony of Thomas J. Flaherty included in Exhibit D-5.1.

   As part of the filings with various state and federal regulators, Applicants propose an equitable sharing of the net savings from the Merger between shareholders and customers. Although specific determinations of the net savings to each group cannot be finalized until all regulatory proceedings have been completed, it is expected that each group will realize approximately half of the net savings.

   Applicants estimate that the Combined Company will also realize approximately $98 million in net fuel-related savings over the same 10 year period. J. Craig Baker's testimony before the FERC (a copy of which is included in Exhibit D-1.1 and is incorporated by reference) explains that these savings will result from the central coordinated dispatch of energy by the Combined Company. These savings will be realized by customers.

   These expected savings exceed the anticipated savings in a number of other acquisitions approved by the Commission. See, e.g., New Century, supra (expected savings of $770 million over 10 years); Entergy, supra (expected savings of $1.67 billion over ten years); Northeast I, supra (estimated savings of $837 million over 11 years); IE Industries, HCAR No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); CINergy, supra (estimated savings of approximately $895 million over ten years).

   As the Commission has observed, with reference to the requirement of Section 10(c)(2) that a proposed combination yield economies and efficiencies, "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra (citation omitted). In this regard, the Merger will result in additional benefits which, although not precisely quantifiable, are nonetheless significant.

   Two of these principal additional benefits relate to the Combined Company's generation mix and system reliability. The Merger will result in a more balanced generation mix that is less susceptible to fuel price volatility and supply interruptions. In addition, the Combined System will be better situated to provide more reliable electric service than is possible for AEP and CSW on a stand-alone basis. For example, the Combined System will share in a larger generating base after the Merger. As a result, the Combined System will have more generating resources to call on when units are down for maintenance or due to an unscheduled outage. In addition, each of AEP and CSW has a higher risk of unserved load than would be the case for the Combined System, since each of AEP and CSW on a stand-alone basis has access to fewer interconnections to neighboring systems for emergency support.

C.  SECTION 10(f)

   Section 10(f) provides that:

      The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

Each of AEP's and CSW's obligation to consummate the Merger is conditioned, among other things, on the receipt of all requisite state regulatory approvals. State regulatory approvals have been requested from the Oklahoma Commission, the Arkansas Commission, and the Louisiana Commission. Applicants have also requested a determination from the Texas Commission that the Merger is in the public interest. See Item 4, infra, for further discussion of regulatory approvals and the standard of review applicable to such approval. On August 13, 1998, the Arkansas Commission issued an order conditionally approving the Merger, a copy of which is filed as Exhibit D-2.2 and incorporated by reference. When the other approvals have been obtained, the Merger will comply with Section 10(f).

D.  INTRA-SYSTEM FINANCING AND OTHER COMMISSION  AUTHORIZATIONS.

   In order to maximize the efficiencies resulting from the Merger, the Applicants seek authority for the Combined Company to reorganize, consolidate and, where necessary, restate certain of the intra-system financing and other authorizations previously issued by this Commission to each of AEP, CSW, and their respective subsidiaries, as discussed in more detail below.

   Applicants request approval, effective upon consummation of the Merger, to merge CSWS with and into AEPSC. Applicants request that, upon the merger of CSWS into AEPSC, AEPSC succeed to certain of the authority of CSWS as set forth in various Commission orders (which orders are summarized in Exhibit I-1 attached hereto) and that such activities with respect to CSWS include AEPSC.

   Certain  of the  non-utility  businesses  of  CSW  (each  a 'CSW  Non-utility
Business') conduct activities that are substantially equivalent to the activities of one or more non-utility subsidiaries of AEP (each an 'AEP Non-utility Business'). Applicants request approval, as deemed appropriate by management, for the Combined Company to directly or indirectly acquire, and for CSW to transfer to the Combined Company, CSW Non-utility Businesses through: (1) merger of one or more CSW Non-utility Businesses with one or more wholly owned non-utility subsidiaries (either presently existing and performing substantially equivalent activities or to be formed, if appropriate) of the Combined Company (each a 'Combined Non-utility Business'), (2) the dividending or distribution of the common stock of one or more CSW Non-utility Businesses from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of one or more CSW Non-utility Businesses by one or more Combined Non-utility Businesses. Applicants request approval, if management deems appropriate, to consolidate each CSW Non-utility Business with its corresponding AEP Non-utility Business into a single Combined Non-utility Business directly or indirectly owned by the Combined Company. Applicants request approval for the Combined Company to transfer to CSW, and CSW to acquire, any AEP Non-utility Business or to consolidate any AEP Non-utility businesses with and into any like CSW
Non-utility Business consistent with the foregoing principles and authority. Applicants request that upon consolidation, each resulting Combined Non-utility Business succeed to all of the authority of each corresponding CSW Non-utility Business and AEP Non-utility Business, respectively, as set forth in previously issued Commission orders. The determination of the appropriate corporate structure of the Combined Company is the subject of currently convoked Merger transition teams.

   Pursuant to American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), this Commission authorized AEP to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Pursuant to Central and South West Corp. et al., HCAR No. 26653 (Jan. 24, 1997), this Commission authorized CSW to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Applicants propose that, upon consummation of the Merger, the authority of CSW to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs as provided by Central and South West Corp. et al., HCAR No. 26653 (Jan. 24, 1997) shall cease. To the extent that AEP and CSW were authorized, pursuant to Sections 32 and 33 of the 1935 Act and the rules thereunder, to invest up to 100% of their consolidated retained earnings in EWG and FUCO interests, the Combined
Company should also be authorized to invest up to 100% of its combined consolidated retained earnings in EWG and FUCO interests. Applicants therefore propose that, upon consummation of the Merger, the authority of the Combined Company to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs shall be the same as that provided by American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), except that for purposes of determining the amount of consolidated retained earnings as contemplated by American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), 'consolidated retained earnings' shall consist of the consolidated retained earnings of the Combined Company.

   Currently, the CSW System uses short-term debt, primarily commercial paper, to meet working capital requirements and other interim capital needs. In addition, to improve efficiency, CSW has established a system money pool (the 'Money Pool') to coordinate short-term borrowings for CSW, its U.S. electric utility subsidiary companies and CSWS, as set forth in various Commission orders (which orders are summarized in Exhibit I-2 attached hereto). AEP has no equivalent to the Money Pool. Applicants hereby request authorization, upon consummation of the Merger and on the same terms and conditions as set forth in the orders summarized in Exhibit I-2, to permit: (1) the Combined Company, AEP's U.S. electric subsidiary companies and AEPSC to participate in the Money Pool, and (2) the Combined Company to manage and to fund the Money Pool. Exhibit I-2 summarizes the existing authority associated with the Money Pool and states the additional authority requested for the Money Pool upon consummation of the Merger. Applicants request that following the Merger, both the Combined Company and CSW (for a transitional period) will have in aggregate the authority that CSW has with respect to those orders summarized in Exhibit I-2.

   CSW Credit purchases, without recourse, the accounts receivable of CSW's U.S. electric utility subsidiary companies and certain non-affiliated utility companies. The sale of accounts receivable provides CSW's U.S. electric utility subsidiary companies with cash immediately, thereby reducing working capital needs and revenue requirements. In addition, because CSW Credit's capital structure is more highly leveraged than that of the CSW U.S. electric utility subsidiaries and due to CSW Credit's higher short-term debt ratings, CSW's overall cost of capital is lower. CSW Credit issues commercial paper to meet its financing needs. Applicants hereby request approval, effective upon consummation of the Merger, for the Combined Company to directly acquire, and for CSW to transfer to the Combined Company, the business of CSW Credit through: (1) the merger of CSW Credit with a subsidiary of the Combined Company to be formed, if appropriate, (2) the dividending or distribution of the common stock of CSW Credit from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of CSW Credit by a subsidiary of the Combined Company to be formed, if appropriate. Applicants request that, upon the acquisition of the business of CSW Credit by the Combined Company, the resulting company ('New Credit') succeed to all of the authority of CSW Credit as set forth in various Commission orders (which orders are summarized in Exhibit I-3 attached hereto). Exhibit I-3 summarizes the existing authority of CSW Credit and states the authority requested for New Credit.

   CSW has supported the financing and other activities of its subsidiaries through obtaining Commission approval to issue and guarantee certain indebtedness. After the Merger it may be more efficient or even commercially necessary for the Combined Company to support certain of the financing arrangements and business activity previously supported by CSW. Applicants hereby request approval for the Combined Company, upon consummation of the Merger, to support those financing and other activities presently supported by CSW, including the issuance and guaranteeing of indebtedness, pursuant to those orders of the Commission summarized in Exhibit I-4. Exhibit I-4 describes the existing authority of CSW which Applicants seek to duplicate in favor of the Combined Company. It is Applicants' intention that, following the Merger, both the Combined Company and CSW will simultaneously have in aggregate the authority that CSW currently has with respect to those orders summarized in Exhibit I-4. The Combined Company does not seek to widen such authority which will necessarily remain limited to the orders described in Exhibit I-4. The practical effect of this approval would be to insert the Combined Company alongside CSW in virtually all instances where CSW is mentioned in such orders.

   Pursuant to Central and South West Corp., HCAR No. 26616 (Nov. 27, 1996), this Commission confirmed previous authority and granted additional authority such that CSW was authorized, through December 31, 2001, to offer 10,000,000 shares of CSW Common Stock pursuant to its Dividend Reinvestment and Stock Purchase Plan, of which approximately 2,000,000 remain unissued. Pursuant to American Elec. Power Co., HCAR No. 26553 (Aug. 13, 1996) this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2000, to offer 54,000,000 shares of AEP Common Stock pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan. Applicants hereby request that, as soon as practicable upon consummation of the Merger, (1) the authority of CSW's Dividend Reinvestment and Stock Purchase Plan be terminated, and (2) the Combined Company be authorized to issue 55,200,000 shares of AEP Common Stock through December 31, 2000 pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No. 26553 (Aug. 13, 1996).

   Pursuant to Central and South West Corp., HCAR No. 26413 (Nov. 21, 1995), this Commission confirmed previous authority and granted additional authority such that CSW was authorized to issue and sell a total of 5,000,000 shares of CSW Common Stock to the trustee of the Central and South West Thrift Plan, of which approximately 4,400,000 remain unissued. Pursuant to American Elec. Power Co., HCAR No. 26786 (Dec. 1, 1997), this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2001, to sell 8,800,000 shares of AEP Common Stock to the trustee of the American Electric Power System Employees Savings Plan. Applicants hereby request that, upon consummation of the Merger, (1) the authority of CSW to issue shares of CSW Common Stock to the Central and South West Thrift Plan be terminated, and
(2) the Combined Company be authorized to issue 11,440,000 shares of AEP Common Stock through December 31, 2001 in connection with the American Electric Power System Employees Savings Plan and the Central and South West Thrift Plan (for a transitional period) consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No. 26786 (Dec. 1, 1997) and Central and South West Corp., HCAR No. 26413 (Nov. 21, 1995), respectively.

   Pursuant to Central and South West Corp., HCAR No. 25511 (Apr. 7, 1992), this Commission authorized CSW to adopt the Central and South West Corporation 1992 Long Term Incentive Plan pursuant to which certain key employees would be eligible, through December 31, 2001, to receive certain performance and equity-based awards including (a) stock options, (b) stock appreciation rights,
(c) performance units, (d) phantom stock, and (e) restricted shares of common stock. Applicants hereby request that, upon consummation of the Merger, the Combined Company succeed to the authority of CSW to permit it (i) to honor the awards granted by CSW prior to the consummation of the Merger, (ii) to administer the plan (subject to any necessary shareholder or regulatory approval) on a Combined Company basis and grant any remaining awards, and (iii) to reserve and issue sufficient shares of AEP Common Stock pursuant to subparagraphs (i) and (ii) above in connection with the Central and South West Corporation 1992 Long Term Incentive Plan consistent otherwise with all the terms and conditions set forth in Central and South West Corp., HCAR No. 25511 (Apr. 7, 1992).

E. SERVICE AGREEMENT; APPROVAL OF METHODOLOGY FOR ALLOCATING COSTS UNDER THE SERVICE AGREEMENT

   As described in Item 1.B.1 above, AEPSC is a service company that, pursuant to service agreements with each of the subsidiary companies of AEP, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the AEP subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission has previously determined that AEPSC is so organized and its business is so conducted as to meet the requirements of
Section 13(b) of the 1935 Act and Rule 88 thereunder. Amer. Elec. Power Service Corp., HCAR No. 21922 (Feb. 19, 1981) (order authorizing service agreement between service company and operating subsidiaries).

   Similarly, CSWS is a service company which, pursuant to service agreements signed with each of the subsidiary companies of CSW, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the CSW subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission has also previously determined that CSWS is so organized and its business is so conducted as to meet the requirements of Section 13(b) of the 1935 Act and Rule 88 thereunder. Central and South West Corp., HCAR No. 26293 (May 18, 1995).

   Upon consummation of the Merger, CSWS will be merged with AEPSC, and AEPSC will be the surviving service company for the Combined System. Applicants intend that AEPSC will enter into an amended service agreement with AEP's subsidiary companies and CSW's subsidiary companies. The proposed amended service agreement is filed as Exhibit B-2. Under the amended service agreement, AEPSC will provide the managerial, administrative, financial, technical, and other services previously provided by the two service companies, CSWS and AEPSC. The execution and performance by the respective parties of the amended service agreement is subject to Section 13(b) of the 1935 Act and the rules thereunder. To the extent not exempt under rules or otherwise under the 1935 Act, Applicants' subsidiaries will provide services to each other at cost unless otherwise authorized by Commission orders. See, e.g., Central and South West Corp., HCAR No. 26887 (June 19, 1998), AEP Energy Services, Inc. HCAR No. 26267 (April 5, 1995) and AEP
Resources, Inc. HCAR No. 26962 (Dec. 30, 1998) (authorizing certain non-regulated subsidiaries of Applicants to provide services at fair market value).

   The amended service agreement to be entered into between AEPSC and the utility and nonutility subsidiary companies of AEP and CSW, which, pending Commission approval, will become effective upon the consummation of the Merger, is similar to those service agreements currently in place. Under the terms of the amended service agreement, AEPSC will render services to the subsidiary companies of the Combined Company at cost. AEPSC will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Costs incurred in connection with services performed for a specific subsidiary company will be billed 100% to that subsidiary company. Costs incurred in connection with services performed for two or more subsidiary companies will be allocated in accordance with the attribution bases set forth in Exhibit B-3. Indirect costs incurred by AEPSC which are not directly allocable to one or more subsidiary companies will be allocated in proportion to how either direct salaries or total costs are billed to the subsidiary companies depending on the nature of the indirect costs themselves. The time AEPSC employees spend working for each subsidiary will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each subsidiary company will maintain separate financial records and detailed supporting records showing AEPSC charges.

   Applicants hereby request that the Commission approve the amended service agreement between AEPSC and the subsidiary companies of the Combined Company and the related attribution bases listed in Exhibit B-3. The proposed attribution bases are based on cost-drivers emphasizing factors that correlate to the volume of activity that is inherent in performing certain services. The frequency at which each attribution basis will be recalculated is noted in Exhibit B-3.1.

   Exhibit B-3.2 compares the proposed attribution bases to the attribution bases currently used by both AEPSC and CSWS. This exhibit also includes explanations for the proposed differences. In all cases, the proposed attribution bases are based on the attribution bases currently used by either AEPSC or CSWS with some variations. Exhibit B-3.3 identifies the scope of each of the attribution bases by class of companies. Exhibit B-3.4 describes the services that will be performed by AEPSC after the Merger and lists the attribution bases associated with each major service category.

   AEP currently utilizes the following principles in coordinating its work order and billing control, planning and budgeting and internal audit functions and expects that these principles will continue to govern such functions following the Merger. An AEPSC work order may be initiated by AEPSC or by a subsidiary company of AEP. Any AEPSC work order, whether for a single company or multiple companies, including the proposed cost allocation method, must be reviewed and approved by the AEPSC Corporate Accounting Department and then by a person appointed by the subsidiary company. As a result of the centralization in AEPSC of the responsibilities previously assigned to the officers of the subsidiary companies, the Corporate Planning and Budgeting Department of AEPSC has been appointed by the subsidiary companies to approve work orders. Corporate Planning and Budgeting is independent of the AEPSC work order billing process, which is maintained by the Corporate Accounting Department of AEPSC.

   Time records are completed by or for each employee in AEPSC and approved by work group supervisors. Charges are accumulated by the Corporate Accounting Department of AEPSC and billed to each AEP subsidiary company at the end of each month. These bills are reviewed for reasonableness and approved on behalf of the AEP subsidiary companies by Corporate Planning and Budgeting.

   Management has developed strategic performance measures for AEP and its subsidiary companies as a business enterprise. These measures include earnings per share, total shareholder return, competitive cost comparison, market share, customer satisfaction and loyalty, employee development, safety and productivity, and environmental performance. Management has developed targets against which to measure the performance of AEP and its subsidiaries on a consolidated basis. In addition, based upon these strategic performance measures and targets, management has developed performance measures and targets for each business group. These measures and targets focus on the business group, not on the corporate entity; however, the expected impact of proposed plans and budgets on expenses of the subsidiary companies is determined.

   Efficiency in business operations is important in order to achieve targets in some of the strategic performance measures, such as earnings per share and competitive cost comparison. A new planning and budgeting system, including activity based management, has been developed and implemented. This system focuses on the business process - a network of related and interdependent activities performed to achieve a specific purpose. It provides cost information quickly and allows managers to evaluate the efficiency and value of processes, including trends and internal benchmarks.

   Using this planning and budgeting system, an annual budget is prepared by each business unit and support organization and submitted to the Office of the Chairman for approval. The Office of the Chairman consists of the Chairman of the Board, President and Chief Executive Officer of AEP and AEPSC and the executive vice presidents of AEPSC that report to him. A majority of these officers are also directors and executive officers of each of the subsidiary companies. The Corporate Planning and Budgeting Group assists the business units and support organizations in the planning and budgeting process and monitors expenses. It also determines and reports the expected impact of proposed plans and budgets on the expenses of the subsidiary companies.

   The planning and budgeting process for AEPSC is part of the overall process for the business units and support organizations and subject to approval by the Office of the Chairman.

   The AEPSC Internal Audits Department continuously conducts audits of the functions of AEP and its subsidiaries, including those of AEPSC, to ensure that proper internal controls exist and to determine if they are functioning as intended and are efficient and effective. As a part of the audit plan, the Internal Audits Department performs audits of the AEPSC work order system and related billings to AEP subsidiary companies. The purpose of the audits is to render an opinion on the internal controls over the work order billing process and compliance with Commission-approved cost allocation billing methodologies. The Internal Audits Department completed the latest review in 1997 and expressed an opinion that the internal controls are functioning properly and that the costs are being allocated to AEP subsidiary companies in accordance with the Commission-approved cost allocation billing methodologies. The Department will perform its next audit of the work order system and related billings in 1999 and then every two years.

   The Vice President of Internal Audits (the "Vice President") reports to the Chairman of the Audit Committee of the Board of Directors of AEP (the "Audit Committee"). Administratively, the Vice President reports to the Executive Vice President - Financial Services of AEPSC. The Vice President attends each meeting of the Audit Committee. In accordance with New York Stock Exchange listing requirements, the Audit Committee is comprised solely of outside directors.

   In December of each year, the results of the year's audit activities are reviewed with the Audit Committee and the following year's audit plan is reviewed and approved by the Audit Committee. The Audit Committee annually reviews and approves the Internal Audits Department Charter to ensure that it sufficiently allows the Vice President to carry out his duties. The Vice President meets privately with the Audit Committee several times during the year and has the addresses and telephone numbers of the Audit Committee members and is free to contact them at any time. The Vice President is reminded in these private meeting sessions that he has such freedom.


F.  ACQUISITION OF NON-UTILITY BUSINESSES

   Section 10(c)(1) provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of
Section 11." Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." The Commission may find that a non-utility business meets this standard when it finds that the interest in the business is "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such [integrated] system." CSW has a number of non-utility businesses that AEP will indirectly acquire as a result of the Merger. CSW owns seven material non-utility subsidiaries: CSW Energy, CSW International, C3 Communications, EnerShop, CSW Energy Services, CSW Credit, and holds an 80% interest in CSW Leasing. For a description of CSW's non-utility businesses, see Item 1.B.1(b) supra. The Commission has found that CSW's non-utility businesses meet the 11(b)(1) standard (to the extent that such a finding was necessary).(28) Such businesses have an operating or functional relationship to CSW's utility operations. See, e.g., Conectiv, supra (the Commission has interpreted section 11(b)(1) "to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities.")

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(28) A  registered  holding  company may acquire and hold an interest in an EWG,
FUCO, and an exempt telecommunications company, without the need to apply for or
receive   approval  from  the  Commission   (although  the  Commission   retains
jurisdiction over certain related transactions with these entities). Sections 32, 33 and 34 of the 1935 Act. Moreover, a registered holding company may acquire "energy-related" companies meeting the Rule 58 safe harbor conditions (including an investment ceiling) without the need for Commission approval.


   Upon consummation of the Merger, the non-utility businesses of CSW will become indirect subsidiaries of AEP. To the extent that Commission approval is necessary for the acquisition of CSW's non-utility businesses, the acquisitions should be approved because the indirect ownership of CSW's non-utility businesses by AEP in no way affects the functional relationship of these businesses to the Combined Company's core electric business following the Merger. Moreover, acquisition of these businesses is in the public interest and consistent with the applicable standards under the 1935 Act.

G.  ORGANIZATION OF MERGER SUB; ACQUISITION OF MERGER SUB COMMON STOCK

   Merger Sub was organized solely for the purpose of effecting the Merger and has not conducted any activities other than in connection with the Merger. Merger Sub has no subsidiaries. Each share of common stock of Merger Sub, par value $0.01 per share, to be issued to AEP and outstanding immediately before the consummation of the Merger will be converted into one share of CSW Common Stock upon consummation of the Merger. Thus, the sole purpose for Merger Sub is to serve as an acquisition subsidiary of AEP for purposes of effecting the Merger. Approval of this Application-Declaration will constitute approval of the acquisition by AEP of the common stock of Merger Sub.

ITEM 4.       REGULATORY APPROVAL

Set forth below is a summary of the material regulatory requirements affecting the Merger. Failure to obtain any necessary regulatory approval or any adverse conditions that are imposed in connection with any necessary regulatory approval, including the failure to obtain appropriate ratemaking treatment, may affect the consummation of the Merger. In addition to required Commission approvals, the state utility commissions of Arkansas, Louisiana, Oklahoma, and Texas, and the FERC, the FCC, and the NRC have jurisdiction over various aspects of the transactions proposed herein.(29) Further, both AEP and CSW are required to file notification and report forms under the HSR Act with the FTC and the DOJ with respect to the Merger. Additional consents from or notifications to governmental agencies may be necessary or appropriate in connection with the Merger.

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(29) AEP has U.S.  electric  utility  subsidiaries  operating in Ohio,  Indiana,
Kentucky, Michigan, Tennessee, Virginia, and West Virginia. Utility regulatory commissions in certain of these states have asserted that they have or may have approval authority over the Merger. AEP believes that the approval of the utility regulatory commissions in these states is not required to consummate the Merger, and that these states therefore do not have jurisdiction over this proposed transaction. AEP has been actively working with all of these state commissions regarding both the FERC and state regulatory impacts of the transaction.


A.  ANTITRUST CONSIDERATIONS

   The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the Antitrust Division and the FTC and the specified HSR Act waiting period has expired or been terminated. Applicants intend to provide their respective pre-Merger notifications pursuant to the HSR Act during the next several months. The expiration or earlier termination of the HSR Act waiting period would not permanently preclude the Antitrust Division or the FTC from challenging the Merger on antitrust grounds, but it would represent a decision by such agencies that the Merger may be consummated without challenge under Section 7 of the Clayton Act. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, AEP and CSW must submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period must expire or be earlier terminated before the Merger may be consummated.

B.  ATOMIC ENERGY ACT

     CSW, through its wholly-owned subsidiary CPL, owns a 25.2% interest in the STP, a two-unit nuclear electric generating station. The STP is operated by STP Operating, a Texas non-profit corporation, which is jointly-owned by CPL and the other owners of the STP. CPL holds NRC licenses with respect to its ownership interests in the STP and STP Operating. Section 184 of the Atomic Energy Act provides that no license may be transferred, assigned or in any manner disposed of, directly or indirectly, through transfer of control of any license to any person, unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. On June 19, 1998, CPL sought approval from the NRC for the transfer of control of its NRC licenses as a result of the merger of its parent, CSW, with a subsidiary of AEP. The Application for Transfers of Control Regarding Operating License No. NPF-76 and NPF-80 for the STP is filed as Exhibit D-6.1. After the Merger, CPL, as an operating utility subsidiary of the Combined Company, will continue to own the identical pre-Merger interests in the STP and STP Operating.

C.  FEDERAL POWER ACT

   Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. On April 30, 1998, AEP and CSW filed a joint application with the FERC seeking approval of the Merger, as supplemented on January 13, 1999. See Exhibits D-1.1 and D-1.2. Under Section 203 of the FPA, the FERC will approve a merger if it finds the merger to be 'consistent with the public interest.'

D.  COMMUNICATIONS ACT

     CSW, itself or through one or more subsidiaries, holds various radio licenses subject to the jurisdiction of the FCC under Title III of the Communications Act. Under Section 310 of the Communications Act, no station license may be assigned or transferred, directly or indirectly, except upon application to and approval by the FCC. AEP and CSW intend to file applications with the FCC seeking approval for the transfer of control of these licenses as a result of the Merger within the next few months.

E.  ARKANSAS COMMISSION

   SWEPCO is subject to the jurisdiction of the Arkansas Commission. Pursuant to
Section 23-3-306(b) of the Arkansas Statutes, Arkansas Commission approval is required before any person may merge with or otherwise acquire control of a domestic public utility. On June 12, 1998, AEP, CSW and SWEPCO filed an application with the Arkansas Commission seeking Arkansas Commission approval of the Merger, a copy of which is filed as Exhibit D-2.1 and incorporated by reference.

   The Arkansas Commission must approve a merger application unless it finds that one or more of five adverse circumstances would result from the transaction. The circumstances include an adverse effect on the public utility's existing obligations or quality of service, a reduction in competition for the provision of utility services within the state, and an adverse effect on the financial condition of the public utility.

   On August 13, 1998, the Arkansas Commission issued an order conditionally approving the Merger, a copy of which is filed as Exhibit D-2.2 and incorporated by reference.

F.  LOUISIANA COMMISSION

   SWEPCO is subject to the jurisdiction of the Louisiana Commission. Pursuant to Louisiana Statutes Section 45:1164, the Louisiana Commission is granted general supervisory authority over public utilities operating in the state and, under this authority, the Louisiana Commission has held that its approval or non-opposition is required prior to the sale, lease, merger, consolidation, stock transfer, or any other change of control or ownership of a public utility subject to its jurisdiction. On May 15, 1998, AEP, CSW and SWEPCO filed an application seeking Louisiana Commission approval of, or non-opposition to, the Merger, a copy of which is filed as Exhibit D-3.1 and incorporated by reference.

   The Louisiana Commission reviews merger applications pursuant to an 18 factor test that generally relates to the impact of the transaction on competition, the financial condition of the utility, quality of service, public health and safety, employment, and other similar "public interest" matters.

G.  OKLAHOMA COMMISSION

   PSO is subject to the jurisdiction of the Oklahoma Commission. The Oklahoma Statutes concerning mergers and acquisitions of public utilities are substantially identical to the sections of the Arkansas Statutes discussed above. Oklahoma Commission approval is required before any person may merge with or otherwise acquire control of an Oklahoma public utility. On August 14, 1998, AEP, CSW and PSO filed an application with the Oklahoma Commission seeking approval of the Merger, a copy of which is filed as Exhibit D-4.1 and incorporated by reference. On October 1, 1998, the administrative law judge presiding over the application proceeding orally informed the parties of his intention to recommend to the Oklahoma Commission that the application be dismissed, without prejudice, for its lack of information regarding the potential impact of the Merger on retail electric markets in Oklahoma. Applicants are reviewing the appropriate actions to take in response to the recommendation and do not anticipate it causing a delay in consummating the Merger.

   The Oklahoma Commission is required to approve such merger or acquisition of control unless it finds that the transaction will result in one or more of a list of adverse circumstances, which are substantially identical to the adverse circumstances listed above with respect to Arkansas.

H.  TEXAS COMMISSION

   CPL, SWEPCO, and WTU are subject to the jurisdiction of the Texas Commission. Pursuant to Section 14.101 of the Texas Utilities Code, each transaction involving the sale of at least 50 percent of the stock of a public utility must be reported to the Texas Commission within a reasonable time. On April 30, 1998, AEP, CSW, CPL, SWEPCO and WTU reported the Merger to the Texas Commission for its review, as supplemented on January 15, 1999. See Exhibits D-5.1 and D-5.2.

   In reviewing a transaction involving the sale of at least 50 percent of the stock of a Texas utility, the Texas Commission is required to determine whether the action is consistent with the public interest, taking into consideration factors such as the reasonable value of the property, facilities, or securities to be acquired, disposed of, merged, transferred, or consolidated, and whether the transaction will adversely affect the health or safety of customers or employees, result in the transfer of jobs of Texas citizens to workers domiciled outside of Texas, or result in the decline of service. If the Texas Commission determines that a transaction is not in the public interest, it may take the effect of the transaction into consideration in ratemaking proceedings and disallow the effect of such transaction if such transaction will unreasonably affect rates or service.

I.  AFFILIATE CONTRACTS

   AEP, CSW and their subsidiaries intend to enter into or amend agreements related to the provision by affiliates of various services, including management, supervisory, construction, engineering, accounting, legal, financial or similar services. The approval or non-opposition of certain state regulatory commissions and the Commission is required with respect to the creation or amendment of certain inter-affiliate agreements. Applicants and their subsidiaries intend to file such agreements with the appropriate state regulatory commissions within the next few months.

ITEM 5.       PROCEDURE

   The Commission is respectfully requested to issue and publish not later than November 20, 1998, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than December 15, 1998, by which comments may be entered and a date not later than December 16, 1998, as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

   It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.       EXHIBITS AND FINANCIAL STATEMENTS

Exhibit
Number                                 Description

*A-1 Copy of Restated Certificate of Incorporation of AEP, dated October 29, 1997 (filed as Exhibit 3(a) to the Quarterly Report on Form 10-Q for the period ended September 30, 1997 (File No. 1-3525) and incorporated herein by reference)

*A-2      Second Restated Certificate of Incorporation of CSW (filed as
          Exhibit 3(1) to the Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-1443) and incorporated herein by reference)

*A-3      Certificate of Incorporation of Merger Sub

*A-4      By-laws of Merger Sub

*B-1 Agreement and Plan of Merger among AEP, CSW and Merger Sub, dated at December 21, 1997 (filed as Annex A to the Registration Statement on Form S-4 on April 15, 1998 (Registration No. 333-50109) and incorporated herein by reference))

*B-2 Proposed Service Agreement between AEPSC and subsidiaries of the Combined Company

 B-3      Proposed Attribution basis List

 B-3.1    Update Frequencies Applicable to the Proposed AEPSC Attribution Bases

 B-3.2 Comparison of AEPSC and CSWS Current Attribution Bases to Proposed Post-Merger AEPSC Attribution Basis

 B-3.3 Scope of the Proposed Post-Merger AEPSC Attribution Bases by Class of Companies

 B-3.4 Description of Services to be Provided by AEPSC Post-Merger and Associated Attribution bases by Category of Services

*C-1 Registration Statement of AEP on Form S-4 (as amended) (filed as Registration Statement No. 333-50109 and incorporated herein by reference)

*C-2      Joint Proxy Statement and Prospectus (included in Exhibit C-1)

*D-1.1 Joint Application of jurisdictional subsidiaries of AEP and CSW before the FERC, together with exhibits, appendices and workpapers, dated April 30, 1998 (filed on Form SE) and consisting of:
VOLUME 1 - Exhibit D-1.1
 Transmittal  Letter dated April 30, 1998 for Section 203 of the FPA and part 33 of the FERC's Regulations
 Joint Application of AEP and CSW for Authorization and Approval of Merger for
  Section 203 Filing
 Appendix 1 -Designation of the Territories Served, by States and Counties Appendix 2 -Morgan Stanley Letter to the Board of Directors concerning Merger;
  Opinion Letter from Salomon Smith Barney to Board of Directors dated
  December 21, 1997
 Appendix 3 -AEP and CSW Companies Community and Franchise Expiration Date Exhibit A - Certified Copy of a Resolution of the Board of Directors of Central
  and South West Corporation Adopted on December 21, 1997 Exhibit B - Statement of Measures of Control of Ownership over AEP and CSW Exhibit C - Balance Sheets
 and  Supporting  Plant  Schedules   Exhibit  D  -  Consolidated   Statement  of
 Contingencies and Commitments as of
  December 31, 1997
 Exhibit E - Income Statements
 Exhibit F - Analysis of Retained Earnings
 Exhibit G - Copies of State and Federal Applications and Exhibits Exhibit H - Agreement and Plan of Merger among AEP and CSW Exhibit I - Territory Service Maps of AEP, CSW and the Ameren Interconnection
VOLUME 2 - Exhibit D-1.1
 Testimonies and Exhibits for Section 203 Filing of the Following Witnesses:
  Draper, Shockley, Munczinski, Baker, Hieronymus, Jones, Bethel and Maliszewski VOLUME 3 - Exhibit D-1.1
 Workpapers of Witnesses Munczinski and Hieronymus for Section 203 Filing VOLUME 4 - Exhibit D-1.1
 Transmittal  Letter dated April 30, 1998 for Section 205 of the FPA and part 35 of the FERC's Regulations
 System Integration Agreement among AEP companies and CSW companies
 AEPSC Transmission Reassignment Tariff
 Testimony and Exhibits of J. Craig Baker in Support of the System Integration
  Tariff
 System Transmission Integration Agreement among AEP companies and CSW companies Testimony and Exhibits of Dennis W. Bethel in Support of the System
  Transmission Integration Agreement
VOLUME 5 - Exhibit D-1.1
 Transmittal Letter dated April 30, 1998 for Section 205 of the FPA Open Access Transmission Service Tariff of the AEP System
VOLUME 6 - Exhibit D-1.1
 AEP System Procedures for Implementation of the FERC Standards of Conduct Testimony and Exhibits of Dennis W. Bethel
 Testimony and Exhibits of Bruce M. Barber
VOLUME 7 - Exhibit D-1.1
 Workpapers of Dennis W. Bethel

 D-1.2 Supplemental and Direct Testimony before the FERC, January 13, 1999 filed herewith on Form SE) and consisting of:
VOLUME 1 - Exhibit D-1.2
 Transmittal Letter dated January 13, 1999
 Supplemental and Direct Testimonies and Exhibits for the Following Witnesses:
  Baker, Jones, Smith, Maliszewski, Henderson
VOLUME 2 - Exhibit D-1.2
 Supplemental and Direct Testimonies and Exhibits for the Following Witnesses:
  Hieronymus, Zausner
VOLUMES 3-6 - Exhibit D-1.2
 Workpapers of Witness Henderson
VOLUMES 7-71 - Exhibit D-1.2
 Workpapers of Witness Hieronymus

*D-2.1   Joint   Application   of  AEP,  CSW  and  SWEPCO  before  the  Arkansas
         Commission, together with exhibits, appendices, and workpapers, dated June 12, 1998 (filed on Form SE) and consisting of:
VOLUME 1 - Exhibit D-2.1
 Joint Application with Exhibits of AEP, SWEPCO, and CSW regarding Merger Exhibit A - AEP's Corporate Structure and Listing of Affiliate Companies and
  Business Engaged
 Exhibit B - Restated Certificate of Incorporation of AEP Exhibit C - Statement of Directors' and Officers' Qualifications Exhibit D - AEP's 1997 Summary Report to Shareholders Exhibit E - Annual Report of AEP on Form 10-K for the Year Ended
  December 31, 1997 (File No. 1-3525)
 Exhibit F - Quarterly Report of AEP on Form 10-Q for the Quarter Ended
  March 31, 1998 (File No. 1-3525)
 Exhibit G - Registration Statement of AEP on Form S-4, Amendment No. 1
  (Registration No. 333-50109)
 Exhibit H - Notice to Customers of SWEPCO
VOLUME 2 - Exhibit D-2.1
 Direct Testimony and Exhibits of the Following Witnesses:  Draper, Shockley,
  Flaherty, Baker, Munczinski, Roberson, Davis, Hieronymus, Mitchell, Pena, Martin and Bailey
VOLUME 3 - Exhibit D-2.1
 Workpapers of Witness Roberson
 Workpapers of Witness Davis
VOLUME 4 - Exhibit D-2.1
 Continued Workpapers of Witness Davis
 Workpapers of Witness Pena
 Workpapers of Witness Martin
 Workpapers of Witness Munczinski
VOLUME 5 - Exhibit D-2.1
 Workpapers of Witness Flaherty
VOLUME 6 - Exhibit D-2.1
 Continued Workpapers of Witness Flaherty

*D-2.2 Order of Arkansas Commission conditionally approving the Merger, dated August 13, 1998

*D-3.1 Joint Application of AEP, CSW and SWEPCO before the Louisiana Commission, together with exhibits, appendices and workpapers, dated May 15, 1998 (filed on Form SE) and consisting of:
VOLUME 1 - Exhibit D-3.1
 Joint Application of SWEPCO, CSW, and AEP for Approval of Proposed Business
  Combination
 Testimony and Exhibits of the Following Witnesses:  Draper, Shockley, Flaherty,
  Baker, Munczinski, Roberson, Davis, Hieronymus, Mitchell, Pena, Martin and Bailey
VOLUME 2 - Exhibit D-3.1
 Workpapers of Witness Roberson
 Workpapers of Witness Davis
VOLUME 3 - Exhibit D-3.1
 Continued Workpapers of Witness Davis
 Workpapers of Witness Pena
 Workpapers of Witness Martin
 Workpapers of Witness Munczinski
VOLUME 4 - Exhibit D-3.1
 Workpapers of Witness Flaherty
VOLUME 5 - Exhibit D-3.1
 Continued Workpapers of Witness Flaherty

*D-4.1 Joint Application of AEP, CSW and PSO before the Oklahoma Commission, together with exhibits, appendices and workpapers, dated August 14, 1998 (filed on Form SE) and consisting of:
VOLUME 1 - Exhibit D-4.1
 Joint Application of AEP, PSO and CSW regarding Proposed Merger Appendix 1 -Statement Required by 17 O.S. sec. 191.3 Appendix 2 -Notice of Hearing Exhibit A - AEP's Corporate Structure and Listing of Affiliate Companies and
  Business Engaged
 Exhibit B - Restated Certificate of Incorporation of AEP Exhibit C - Statement of Directors' and Officers' Qualifications Exhibit D - 1997 Summary Report to Shareholders of AEP Exhibit E - Annual Report of AEP on Form 10-K for the Year Ended
  December 31, 1997 (File No. 1-3525)
 Exhibit F - Quarterly Report of AEP on Form 10-Q for the Quarter Ended
  March 31, 1998 (File No. 1-3525)
 Exhibit G - Registration Statement of AEP on Form S-4, Amendment No. 1
  (Registration No. 333-50109)
VOLUME 2 - Exhibit D-4.1
 Direct Testimony and Exhibits of the Following Witnesses:  Draper, Shockley,
  Flaherty, Baker, Munczinski, Roberson, Davis, Hieronymus, Mitchell, Pena, Evans and Bailey
VOLUME 3 - Exhibit D-4.1
 Workpapers of Witness Flaherty
VOLUME 4 - Exhibit D-4.1
 Continued Workpapers of Witness Flaherty
 Workpapers of Witness Munczinski
 Workpapers of Witness Roberson
VOLUME 5 - Exhibit D-4.1
 Workpapers of Witness Davis
VOLUME 6 - Exhibit D-4.1
 Continued Workpapers of Witness Davis
 Workpapers of Witness Pena
 Workpapers of Witness Evans

*D-5.1 Joint Application of AEP, CSW and PSO before the Texas Commission, together with exhibits, appendices and workpapers, dated April 30, 1998 (filed on Form SE) and consisting of:
VOLUME 1 - Exhibit D-5.1
 Petition of CSW and AEP
 Direct Testimony and Exhibits of the Following Witnesses:  Draper, Shockley,
  Flaherty, Baker, Munczinski, Roberson, Davis, Hieronymus, Mitchell, Pena, Evans and Bailey
VOLUME 2 - Exhibit D-5.1
 Workpapers of Witness Flaherty
VOLUME 3 - Exhibit D-5.1
 Workpapers of Witness Roberson
 Workpapers of Witness Davis
 Workpapers of Witness Pena
 Workpapers of Witness Evans

 D-5.2    Direct   Testimony,   Supplemental   Direct   Testimony   and   Second
          Supplemental Direct Testimony before the Texas Commission, January 15, 1999 (filed herewith on Form SE) and consisting of:
 Transmittal Letter dated January 15, 1999
 Supplemental and Direct Testimonies and Exhibits of the Following Witnesses:
  Hieronymus, Jones, Mitchell, Roberson

*D-6.1    Application for Transfers of Control Regarding Operating License
          No. NPF-76 and NPF-80 for the South Texas Project, dated June 19, 1998

*E-1 Map of AEP service area, major transmission lines and interconnection points (filed on Form SE)

*E-2 Map of CSW service area, major transmission lines and interconnection points (filed on Form SE)

*E-3 Map of transmission lines showing the 250 MW Contract Path linking the Combined System (filed on Form SE)

*E-4      AEP corporate chart (filed on Form SE)

*E-5      CSW corporate chart (filed on Form SE)

*E-6      Combined Company corporate chart after the Merger (filed on Form SE)

 F-1      Opinion of Counsel (to be filed by amendment)

 F-2      Opinion of Counsel (to be filed by amendment)

 F-1-1    Past-tense Opinion of Counsel (to be filed by amendment)

 F-2-1    Past-tense Opinion of Counsel (to be filed by amendment)

*G-1      Annual Report of AEP on Form 10-K for the year ended
          December 31, 1997, as amended, (File No. 1-3525) and incorporated herein by reference

*G-2 Quarterly Report of AEP on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-3525) and incorporated herein by reference

*G-3 Quarterly Report of AEP on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-3525) and incorporated herein by reference

*G-4 Annual Report of CSW on Form 10-K for the year ended December 31, 1997 (File No. 1-1443) and incorporated herein by reference

*G-5 Quarterly Report of CSW on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-1443) and incorporated herein by reference

*G-6 Quarterly Report of CSW on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-1443) and incorporated herein by reference

*G-7 AEP Consolidated Balance Sheet as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of AEP for the quarterly period ended June 30, 1998 (File No. 1-3525)

*G-8      Combined Company Unaudited Pro Forma Combined Balance Sheet at
          June 30, 1998

*G-9 AEP Statement of Income for the period ended June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of AEP for the quarterly period ended June 30, 1998 (File No. 1-3525)

*G-10 Combined Company Unaudited Pro Forma Combined Statement of Income for the twelve-month period ended June 30, 1998

*G-11 Combined Company Unaudited Pro Forma Combined Statement of Retained Earnings for the twelve-month period ended June 30, 1998

*G-12 CSW Consolidated Balance Sheet as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of CSW for the quarterly period ended June 30, 1998 (File No. 1-1443)

*G-13 CSW Consolidated Statement of Income as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of CSW for the quarterly period ended June 30, 1998) (File No. 1-1443)

*G-14 CSW Consolidated Statement of Income for the fiscal years ended December 31, 1997, 1996 and 1995 (incorporated herein by reference to the Annual Report of CSW on Form 10-K for the year ended December 31, 1997 (File No. 1-1443)

*H        Proposed Form of Notice

*I-1      CSWS Authorizations

*I-2      Short-Term Borrowing Program

*I-3      CSW Credit Authorizations

*I-4      CSW Guarantee Authorizations

 J        Tax Basis Discussion

*  Previously filed.


ITEM 7.       INFORMATION AS TO ENVIRONMENTAL EFFECTS

   The Merger neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Merger will not result in significant changes in the operations of public utilities of the AEP or CSW Systems or have any significant impact on the environment. Apart from the Application for Transfers of Control Regarding Operating License No. NPF-76 and NPF-80 in connection with the STP, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                               AMERICAN ELECTRIC POWER COMPANY, INC.


                               By ___/s/ A. A. Pena_____________
                                            Treasurer

                               CENTRAL AND SOUTH WEST CORPORATION


                               By __/s/ Wendy G. Hargus_________
                                            Treasurer

Dated: March 8, 1999



                                                        Exhibit B-3


                 PROPOSED AEPSC ATTRIBUTION BASES


 1. Number of Bank Accounts       Number of Bank Accounts
                                   Per Company
                                  Total Number of Bank Accounts

 2. Number of Call Center         Number of Call Center Telephones
    Telephones                    Per Company
                                  Total Number of Call Center Telephones

 3. Number of Cell                Number of Cell Phones/Pagers Per Company
    Phones/Pagers                 Total Number of Cell Phones/Pagers

 4. Number of Checks Printed      Number of Checks Printed Per Company Per Month
                                  Total Number of Checks Printed Per Month

 5. Number of CIS Customer        Number of Customer Information System (CIS)
    Mailings                      Customer Mailings Per Company
                                  Total Number of CIS Customer Mailings

 6. Number of Commercial          Number of Commercial Customers Per Company
    Customers                     Total Number of Commercial Customers

 7. Number of Credit Cards        Number of Credit Cards Per Company
                                  Total Number of Credit Cards

 8. Number of Electric Retail     Number of Electric Retail Customers
    Customers                     Per Company
                                  Total Number of Electric Retail Customers

 9. Number of Employees           Number of Full-Time and Part-Time Employees
                                   Per Company
                                  Total Number of Full-Time and Part-Time
                                    Employees

10. Number of Generating          Number of Generating Plant Employees
    Plant Employees               Per Company
                                  Total Number of Generating Plant Employees

11. Number of GL Transactions     Number of General Ledger (GL) Transactions
                                   Per Company
                                  Total Number of GL Transactions

12. Number of Help Desk Calls     Number of Help Desk Calls Per Company
                                  Total Number of Help Desk Calls

13. Number of Industrial          Number of Industrial Customers Per Company
    Customers                     Total Number of Industrial Customers

14. Number of JCA                 Number of Lines of Accounting Distribution
    Transactions                  on Job Cost Accounting (JCA) Sub-System
                                  Per Company
                                  Total Number of Lines of Accounting
                                  Distribution on JCA Sub-System

15. Number of Non-UMWA            Number of Non-UMWA or All Non-Union Employees
    Employees                     Per Company
                                  Total Number of Non-UMWA or All Non-Union
                                  Employees

16. Number of Phone Center        Number of Phone Calls Per Phone Center
    Calls                         Per Company
                                  Total Number of Phone Center Phone Calls

17. Number of Purchase Orders     Number of Purchase Orders Written Per Company
    Written                       Total Number of Purchase Orders Written

18. Number of Radios              Number of Radios (Base/Mobile/Handheld)
    (Base/Mobile/Handheld)        Per Company
                                  Total Number of Radios (Base/Mobile/Handheld)

19. Number of Railcars            Number of Railcars Per Company
                                  Total Number of Railcars

20. Number of Remittance          Number of Electric Bill Payments Processed
    Items                         Per Company Per Month (non-lockbox)
                                  Total Number of Electric Bill Payments
                                  Processed Per Month (non-lock)

21. Number of Remote Terminal     Number of Remote Terminal Units Per Company
    Units                         Total Number of Remote Terminal Units

22. Number of Rented Water        Number of Rented Water Heaters Per Company
    Heaters                       Total Number of Rented Water Heaters

23. Number of Residential         Number of Residential Customers Per Company
    Customers                     Total Number of Residential Customers

24. Number of Routers             Number of Routers Per Company
                                  Total Number of Routers

25. Number of Servers             Number of Servers Per Company
                                  Total Number of Servers

26. Number of Stores              Number of Stores Transactions Per Company
    Transactions                  Total Number of Stores Transactions

27. Number of Telephones          Number of Telephones Per
                                  Company   (includes  all  phone  lines)  Total
                                  Number  of  Telephones   (includes  all  phone
                                  lines)

28. Number of Transmission        Number of Transmission Pole Miles
    Pole Miles                    Per Company
                                  Total Number of Transmission Pole Miles

29. Number of Transtext           Number of Expected Transtext Customers
    Customers                     Per Company
                                  Total Number of Expected Transtext Customers

30. Number of Travel              Number of Travel Transactions Per Company Per
    Transactions                  Month
                                  Total Number of Travel Transactions Per Month

31. Number  of  Vehicles          Number of  Vehicles  Per
                                  Company  (includes  fleet and pool cars) Total
                                  Number of Vehicles Per Company (includes fleet and pool cars)

32. Number of Vendor Invoice      Number of Vendor Invoice Payments
    Payments                      Per Company Per Month
                                  Total Number of Vendor Invoice Payments Per
                                  Month

33. Number of Workstations        Number of Workstations (PCs) Per Company
                                  Total Number of Workstations (PCs)

34. Active Owned or Leased        Number of Active Owned/
    Communication Channels        Leased Communication Channels Per Company
                                  Total Number of Active Owned/
                                  Leased Communication Channels

35. Avg Peak Load for Past 3      Average Peak Load for Past 3 Years
    Years                         Per Company
                                  Total of Average Peak Load for Past 3 Years

36. Coal Company Combination      The Sum of Each Coal
                                  Company's  Gross  Payroll,  Original  Cost  of
                                  Fixed Assets, Original Cost of Leased Assets and Gross Revenues for Last 12 Months The Sum of the Same Factors for All Coal Companies

37. AEPSC Past 3 Months Total     AEPSC Past 3 Months Total Bill Dollars
    Bill Dollars                  Per Company
                                  Total AEPSC Past 3 Months Bill Dollars

38. AEPSC Prior Month Total       AEPSC Prior Month Total Bill Dollars
    Bill Dollars                  Per Company
                                  AEPSC Total Prior Month Bill Dollars

39. Direct                        100% to One Company

40. Equal Share Ratio             One (1)
                                  Total Number of Companies

41. Fossil Plant Combination      The Sum of (a) the Percentage Derived by
                                  Dividing the Total Megawatt Capability of
                                  All Fossil Generating Plants Per Company by the Total Megawatt Capability of All Fossil Generating Plants and (b) the Percentage Derived by Dividing the Total Scheduled Maintenance Outages of
                                  All Fossil Generating Plants Per Company for the Last 3 Years by the Total Scheduled
                                  Maintenance of All Fossil Generating Plants
                                  During the Same 3 Years
                                  Two (2)

42. Functional Department's       Functional Department's Past 3 Months
    Past 3 Months                 Total Bill Dollars Per Company
    Total Bill Dollars            Total Functional Department's Past 3 Months
                                  Total Bill Dollars

43. KWH Sales                     KWH Sales Per Company
                                  Total KWH Sales

44. Level of Construction -       Construction Expenditures for All
    Distribution                  Distribution Plant Accounts Except Land
                                  and Land Rights,  Services,  Meters and Leased
                                  Property on Customers Premises and Exclusive of Construction Expenditures Accumulated on
                                  Direct Work Orders for Which  Charges by AEPSC
                                  Are Being Made Separately, Per Company During the Last 12 Months Total of the Same for All
                                  Companies

45. Level of Construction -       Construction Expenditures for All
    Production                    Production Plant Accounts Except Land
                                  and  Land   Rights,   Nuclear   Accounts   and
                                  Exclusive   of    Construction    Expenditures
                                  Accumulated  on Direct  Work  Orders for Which
                                  Charges  by AEPSC are Being  Made  Separately,
                                  Per Company During the Last 12 Months Total of the Same for All Companies

46. Level of Construction -       Construction Expenditures for All
    Transmission                  Transmission Plant Accounts Except Land
                                  and Land Rights and Exclusive of
                                  Construction Expenditures Accumulated on
                                  Direct Work Orders for Which Charges
                                  by AEPSC are Being Made Separately,
                                  Per Company During the Last 12 Months
                                  Total of the Same for All Companies

47. Level of Construction -       Construction Expenditures for Plant Accounts
    Total                         Except Land and Land Rights, Line Transformers
                                  Services,   Meters  and  Leased   Property  on
                                  Customers' Premises; and the Following General
                                  Plant Accounts:  Structures and  Improvements,
                                  Shop  Equipment,   Laboratory   Equipment  and
                                  Communication   Equipment;  and  Exclusive  of
                                  Construction   Expenditures   Accumulated   on
                                  Direct Work Orders for Which Charges by AEPSC are Being Made Separately, Per Company During the Last 12 Months Total of the Same for All
                                  Companies

48. MW Generating Capability      MW Generating Capability Per Company
                                  Total MW Generating Capability

49. MWH's Generated               Number of MWH's Generated Per Company
                                  Total Number of MWH's Generated

50. Current Year Budgeted         Current Year Budgeted AEPSC Payroll Dollars
    Salary Dollars                Billed Per Company
                                  Total Current Year Budgeted AEPSC Payroll
                                  Dollars Billed

51. Past 3 Mo. MMBTU's Burned     Past 3 Months MMBTU's Burned
    (All Fuel Types)              Per Company (All Fuel Types)
                                  Total Past 3 Months MMBTU's Burned
                                  (All Fuel Types)

52. Past 3 Mo. MMBTU's Burned     Past 3 Months MMBTU's Burned
    (Coal Only)                   Per Company (Coal Only)
                                  Total Past 3 Months MMBTU's Burned
                                  (Coal Only)

53. Past 3 Mo. MMBTU's Burned     Past 3 Months MMBTU's Burned
    (Gas Type Only)               Per Company (Gas Type Only)
                                  Total Past 3 Months MMBTU's Burned
                                  (Gas Type Only)

54. Past 3 Mo. MMBTU's Burned     Past 3 Months MMBTU's Burned
    (Oil Type (Only)              Per Company (Oil Type Only)
                                  Total Past 3 Months MMBTU's Burned
                                  (Oil Type Only)

55. Past 3 Mo. MMBTU's Burned     Past 3 Months MMBTU's Burned
    (Solid Fuels Only)            Per Company (Solid Fuels Only)
                                  Total Past 3 Months MMBTU's Burned
                                  (Solid Fuels Only)

56. Peak Load/Avg # Cust/         Average of Peak Load, # of Retail Customers
    KWH Sales Combination         and KWH Sales to Retail Customers
                                  Per Company
                                  Total of Average of Peak Load,
                                  # of Retail Customers and KWH Sales
                                  to Retail Customers

57. Tons of Fuel Acquired         Number of Tons of Fuel Acquired
                                  Per Company
                                  Total Number of Tons of Fuel Acquired

58. Total Assets                  Total Assets Amount Per Company
                                  Total Assets Amount

59. Total Assets                  Total Assets Amount Less Nuclear Assets
    Less Nuclear Plant            Per Company
                                  Total Assets Amount Less Nuclear Assets

60. Total AEPSC Bill Dollars      Total AEPSC Bill Dollars Less Interest and/or
    Less Interest and/or          Income Taxes and/or Other Indirect Costs
    Income Taxes and/or Other     Per Company
    Indirect Costs                Total AEPSC Bill Dollars Less Interest and/or
                                  Income Taxes and/or Other Indirect Costs

61. Total Fixed Assets            Total Fixed Assets Amount
                                  Per Company
                                  Total Fixed Assets Amount

62. Total Gross Revenue           Total Gross Revenue Last 12 Months
                                  Per Company
                                  Total Gross Revenue Last 12 Months

63. Total Gross Utility Plant     Total Gross Utility Plant Amount
    (including CWIP)              Per Company (including CWIP)
                                  Total Gross Utility Plant Amount
                                  (including CWIP)

64. Total Peak Load (Prior        Total Peak Load for Prior Year
    Year)                         Per Company
                                  Total Peak Load for Prior Year

NOTE: See Exhibit B-3.1 for the update frequency applicable to each attribution basis and related notes.




                                                                   Exhibit B-3.1


     Update Frequencies Applicable to the Proposed AEPSC Attribution Bases

Each service provided by AEPSC will be represented by a work order. Every work order, in turn, will have an attribution basis assigned to it based on the nature and scope of the service. The attribution basis identifies the allocation factor or combination of allocation factors that are used to bill the costs associated with each work order. Only companies benefiting from a particular service or transaction will be billed. The volume of each benefiting company relative to the total volume of all benefiting companies will be used to determine the billing allocation percentages as applicable to each attribution basis. The billing percentages are recalculated either monthly, quarterly, semi-annually, or annually as designated herein:

                        Attribution Basis                     Update Frequency

 1  NUMBER OF BANK ACCOUNTS                                   Semi-Annually
 2  NUMBER OF CALL CENTER TELEPHONES                          Semi-Annually
 3  NUMBER OF CELL PHONES / PAGERS                            Quarterly
 4  NUMBER OF CHECKS PRINTED                                  Monthly
 5  NUMBER OF CIS CUSTOMER MAILINGS                           Monthly
 6  NUMBER OF COMMERCIAL CUSTOMERS                            Annually
 7  NUMBER OF CREDIT CARDS                                    Semi-Annually
 8  NUMBER OF ELECTRIC RETAIL CUSTOMERS                       Annually
 9  NUMBER OF EMPLOYEES                                       Quarterly
10  NUMBER OF GENERATING PLANT EMPLOYEES                      Quarterly
11  NUMBER OF GL TRANSACTIONS                                 Monthly
12  NUMBER OF HELP DESK CALLS                                 Monthly
13  NUMBER OF INDUSTRIAL CUSTOMERS                            Annually
14  NUMBER OF JCA TRANSACTIONS                                Monthly
15  NUMBER OF NON-UMWA EMPLOYEES                              Quarterly
16  NUMBER OF PHONE CENTER CALLS                              Monthly
17  NUMBER OF PURCHASE ORDERS WRITTEN                         Monthly
18  NUMBER OF RADIOS (BASE/MOBILE/HANDHELD)                   Semi-Annually
19  NUMBER OF RAILCARS                                        Annually
20  NUMBER OF REMITTANCE ITEMS                                Monthly
21  NUMBER OF REMOTE TERMINAL UNITS                           Annually
22  NUMBER OF RENTED WATER HEATERS                            Annually
23  NUMBER OF RESIDENTIAL CUSTOMERS                           Annually
24  NUMBER OF ROUTERS                                         Semi-Annually
25  NUMBER OF SERVERS                                         Semi-Annually
26  NUMBER OF STORES TRANSACTIONS                             Monthly
27  NUMBER OF TELEPHONES                                      Semi-Annually
28  NUMBER OF TRANSMISSION POLE MILES                         Annually
29  NUMBER OF TRANSTEXT CUSTOMERS                             Annually
30  NUMBER OF TRAVEL TRANSACTIONS                             Monthly
31  NUMBER OF VEHICLES                                        Annually
32  NUMBER OF VENDOR INVOICE PAYMENTS                         Monthly
33  NUMBER OF WORKSTATIONS                                    Quarterly
34  ACTIVE OWNED OR LEASED COMMUNICATION CHANNELS             Annually
35  AVG PEAK LOAD FOR PAST THREE YEARS                        Annually
36  COAL COMPANY COMBINATION                                  Semi-Annually
37  AEPSC PAST 3 MONTHS TOTAL BILL DOLLARS                    Monthly
38  AEPSC PRIOR MONTH TOTAL BILL DOLLARS                      Monthly
39  DIRECT                                                    Not Required
40  EQUAL SHARE RATIO                                         Not Applicable
41  FOSSIL PLANT COMBINATION                                  Annually
42  FUNCTIONAL DEPARTMENT'S PAST 3 MONTHS TOTAL BILL DOLLARS  Monthly
43  KWH SALES                                                 Annually
44  LEVEL OF CONSTRUCTION - DISTRIBUTION                      Semi-Annually
45  LEVEL OF CONSTRUCTION - PRODUCTION                        Semi-Annually
46  LEVEL OF CONSTRUCTION - TRANSMISSION                      Semi-Annually
47  LEVEL OF CONSTRUCTION - TOTAL                             Semi-Annually
48  MW GENERATING CAPABILITY                                  Annually
49  MWH 'S GENERATED                                          Semi-Annually
50  CURRENT YEAR BUDGETED SALARY DOLLARS                      Annually
51  PAST 3 MO. MMBTU'S BURNED (ALL FUEL TYPES)                Quarterly
52  PAST 3 MO. MMBTU'S BURNED (COAL ONLY)                     Quarterly
53  PAST 3 MO. MMBTU'S BURNED (GAS TYPE ONLY)                 Quarterly
54  PAST 3 MO. MMBTU'S BURNED (OIL TYPE ONLY)                 Quarterly
55  PAST 3 MO. MMBTU'S BURNED (SOLID FUELS ONLY)              Quarterly
56  PEAK LOAD/AVG # CUST/KWH SALES                            Annually
    COMBINATION
57  TONS OF FUEL ACQUIRED                                     Semi-Annually
58  TOTAL ASSETS                                              Quarterly
59  TOTAL ASSETS LESS NUCLEAR PLANT                           Quarterly
60  TOTAL AEPSC BILL DOLLARS LESS INTEREST AND/OR INCOME      Annually
    TAXES AND/OR OTHER INDIRECT EXPENSES
61  TOTAL FIXED ASSETS                                        Quarterly
62  TOTAL GROSS REVENUE                                       Quarterly
63  TOTAL GROSS UTILITY PLANT (INCLUDING CWIP)                Quarterly
64  TOTAL PEAK LOAD (PRIOR YEAR)                              Annually


 NOTE: (1) The measurement date for an attribution basis with an update frequency of monthly is the last day of the month. The period covered, if applicable, is one month unless otherwise stated in the calculation description which appears in Exhibit B-3.
       (2) The measurement dates for an attribution basis with an update frequency of quarterly are March 31, June 30, September 30 and December 31. The period covered, if applicable, is three months unless otherwise stated in the calculation description which appears in Exhibit B-3.
       (3) The measurement dates for an attribution basis with an update frequency of semi-anually are June 30 and December 31. The period covered, if applicable, is three months unless otherwise stated in the calculation description which appears in Exhibit B-3.
       (4) The measurement date for an attribution basis with an update frequency of annually is December 31. The period covered, if applicable, is twelve months unless otherwise stated in the calculation description which appears in Exhibit B-3.
       (5) Nothing shall preclude calculation of the attribution bases more frequently than stated herein as circumstances may warrant.





                                                                   Exhibit B-3.2

            COMPARISON OF AEPSC AND CSWS CURRENT ATTRIBUTION BASES
                                       TO
                 PROPOSED POST-MERGER AEPSC ATTRIBUTION BASES (See notes on last page regarding current attribution bases.)

                AEPSC
AEPSC    CSWS   Post
Current Current Merger        Description            Explanation of Differences

          X      X    1.  Number of Bank Accounts      To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    2.  Number of Call Center        To collect, track and
                          Telephones                   allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    3.  Number of Cell Phones/Pagers To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    4.  Number of Checks Printed     To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    5.  Number of CIS Customer       To collect, track and
                          Mailings                     allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    6.  Number of Commercial         To collect, track and
                          Customers                    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Number    of     Electric
                                                       Customers.

          X      X    7.  Number of Credit Cards       To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    8.  Number of Electric Retail    To collect, track and
                          Customers                    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Number    of     Electric
                                                       Customers.

  X       X      X    9.  Number of Employees

          X      X    10. Number of Generating         To collect, track and
                          Plant Employees              allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Total      Number      of
                                                       Employees.

          X      X    11. Number of GL Transactions    To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    12. Number of Help Desk Calls    To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    13. Number of Industrial         To collect, track and
                          Customers                    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Number    of     Electric
                                                       Customers.

          X      X    14. Number of JCA                To collect, track and
                          Transactions                 allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X              X    15. Number of Non-UMWA           To collect, track and
                          Employees                    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Total      Number      of
                                                       Employees.

                                                       AEP  employs  union  mine
                                                       workers  and other  union
                                                       workers   who   may   not
                                                       participate   in  certain
                                                       AEP    system     benefit
                                                       programs.
  X       X      X    16. Number of Phone Center
                          Calls (Note 2)

  X              X    17. Number of Purchase           This is a cost causative
                          Orders                       Written     driver     of
                                                       providing     procurement
                                                       services.     This     is
                                                       equivalent  to CSWS'  JCA
                                                       transactions.

          X      X    18. Number of Radios             To collect, track and
                         (Base/Mobile/Handheld)        allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X              X    19. Number of Railcars           CSW's railcar costs are
                                                       billed direct.  AEPSC
                                                       manages a large fleet of
                                                       railcars.

          X      X    20. Number of Remittance         To collect, track and
                          Items                        allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    21. Number of Remote             To collect, track and
                          Terminal Units               allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X              X    22. Number of Rented Water       CSW companies do not
                          Heaters                      currently rent water
                                                       heaters      to     their
                                                       customers. Only companies
                                                       with water heater  rental
                                                       programs  would be billed
                                                       using  this   attribution
                                                       basis.

          X      X    23. Number of Residential        To collect, track and
                          Customers                    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Number    of     Electric
                                                       Customers.

          X      X    24. Number of Routers            To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    25. Number of Servers            To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X              X    26. Number of Stores             This is equivalent to
                          Transactions                 CSWS' JCA transactions.

          X      X    27. Number of Telephones         To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X       X      X    28. Number of Transmission
                          Pole Miles

  X              X    29. Number of Transtext          CSW companies do not have
                          Customers                    Transtext customers.
                                                       Only    companies    with
                                                       Transtext customers would
                                                       be  billed   using   this
                                                       attribution basis.

          X      X    30. Number of Travel             To collect, track and
                          Transactions                 allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    31. Number of Vehicles           To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X       X      X    32. Number of Vendor Invoice
                          Payments

          X      X    33. Number of Workstations       To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    34. Active Owned or Leased       To collect, track and
                          Communication Channels       allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    35. Average Peak Load for        To collect, track and
                          Past 3 Years                 allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       Total   Peak  Load  (also
                                                       known  as   Client   Load
                                                       Ratio).

  X              X    36. Coal Company Combination     AEPSC uses this factor
                                                       for allocating
                                                       supervisory and
                                                       administrative costs to
                                                       active coal mining
                                                       facilities.  CSWS
                                                       currently does not
                                                       provide this service.

          X      X    37. AEPSC Past 3 Months          To collect, track and
                          Total Bill Dollars           allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       AEPSC     Annual    Costs
                                                       Billed.

          X      X    38. AEPSC Prior Month Total      To collect, track and
                          Bill Dollars                 allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       AEPSC     Annual    Costs
                                                       Billed.

  X       X      X    39. Direct

  X       X      X    40. Equal Share Ratio

  X              X    41. Fossil Plant Combination     AEPSC uses this factor
                                                       for allocating
                                                       supervisory and
                                                       administrative costs
                                                       applicable to its fossil
                                                       generating plants.

          X      X    42. Functional Department's      To collect, track and
                          Past 3 Months                allocate costs based on a
                          Total Bill Dollars           cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating    company.
                                                       This  factor  is a subset
                                                       of  an   existing   AEPSC
                                                       allocation factor, namely
                                                       AEPSC     Annual    Costs
                                                       Billed.

  X       X      X    43. KWH Sales

  X              X    44. Level of Construction -      Level of Construction is
                          Distribution                 an allocation factor
                                                       AEPSC uses for allocating
                                                       supervisory,
                                                       administrative, technical
                                                       and   engineering   costs
                                                       related      to     minor
                                                       construction projects.

  X              X    45. Level of Construction -      Level of Construction is
                          Production                   an allocation factor
                                                       AEPSC uses for allocating
                                                       supervisory,
                                                       administrative, technical
                                                       and   engineering   costs
                                                       related      to     minor
                                                       construction projects.

  X              X    46. Level of Construction -      Level of Construction is
                          Transmission                 an allocation factor
                                                       AEPSC uses for allocating
                                                       supervisory,
                                                       administrative, technical
                                                       and   engineering   costs
                                                       related      to     minor
                                                       construction projects.

  X              X    47. Level of Construction -      Level of Construction is
                          Total                        an allocation factor
                                                       AEPSC uses for allocating
                                                       supervisory,
                                                       administrative, technical
                                                       and   engineering   costs
                                                       related      to     minor
                                                       construction projects.

  X       X      X    48. MW Generating Capability

  X       X      X    49. MWH's Generated

          X      X    50. Current Year Budgeted        To collect, track and
                          Salary Dollars               allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    51. Past 3 Months MMBTU's        To collect, track and
                          Burned (All Fuel Types)      allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    52. Past 3 Months MMBTU's        To collect, track and
                          Burned (Coal Only)           allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    53. Past 3 Months MMBTU's        To collect, track and
                          Burned (Gas Type Only)       allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    54. Past 3 Months MMBTU's        To collect, track and
                          Burned (Oil Type Only)       allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    55. Past 3 Months MMBTU's        To collect, track and
                          Burned (Solid Fuels Only)    allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    56. Peak Load/Avg # Cust/KWH     To collect, track and
                          Sales Combination            allocate costs based on
                                                       cost-causative    factors
                                                       which,   in   combination
                                                       with  each   other,   are
                                                       highly  likely to vary in
                                                       proportion     to     the
                                                       benefits received by each
                                                       participating company.

  X              X    57. Tons of Fuel Acquired        This is a cost-causative
                                                       driver of fuel purchased
                                                       by the ton.

          X      X    58. Total Assets                 To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

          X      X    59. Total Assets Less            To collect, track and
                          Nuclear Plant                allocate costs based on a
                                                       cost-causative     factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X       X      X    60. Total AEPSC Bill Dollars
                          Less Interest and/or
                          Income Taxes and/or
                          Other Indirect Costs

          X      X    61. Total Fixed Assets           To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating  company.

          X      X    62. Total Gross Revenue          To collect, track and
                                                       allocate costs based on a
                                                       cost-causative factor
                                                       which is highly likely to
                                                       vary in proportion to the
                                                       benefits received by each
                                                       participating company.

  X       X      X    63. Total Gross Utility
                          Plant (Including CWIP)

          X      X    64. Total Peak Load (Prior


    X                     Computer Resource      Intermediate cost
                          Unit                   allocation; not used for
                                                 billing purposes.

    X                     Data Processing        Not required; will use
                          Staff Job Hours        Number of Electric
                                                 Customers.

    X                     Useable Square         Intermediate cost
                          Footage by Group       allocation; not used for
                                                 billing purposes.

    X Number of Energy Not currently used for Trading Transactions billing purposes.

    X                     Specific               Incorporated in the list of
                          Identification         proposed post-merger
                                                 allocations
                                                 (e.g., Number of Railcars).


NOTE: 1.    Per Schedule A of AEPSC's  Service  Agreement  (File No.  70-8777,
Amendment No. 4, Exhibit B-1).  Also, see Note 2.

      2. Number of Phone Center Calls: Per 60-Day Letter filed by AEPSC, dated 10/15/98 (effective 01/01/99).

      3. Per 60-Day Letters filed by CSWS,  dated 03/07/97,  07/11/97,  11/03/97 and 01/23/98.




                                                                   Exhibit B-3.3


          SCOPE OF THE PROPOSED POST-MERGER AEPSC ATTRIBUTION BASES
                              BY CLASS OF COMPANIES

The following list describes which class of companies applies to each attribution basis. The four classes of companies are:
      "Operating companies" - System electric utility companies; "Generating companies" - System companies which operate facilities for the production of electricity, other than exempt wholesale generators, foreign utility companies and qualifying facilities; "Coal companies" - System companies engaged in the mining, preparation and sale of coal to the System generating companies; and "All companies" - All System companies.

Only companies under a particular company class which have the factors on which the attribution basis is based will have costs allocated to them. In the event that a particular work order only benefits certain companies within a company class, only those companies which receive a benefit from the work order will have costs allocated to them by including only the benefiting companies or the applicable segments of those companies in the calculation of the attribution basis based on the scope of the work order. As a result, each of the listed attribution bases could have one or more permutations. Segments of a company may be applicable based on the scope of a work order in terms of regions, divisions or other organizational boundaries which involve two or more companies.


                   Description                       Company Class

1.     Number of Bank Accounts                    All Companies
2.     Number of Call Center Telephones           Operating Companies
3.     Number of Cell Phones/Pagers               All Companies
4.     Number of Checks Printed                   All Companies
5.     Number of CIS Customer Mailings            Operating Companies
6.     Number of Commercial Customers             Operating Companies
7.     Number of Credit Cards                     All Companies
8.     Number of Electric Retail Customers        Operating Companies
9.     Number of Employees                        All Companies
10.    Number of Generating Plant Employees       Generating Companies
11.    Number of GL Transactions                  All Companies
12.    Number of Help Desk Calls                  All Companies
13.    Number of Industrial Customers             Operating Companies
14.    Number of JCA Transactions                 Operating Companies
15.    Number of Non-UMWA Employees               All Companies
16.    Number of Phone Center Calls               Operating Companies
17.    Number of Purchase Orders Written          All Companies
18.    Number of Radios (Base/Mobile/Handheld)    All Companies
19.    Number of Railcars                         Operating Companies
20.    Number of Remittance Items                 All Companies
21.    Number of Remote Terminal Units            All Companies
22.    Number of Rented Water Heaters             Operating Companies
23.    Number of Residential Customers            Operating Companies
24.    Number of Routers                          All Companies
25.    Number of Servers                          All Companies
26.    Number of Stores Transactions              All Companies
27.    Number of Telephones                       All Companies
28.    Number of Transmission Pole Miles          Operating Companies
29.    Number of Transtext Customers              Operating Companies
30.    Number of Travel Transactions              All Companies
31.    Number of Vehicles                         All Companies
32.    Number of Vendor Invoice Payments          All Companies
33.    Number of Workstations                     All Companies
34.    Active Owned or Leased Communication       All Companies
       Channels
35.    Average Peak Load for Past 3 Years         Operating Companies
36.    Coal Company Combination                   Coal Companies
37.    AEPSC Past 3 Months Total Bill Dollars     All Companies
38.    AEPSC Prior Month Total Bill Dollars       All Companies
39.    Direct                                     All Companies
40.    Equal Share Ratio                          All Companies
41.    Fossil Plant Combination                   Generating Companies
42.    Functional Department's Past 3 Months      All Companies
       Total Bill Dollars
43.    KWH Sales                                  Operating Companies
44.    Level of Construction - Distribution       Operating Companies
45.    Level of Construction - Production         Operating Companies
46.    Level of Construction - Transmission       Operating Companies
47.    Level of Construction - Total              Operating Companies
48.    MW Generating Capability                   Generating Companies
49.    MWH's Generated                            Generating Companies
50.    Current Year Budgeted Salary Dollars       All Companies
51.    Past 3 Months MMBTU's Burned (All Fuel     Generating Companies
       Types)
52.    Past 3 Months MMBTU's Burned (Coal Only)   Generating Companies
53.    Past 3 Months MMBTU's Burned (Gas Type     Generating Companies
       Only)
54.    Past 3 Months MMBTU's Burned (Oil Type     Generating Companies
       Only)
55.    Past 3 Months MMBTU's Burned (Solid Fuels  Generating Companies
       Only)
56.    Peak Load/Avg # Cust/KWH Sales Combination Operating Companies
57.    Tons of Fuel Acquired                      Generating Companies
58.    Total Assets                               All Companies
59.    Total Assets Less Nuclear Plant            All Companies
60.    Total AEPSC Bill Dollars Less Interest     All Companies
       and/or Income Taxes and/or Other
       Indirect Costs
61.    Total Fixed Assets                         All Companies
62.    Total Gross Revenue                        All Companies
63.    Total Gross Utility Plant (Including CWIP) Operating Companies
64.    Total Peak Load (Prior Year)               Operating Companies




                                                                   Exhibit B-3.4


         Description of Services to Be Performed by AEPSC Post-Merger and Associated Attribution Bases by Category of Services

Production Services: Production services coordinates the planning and operation, including centralized dispatching, of the integrated bulk-power supply system. In addition, production services provides management, drafting and engineering services for all integrated system power plants, unit commitment and maintenance scheduling and centralized maintenance crews that serve regional power plants, as well as new technology evaluation. Fuel procurement and fuel supply administration, environmental services, production mining services, and regulatory compliance and reporting are also provided.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of generating plant employees, average peak load for the past three years, peak load/average number of customers/kwh sales combination, MW generating capability, past 3 months MMBTUs burned (all fuel types, coal only, gas type only, oil type only, or solid fuels only), coal company combination, fossil plant combination, number of railcars, level of construction - production, level of construction - total, total peak load (prior year), number of electric customers (retail, residential, commercial, or industrial), kwh sales, MWH's generated, tons of fuel acquired, and functional department's past three months total bill dollars.

Transmission Services: Transmission services provides project management, design and development of construction projects, drafting and engineering services, contract administration, development of standards associated with the evaluation of materials related to electric transmission systems, forestry services, and impact studies.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of transmission pole miles, level of construction - transmission, level of construction - total, total peak load (prior year), number of electric customers (retail, residential, commercial or industrial), average peak load for past three years, and functional department's past three months total bill dollars.

Distribution Services: Distribution services provides mapping services, project management, design and development of construction projects, drafting and engineering services, contract administration, forestry services and administrative and planning services.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of electric customers (retail, residential, commercial, or industrial), level of construction - distribution, level of construction total, kwh sales, number of transtext customers, and functional department's past three months total bill dollars.

Customer Services: Customer services prints, inserts and mails customer bills and other required mailings for electric service customers. Customer services also provides support services for the customer information system, remittance processing, power billing, credit and collections, customer accounting, and customer call centers.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of electric customers (retail, residential, commercial, or industrial), number of CIS customer mailings, number of phone center calls, number of call center telephones, number of remittance items, kwh sales, number of rented water heaters, and functional department's past three months total bill dollars.

Financial Services: Financial services includes coordination in the areas of accounting policy and research and in the development and maintenance of all financial information systems. In addition, financial services compiles and maintains financial, statistical and regulatory records and reports; and it provides accounting services that include centralized processing for accounts payable and payroll. The accounting and reporting for employee benefit plans is also performed. In addition, financial services provides tax research and consultation services in both state and Federal tax areas. Internal audit services are provided, as well as the coordination of financings for all companies, investor relations services, and corporate planning and budgeting (including services related to strategic planning and operational forecasting).

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of employees, number of general ledger transactions, number of checks printed, number of credit cards, AEPSC past 3 months total bill dollars, AEPSC prior month total bill dollars, equal share ratio, current year budgeted salary dollars, total assets less nuclear plant, total gross revenue, level of construction - total, number of vehicles, total assets, number of vendor invoice payments, number of bank accounts, total fixed assets, total AEPSC bill dollars (less interest and/or income taxes and/or other indirect costs), total gross utility plant, number of stores transactions, number of job cost accounting
(JCA) transactions, and functional department's past three months total bill dollars.

Human Resource Services: Human resource services provides administration and coordination of the employee benefit plans, labor relations, certain employee and management training, centralized processing of medical benefit claims, and human resource management for all companies.

Employee based allocation factors are the most utilized by this category, including number of employees, number of non-UMWA employees, and current year budgeted salary dollars.

Information Technology Services: Information technology services provides information processing, electric customer billing, application development, client computing, technical software support, and telecommunications support services such as telephone system support, leased lines, and maintenance of telecommunications equipment. Research and administration support of company-wide information technology standards and specification requirements for mainframe and PC based hardware and software systems is also provided. In addition to providing and maintaining system infrastructure, user and application support services are provided. These services include feasibility studies for new applications, development of new applications and providing enhancements to existing applications, along with other related activities.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, number of employees, number of general ledger transactions, number of help desk calls, equal share ratio, current year budgeted salary dollars, number of transtext customers, number of servers, number of routers, number of work stations, number of electric customers (retail, residential, commercial, or industrial), number of vendor invoice payments, number of cell phones/pagers, number of radios (base, mobile, handheld), number of telephones, number of remote terminal units, active owned or leased communication channels, number of CIS customer mailings, and functional department's past three months total bill dollars.

Operational Services: Strategic and business planning is coordinated on a system-wide basis to track the key issues facing the utility industry in both the short- and long-term and to facilitate the business planning efforts of the individual subsidiaries. In addition, operational services provides central management of rate reviews and other regulatory matters for the electric operating companies.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, total assets, number of employees, total peak load (prior year), equal share ratio, and functional department's past three months total bill dollars.

Other Support Services: Other support services provided include executive group, procurement and supply chain management, research and development, internal and external communications, legal services, governmental affairs, travel services, building and lease services, fleet and equipment services, corporate development, power marketing and energy trading, and special projects.

Depending on the exact nature and the scope of the services performed, the attribution bases most utilized by this category of services are: direct, total assets, number of employees, number of travel transactions, number of vehicles, total peak load (prior year), number of purchase orders written, number of stores transactions, equal share ratio, current year budgeted salary dollars, total assets less nuclear plant, level of construction total, kwh sales, total AEPSC bill dollars (less interest and/or income taxes and/or other indirect costs) and functional department's past three months total bill dollars.




                                                                       Exhibit J


      Pursuant to the Merger Agreement, an acquisition company, wholly owned by AEP and formed solely for the purpose of accomplishing the Merger, will merge with and into CSW. CSW will survive the Merger and become a wholly owned subsidiary of AEP. The former CSW shareholders will exchange their shares of CSW Common Stock for shares of AEP Common Stock. This type of merger, in which CSW survives, will satisfy the definition of a tax free "stock for stock" reorganization as set forth in IRC Sec. 368(a)(1)(B) assuming several other important criteria are met (a "B Reorganization"). On the other hand, if CSW immediately merged directly with and into AEP, then for tax purposes the acquisition would be governed by IRC Sec. 368(a)(1)(A)(an "A Reorganization") instead of IRC Sec. 368(a)(1)(B).

      The tax significance of not immediately merging CSW with and into AEP, relates to the determination of the appropriate tax basis for that which AEP has acquired. Under an A Reorganization (in which CSW did not survive but instead merged directly with AEP), AEP has acquired the assets of CSW from a tax perspective. In that instance, AEP's tax basis would not equal the aggregate tax basis of the former CSW shareholders. Rather, it would equal CSW's tax basis in the former assets of CSW, the common stock of the CSW subsidiaries. This would be referred to as CSW's "inside" tax basis.

      In a B Reorganization, AEP has acquired all the CSW Common Stock from the former shareholders of CSW; accordingly AEP's tax basis in CSW would equal the aggregate tax basis of the former CSW shareholders in the CSW Common Stock they used to hold. This would be referred to as CSW's "outside" tax basis. The actual size of CSW's outside basis cannot be fixed until the Merger closes and the then current shareholders of CSW are identified and the amounts each paid for their shares of CSW Common Stock are determined. A type B Reorganization is not possible unless CSW survives.1

      In general terms, an asset's tax basis is subtracted from the amount realized on its disposition to determine the amount of taxable gain for which the transferor is liable. It follows that a larger tax basis equates to lower tax liability upon disposition of the asset. Subject to certain important assumptions as well as quantifications that cannot precede the closing of the Merger, it has been estimated that CSW's outside tax basis is substantially greater than CSW's inside tax basis. It is difficult to envision any circumstances in which AEP would divest itself of CSW as a whole. However, while AEP has no such present plan or intention, the Combined Company may be required or strongly encouraged either through regulatory or other initiatives or constraints to dispose of a portion of CSW's assets at some time in the future. For example, several states have already instituted utility restructuring efforts that compel the sale or transfer of generation assets. A proportionate share of CSW's outside tax basis would accompany the disposition of such assets only if certain holding periods and other criteria of IRC Sec. 355 have been satisfied. IRC Sec. 355 and related regulations may require that such assets be held for up to seven years. It follows that in all likelihood, the benefits of CSW's greater outside tax basis will not be available to AEP until seven years following the Merger and then only if AEP, either voluntarily or otherwise, divests a portion of CSW's assets in compliance with IRC Sec. 355 and related regulations.

      Subject to certain important assumptions as well as quantifications and other analysis some of which cannot be performed until after the Merger, it has been estimated that CSW's inside tax basis is approximately $1.1 billion. As noted earlier, CSW's outside tax basis cannot be fixed until the Merger closes. Given that CSW currently has approximately 212 million shares of common stock outstanding and that the publicly available market price for that stock has ranged between $15 and $30 per share over the past five years and assuming that all of CSW's current shareholders have purchased their shares within the past five years, it is possible to project the range of CSW's outside tax basis: $3.2 billion ($15 x 212 million) to $6.4 billion ($30 x 212 million).

      Further, because tax basis reduces taxable gain, a determination of the amount of ultimate reduction of tax liability in the event of a disposition, would be made by multiplying the amount of tax basis by the prevailing corporate income tax rate. For example, assuming the prevailing corporate income tax rate of 35% and applying that rate to the projected inside and outside tax bases estimated above, the resulting reduction in tax liability in the event of a disposition of all of CSW's present assets would be as follows:

          Potential Tax Reduction due to Change in Basis

Low end: $0.735 billion ($3.2 billion - $1.1 billion) x 35% =
$0.735 billion

High end: $1.855 billion      ($6.4 billion - $1.1 billion) x 35%
= $1.855 billion

      While the possibility of a total divestiture seems extremely remote, proportional tax savings would still accrue from a B Reorganization in the event of a partial divestiture. For example, a B Reorganization would result in the following additional savings in partial divestitures:

      a divestiture of 5% of CSW's assets =  $36,750,000 to
$92,750,000

      a divestiture of 10% of CSW's assets =  $73,500,000 to
$185,500,000

      a divestiture of 15% of CSW's assets =  $110,250,000 to
$278,250,000

      In summary, the foregoing tax benefits are not possible unless CSW survives the Merger. Preserving CSW's outside tax basis can yield substantial tax savings in the event of a subsequent disposition of a portion of CSW's assets if the requirements of IRC Sec. 355 can be met. Except with respect to the specific mitigation commitments disclosed in Item 3.A.1.b.(ii).ii(b).(x), AEP has no present plan or intention, either after completing the Merger or after any applicable holding period, to dispose of any portion of CSW's assets. However, in order to limit AEP's tax liability in the event of a future disposition, whether voluntary or otherwise, prudent tax planning argues for compliance with the rules for a B Reorganization and the requisite survival of CSW.


--------
1 While a B Reorganization necessitates CSW's survival, the same may not be true of its subsidiaries which, at least in theory, might merge with and into CSW without sacrificing B Reorganization tax treatment. Such consolidation, however, creates more difficulties than it resolves and would be impractical at best and impossible at worst from business, operational and regulatory perspectives.